UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF July 2011

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2011 to March 31, 2011)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. COMPANY OVERVIEW

1. Company Overview

Starting in the first quarter of 2011, SK Telecom Co., Ltd. (the “Company”) prepares and reports its financial statements under the International Financial Reporting Standards as adopted for use in Korea (“K-IFRS”). The transition date of the Company and its consolidated companies to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s quarterly business report for the quarter ended March 31, 2011 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Asset as of Dec. 31, 2010 (millions of Won)	Material Subsidiary

SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication and satellite broadcasting services	387,100	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	329,100	Material
PAXNet Co., Ltd.	May 18, 1999	Database and online information services	35,500
Loen Entertainment, Inc.	Jul. 7, 1982	Music and audio publication	132,400	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	16,400
Ntreev Soft Co., Ltd.	Dec. 1, 2003	Development and supply of online and mobile games and software	34,600
SK i-media Co., Ltd.	Aug. 7, 2006	Development and supply of online and mobile games and software	5,200
Commerce Planet Co., Ltd.	Jul. 1, 1997	Information technology and computer services	41,800
SK Broadband Co., Ltd.	Sep. 26, 1997	Multimedia and IP TV services	3,127,947	Material
Broadband D&M Co., Ltd.	Feb. 5, 1998	Management of telecommunication facilities	10,844	Material
Broadband Media Co., Ltd.	Aug. 25, 2005	Telemarketing services	126,278	Material
Broadband CS Co., Ltd.	Oct. 1, 1998	Call center operation	7,562
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	48,200
2nd Benex Focus Investment Fund	Dec. 12, 2008	Investment partnership	31,600
Open Innovation Fund	Dec. 22, 2008	Investment partnership	44,700
PS&Marketing Corporation	Apr. 3, 2009	Resale of telecommunication services	246,600	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Call center operation and telemarketing services	37,100
Service Top Co., Ltd.	Jul 1, 2010	Call center operation and telemarketing services	30,000
Network O&S Co., Ltd.	Jul. 1, 2010	Wireless telecommunication services	33,600
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	37,600

Name	Date of Establishment	Principal Business	Total Asset as of Dec. 31, 2010 (millions of Won)	Material Subsidiary
Sky Property Mgmt., Ltd.	Jun. 20, 2007	Real estate rental	567,500	Material
Shenzhen E-eye High Tech Co., Ltd.	Apr. 1, 2000	Telematics services	20,200
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Wireless telecommunication services	49,100	Material
SKT Americas, Inc.	Dec. 29, 1995	Management consulting and investment	51,900
Technology Venture Fund, LP	Aug. 12, 2008	Investment	19,600
YTK Investment Ltd.	Jul. 1, 2010	Investment	39,600
SK Telecom Global Investment B.V	Jul. 3, 2008	Investment	39,500

A. Corporate Legal Business Name: SK Telecom Co., Ltd.

B. Date of Incorporation: March 29, 1984

C. Location of Headquarters

(1) Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea

(2) Phone: +82-2-6100-2114

(3) Website: http://www.sktelecom.com

D. Corporate Purpose of the Company

Business Objectives

1.	Information and communication business

2.	Handset sales and lease business

3.	New media business

4.	Advertisement business

5.	Communication sales business

6.	Real estate business(development, maintenance, leasing, etc.) and chattel leasing business

7.	Research and technology development related to Clause 1 through 4

8.	Overseas business and trading business related to Clause 1 through 4

9.	Manufacturing and distribution business related to Clause 1 through 4

10.	Tourism

11.	Electronic financial business

12.	Motion picture business (Production, Importation, Distribution, Screening)

13.	Lifetime education and lifetime educational facilities management

14.	Electric related construction business

15.	Information and communication related work business

16.	Ubiquitous city construction and service business

17.	Any business or undertaking incidental or conducive to the attainment of the objects above

E. Credit Ratings

(1) Corporate Bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular rating
June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
October 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Ratings	Current rating
January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Ratings	Current rating
February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 24, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 26, 2009	Corporate bond	AAA	Korea Ratings	Regular rating
June 30, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 22, 2010	Corporate bond	AAA	Korea Ratings	Regular rating
June 29, 2010	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2010	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Regular rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(2) Commercial Paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 3, 2008	CP	A1	Korea Ratings	Current rating
June 16, 2008	CP	A1	Korea Information Services, Inc.	Current rating
June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current rating
October 20, 2008	CP	A1	Korea Ratings	Regular rating
October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular rating
October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular rating
June 24, 2009	CP	A1	Korea Information Services, Inc.	Current rating
June 26, 2009	CP	A1	Korea Ratings	Current rating
June 30, 2009	CP	A1	Korea Investors Service, Inc.	Current rating
December 15, 2009	CP	A1	Korea Ratings	Regular rating
December 30, 2009	CP	A1	Korea Investors Service, Inc.	Regular rating

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
December 30, 2009	CP	A1	Korea Information Services, Inc.	Regular rating
June 22, 2010	CP	A1	Korea Ratings	Current rating
June 29, 2010	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Current rating
December 16, 2010	CP	A1	Korea Ratings	Regular rating
December 27, 2010	CP	A1	Korea Investors Service, Inc.	Regular rating
December 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Regular rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(3) International Credit Ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company (Credit rating range)	Rating type
April 7, 2009	Offshore Convertible Bonds	A	Fitch (England)	Current rating
April 7, 2009	Offshore Convertible Bonds	A2	Moody’s (U.S.A.)	Current rating
April 7, 2009	Offshore Convertible Bonds	A	S&P (U.S.A.)	Current rating

2. Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband Co., Ltd.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

A. Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)

B. Significant Changes in Management

At the 27th General Shareholders’ Meeting held on March 11, 2011, (1) Sung Min Ha and Jin Woo So were elected as inside directors, (2) Rak Yong Uhm, Jay Young Chung and Jae Ho Cho were re-elected as independent directors, and (3) Jay Young Chung and Jae Ho Cho were re-elected as members of the audit committee. Man Won Jung and Ki Haeng Cho resigned from the Board on March 11, 2011.

C. Change in Company Name

On September 22, 2008, SK Broadband, one of our material consolidated subsidiaries, changed its name to SK Broadband Co., Ltd. from Hanaro Telecom Co., Ltd. to facilitate the sharing of SK Group’s corporate culture and brand. Similarly, on September 22, 2008, Broadband Media Co., Ltd., another of our material consolidated subsidiaries, changed its name to Broadband Media Co., Ltd. from Hanaro Media Co., Ltd.

D. Mergers, Acquisitions and Restructuring

SK Telink Co., Ltd.

(1) Merger

On July 22, 2010, the board of directors approved the merger of TU Media Corp. into SK Telink Co., Ltd. effective as of November 1, 2010. In connection with this merger, SK Telink issued 256,763 shares of its common stock.

SK Communications Co., Ltd.

(1) Merger

On June 25, 2007, the board of directors resolved to cause SK Communications Co., Ltd. to merge into Empas Corp., effective as of November 1, 2007. We believe this merger helped to strengthen our competitiveness in the portal services market. In the merger, one share of the former SK Communications was converted into 3.5732182 shares of Empas.

(2) Spin off

On August 6, 2008, the board of directors resolved to spin off its video education business to create Etoos Co., Ltd., effective as of November 1, 2008. The spin off was intended to help the Company to better focus on its core businesses and to give each of our business divisions greater autonomy in making operational decisions based on technical expertise specific to the respective business division.

(3) Acquisition

1. Acquisition of publishing business division

On April 10, 2009, SK Communications sold its publishing business division to Etoos for Won 4,785 million in accordance with the resolution of our board of directors of March 5, 2009.

2. Acquisition of the “KUKU” division

On July 1, 2009, SK Communications purchased the “KUKU” division from SK I-Media Co., Ltd., a subsidiary of ours, for a purchase price of Won 1,157 million, in accordance with the June 25, 2009 resolution of our board of directors.

3. Acquisition of the Spicus division

Pursuant to the July 23, 2009 resolution of our board of directors, SK Communications sold the Spicus division, the Company’s telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures on August 1, 2009 for a purchase price of Won 1,493 million.

4. Disposition of shares

SK Communications sold all of its shares in Etoos to Cheong Sol pursuant to a resolution of our board of directors of October 19, 2009 and, as consideration, received Won 50,000 million principal amount of convertible bonds.

E. Other Important Matters related to Management Activities

SK Broadband, a material consolidated subsidiary of ours, acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for our broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, we did not believe such acquisitions rose to the level of purchasing an entire business line from another company or likely to have a material impact on our business, and therefore we believed that such acquisitions did not require resolution of our shareholders.

3. Total Number of Shares

A. Total number of shares

(As of March 31, 2011)	(Unit: shares)

Classification	Share type
	Common shares	—	Total	Remarks
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	9,650,712	—	9,650,712	—
VI. Number of shares outstanding (IV-V)	71,094,999	—	71,094,999	—

B. Treasury Stock

(1) Acquisitions and Dispositions of Treasury Stocks

(As of March 31, 2011)	(Unit: Shares)

				At the beginning of period	Changes			At the end of period
Acquisition methods			Type of shares		Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	5,686,02	—	—	—	5,686,02
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Appraisal rights of dissenting shareholder	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	5,686,02	—	—	—	5,686,02
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	77,974	—	—	—	77,974
			Preferred shares	—	—	—	—	—

Total			Common shares	9,650,712	—	—	—	9,650,712
			Preferred shares	—	—	—	—	—

*	Among 9,650,712 shares directly acquired by the Company, 2,177,389 shares were deposited with the Korea Securities Depository as of March 31, 2011 for issuance upon conversion of the overseas convertible bonds.

4. Status of Voting Rights

(As of March 31, 2011)	(Unit: shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—
Number of shares without voting rights (B)	Common share	9,650,712	Treasury shares
	Preferred share	—
Shares with restricted voting rights under the Korean law (C)	—	—	—
Shares with reestablished voting rights (D)	—	—	—
The number of shares with exercisable voting rights (E = A - B - C + D)	Common share	71,094,999	—
	Preferred share	—

5. Dividends and Others

A. Dividends

(1)	Distribution of interim dividends of Won 1,000 was approved during the 305th Board of Directors’ Meeting on July 23, 2009.

(2)	Distribution of cash dividends was approved during the 26th General Meeting of Shareholders held on March 12, 2010.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(3)	Distribution of interim dividends of Won 1,000 was approved during the 318th Board of Directors’ Meeting on July 22, 2010.

(4)	Distribution of cash dividends was approved during the 27th General Meeting of Shareholders held on March 11, 2011.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

B. Dividends for the Last 3 Fiscal Years

(Unit: in millions of Won, except per share value)

Classification		As of and for the 1st quarter ended March 31, 2011	As of and for the year ended December 31, 2010	As of and for the year ended December 31, 2009
Par value per share (Won)		500	500	500
Net income		560,672	1,974,008	—
Net income per share (Won)		7,886	—	—
Total cash dividend		—	669,534	680,043
Total stock dividends		—	—	—
Percentage of cash dividend to available income (%)		—	—	—
Cash dividend yield ratio (%)	Common share	—	5.4	5.6
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	—	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Total cash dividend of Won 680,043 million for the year ended December 31, 2009 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 669,534 million for the year ended December 31, 2010 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

II. BUSINESS

Each company in consolidated entity is separate as a legal entity providing independent services and products. The business is majorly distinguished as a wireless telecommunication business consisting of mobile phone, wireless data, information telecommunication, a fixed line telecommunication business consisting of PSTN, high speed Internet, data and network lease service etc. and other telecommunication business composing of Internet portal service, game etc.

1. Business Overview

[Wireless Business]

A. Industry Characteristics

As of March 31, 2011, the number of domestic mobile phone subscribers reached 51.36 million and, with more than 100% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, the penetration rate is expected to increase further due to increased use of mobile phones by corporate users resulting from the rapid growth of smart phone markets, as well as the increasing popularity of high-tech mobile devices based on wireless data services such as tablet PC.

The Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced handsets including various smart phones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite Digital Multimedia Broadcasting (“DMB”), digital home services, connected workforce services and other related services. In addition, through HSPA+ network commercialized in October 2010 and the LTE network expected to be introduced from July 2011, the B2B business directly resulting in the enhancement of productivity, such as the corporate “connected workforce” business, is expected to grow rapidly.

B. Growth Potential

(Unit: 1,000 persons)

Classification		As of March 31, 2011	As of December 31,
			2010	2009	2008	2007
Number of subscribers	SK Telecom	25,989	25,705	24,270	23,032	21,968
	Others (KT, LGU+)	25,376	25,062	23,675	22,575	21,529
	Total	51,365	50,767	47,944	45,607	43,497

(Source: Korea Communications Commission website)

C. Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. In addition, sales revenue related to data services is expected to increase due to the increasing popularity of smart phones and wireless Internet. Business-to-business segment that creates added values by adding additional solutions and applications is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Historical market share of the Company:

(As of March 31, 2011)	(Unit: %)

Classification	As of March 31, 2011	As of December 31,
		2010	2009	2008
Mobile communication services	50.6	50.6	50.6	50.5

Comparative market share:

(As of March 31, 2011)	(Unit: %)

Classification	SK Telecom	KT	LG U+
Market share	50.6	31.7	17.7

(Source: Korea Communications Commission website)

D. Business Overview and Competitive Strengths

We provide wireless telecommunications services, characterized by our competitive strengths in handheld device, affordable pricing, network coverage and an extensive contents library. With the scheduled commencement of services employing LTE technology, we expect to be able to provide our wireless subscribers with access to high-quality video contents and services, interactive multimedia games and other new services. We are also actively fostering the growth of 11th Street, T Store and commerce markets that we believe have a strong growth potential in open platform environments. We are also exploring new business opportunities with strong growth potential, such as message services, “SNS” services, “N Screen-based Personal Media” and other services. In the business-to-business services, we are planning to strengthen strategic alliances to develop and commercialize industry-specific custom solutions in healthcare, education and other industries.

As of March 31, 2011, we had approximately 26.0 million wireless subscribers throughout Korea and our share of the Korean wireless market was approximately 50.6%. On April 16, 2011, we became the first in Korea to launch pilot LTE services in the 800 MHz band and we are making preparations to commence commercial LTE services by July 2011. We expect that the faster data transmission speed of the LTE network will allow us to offer significantly improved wireless data transmission services, allowing us to more efficiently handle the fast growing data traffic and provide our subscribers with access to high-quality video contents and services, interactive multimedia games and other new services that thus far have been accessible only in fixed-line environments. In addition, we continue to expand our WCDMA network capacity as well to meet continually growing consumer demand, including by phased expansion of our “6FA” coverage areas, data transmission-only FA and “6 sector solution” areas.

As for our platform business, which has been identified as one of our key growth areas, we are pursuing the growth of T Store and commerce markets that we believe have a strong growth potential in open platform environments. 11th Street, an online shopping mall launched by us in 2008, has shown strong growth and we believe it may be possible for 11th Street to reach a break-even point this year. In addition, with the increased use of smartphones, we plan to launch a mobile version of 11th Street to further exploit the m-Commerce opportunities, as well as exploring new business opportunities with strong growth potential, such as message services, “SNS” services, “N Screen-based Personal Media” and other services.

[Fixed Line Business]

A. Industry Characteristics

The Korean telecommunications industry is currently characterized by the introduction of smartphones, tablet computers and other devices with enhanced mobility and the advent of cloud computing, mobile offices and other information and communications technology. In addition, mergers among fixed-line operators and wireless operators have accelerated the convergence within the telecommunications sector, creating a market structure in which groups with both fixed-line and wireless capabilities compete for greater market share to secure a more solid footing in the market. Spurred on by the introduction of various bundled products , growth in the subscriber base for IP TV services and a paradigm shift in the voice telephone market towards Internet-based telephone services, the broadband and fixed-line telecommunications market is playing a key role in the accelerated consolidation of the service providers as well as heightened competition in a growing market. The increased usage of smartphones has greatly increased the demand for wireless data transmissions, thereby putting into greater relief the importance of fixed-line networks.

We believe the transition to digital media-based TV services will accelerate in 2012 when analog open air TV broadcast will come to an end. We expect stronger competition in new services such as smart TVs and various convergence products, such as smartphones and N Screen services employing tablet computers.

B. Growth Potential

(Unit: 1,000 persons)

Classification		As of March 31, 2011	As of December 31,
			2010	2009
Fixed Line Subscribers	High Speed Internet	17,399	17,224	16,348
	Fixed Line	18,953	19,273	20,089
	IPTV	2,915	2,740	1,742

(Source: Korea Communications Commission website)

C. Domestic and Overseas Market Conditions

The broadband and fixed-line telecommunications market comprises all residents in Korea who have a need for broadband Internet, telephone, IP TV or other fixed-line services, regardless of their sex, age and income levels, and extends to all geographical areas in Korea. Most foreign countries deem fixed-line telecommunications services as part of their national infrastructure, and therefore at this moment reliance on domestic service providers is near 100%. The broadband Internet market and telephone services market are near saturation, but there is a steady increase in number of subscribers. In addition, there has been a strong growth in the market for IP TV, smart office services and other integrated convergence products that are becoming the new media platform in the market, resulting in faster growth in the business-to-business market.

Historical market share of the Company:

(As of March 31, 2011)

Classification	As of March 31, 2011	As of December 31,
		2010	2009
High Speed Internet (include Resale)	23.3	23.2	23.5
Fixed Line (include VOIP)	13.9	13.7	11.5
IPTV	25.1	26.8	23.1

Source: Korea Communications Commission website)

D. Business Overview and Competitive Strengths

Our broadband and fixed-line services are largely carried out by SK Broadband, which is a material consolidated subsidiary of SK Telecom. SK Broadband is engaged in providing telecommunciations, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. With the adoption of K-IFRS in 2011, our broadband and fixed-line services segment also includes the following services provided by certain other subsidiaries of SK Telecom subject to consolidation under K-IFRS: multimedia services and IP TV services (Broadband Media Co., Ltd.); telemarketing services (Broadband CS Co., Ltd.); and telecommunications-related construction and lease services (Broadband D&M Co., Ltd.).

SK Broadband, which in 1999 became the first company in the world to commence commercial ADSL services, has strengthened its co-marketing efforts with SK Telecom. The co-marketing efforts and the enahanced competitiveness of the bundled products have resulted in expanded subscriber base across all of our businesses, including broadband Internet, telephone and IP TV. In particular, we have positioned ourselves to focus on corporate customer services as one of the key strategic areas for mid- to long-term growth, and our efforts to exploit new information and communications technology based businesses have led to revenue growth and strengthening of our competitiveness in the emerging business-to-business market.

SK Telink, a material consolidated subsidiary of ours, provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. We launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. In addition, in 2010, we were again ranked first in the four major independent customer satisfaction surveys, including the Korea Nation Customer Satisfaction Index, after having been ranked first in 2009. The revenue from our international calling services in 2010 was Won 323.4 billion, which represents a 7% growth from 2009.

[Other Business]

A. Industry Characteristics

Although the number of Internet subscribers and penetration rate of Internet services in general have remained stagnant, Internet advertising has seen continued growth despite such constraints in growth potential of the Internet services market. We believe the growth of the Internet display advertising market owes in large part to its cost effectiveness compared to traditional off-line advertising, the increase in Internet advertising budgets among corporate advertisers, development of new Internet advertising products and increases in Internet advertising fees. In addition, search-based Internet advertising has continued its growth as a result of increase in pay-per-click pricing due to heightened demand by a growing number of advertisers and the increase in the overall number of clicks.

B. Growth Potential

In the past 10 years, the number of Internet subscribers in Korea increased by approximately 18 million from approximately 19.0 million in 2000 to approximately 37.0 million in 2010, representing a 7.1% compounded annual growth rate. The number of Internet subscribers saw an annual growth rate of at least 5.0% in the first half of the decade; however, starting in 2006, the annual growth rate dropped to around 1% as the market became more mature and stable. To be more specific, the number of Internet subscribers increased by 28.0% in 2001 as compared to 2000, and the annual growth rate in 2002 was 7.8%, in 2003, 11.2%. In 2004, which recorded an growth rate of 8.1%, the total Internet subscribership surpassed 30 million for the first time. In contrast, the annual growth rate in 2007, 2008, 2009 and 2010 were 1.9%, 1.7%, 1.1% and 1.2%, respectively. (Source: Korea Internet & Security Agency).

C. Domestic and Overseas Market Conditions

(1) Market Characteristics

As more Internet subscribers are going beyond being passive consumers of information to active creators of contents, portal service providers are becoming more focused on providing services customized to such subscribers’ individual characteristics and usage patterns. In addition, the mobile Internet services market is growing with the increased usage of smartphones, which we believe would lead to increased production and dissemination of mobile contents. We plan to continue developing various services that would heighten the masses of Internet subscribers and their activities on the Internet.

(2) Competition

Internet portal service providers provide more or less identical types of services, including search, social networking sites, email service, news and other contents. However, for each type of service, a small number of service providers with specialized expertise are enjoying relatively large market shares. However, the portal services market has a relatively light entry barrier and there is increased competition from new entrants. In addition, the ease of access to services provided by competitive foreign providers is also adding to a strongly competitive market environment. We plan to continue to playing a leading role in this market by building on our “Cyworld” network, which is the largest social networking site in Korea, and its contents library, the brand power of “NATE” portal service, which is our integrated wired and wireless Internet platform, the instant text and multimedia message services provided through NATE-ON and other key areas in which we believe we have the competitive advantage.

(3) Market Share

Historical market share of the Company:

(As of March 31, 2011)	(Unit: %)

Classification	As of March 31, 2011	As of December 31,
		2010	2009
High Speed Internet (include Resale)	23.3	23.2	23.5
Fixed Line (include VOIP)	13.9	13.7	11.5
IPTV	25.1	26.8	23.1

Source: Korea Communications Commission website)

D. Business Overview and Competitive Strengths

SK Communications, a material consolidated subsidiary of SK Telecom, provides integrated portal services through NATE, social networking services through Cyworld and instant messaging services through NATE-ON. Key sources of revenue for SK Communications is display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE, Cyworld and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of on-line media as an advertising outlet has resulted in greatly expanded advertiser base, and the increasing variety in the format of advertising have all contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include sales of on-line items to be used on Cyworld, contents sales and providing certain types of services. Revenues from contents and other services are generated through sales of on-line digital items through fixed-line Cyworld services and revenues generated by usage of mobile Cyworld services, which are shared with mobile phone service operators, as well as revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, games and other contents services. In addition, SK Communications receives revenue from its services agreement with SK Telecom in connection with operation of WAP wireless NATE services. SK I-Media, Co., Ltd., a subsidiary of SK Communications, is engaged in software development and distribution, Internet contents services, and providing Internet systems solutions.

SK Communications was able to record a positive net income in 2010 as a result of increased synergy from convergence of a variety of new and existing services and its continued business restructuring measures. SK Communications’ revenue in 2010 was Won 242.3 billion, which was the largest in its history and represented a 21% increase from 2009.

2011 will be a year in which SK Communications will aim to take big strides in its growth as it builds on the results of 2010 and strive to become the leading Internet service provider in Korea. Key strategic goals for SK Communications in 2011 are to strengthen its social networking site, Cyworld, and to become the service provider with the largest market share in the smart device contents market. We will aim to further strengthen our competitiveness by taking such initiatives as integrating the wide range of services provided through NATE and NATE-ON to our social networking services, and adding a social networking search service in our NATE search engine. Furthermore, we will pursue expansion into foreign markets by further exploiting the advantages of our social networking services that are unique to Cyworld, as well as improving its user interface to make it accessible to users all around the world, with an aim to establishing regional hubs for our social networking services.

2. Major Products & Services

A. Updates on Major Products and Services

Business fields	Sales type	Item	Major trademarks	Sales amount (ratio)
Mobile	SK Telecom Co., Ltd., Commerce Planet Co., Ltd., PS&Marketing Corporation, Service Ace Co., Ltd., Service Top Co. Ltd., Network O&S Co., Ltd.	Mobile Phone, Wireless Data, Information Telecommunication	NATE, T Store and others	3,250,811(83%)
Fixed Line	SK Broadband Co., Ltd., Broadband D&M Co., Ltd., Broadband Media Co., Ltd., Broadband CS Co., Ltd., SK Telink Co., Ltd.	Phone, High Speed Internet, Date and Network lease service	B tv , 00700 international call and others	543,163(14%)
Other	SK Communications Co., Ltd., PAXNet Co., Ltd., Loen Entertainment, Inc., SKT Americas, Inc., SK Telecom China Holdings Co., Ltd.	Internet Portal Service, Game	NATE, Cyworld and others	114,887(3%)
—	—	—	Others	3,908,861(100%)

B. Price Fluctuation Trend of Major Products and Services

[Mobile Business]

Previously, based on the Company’s Basic Plan for monthly subscription, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds and based on the Company’s Standard Plan, basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of December 31, 2010, based on the Company’s Basic Plan for monthly subscription, the basic service fee was Won 13,000 per month and the usage fee was Won 2 per 1 second and based on the Company’s Standard Plan, basic service fee was Won 12,000 per month and the usage fee was Won 1.8 per 1 second.

[Fixed Line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. For the quarter ended March 31, 2011, broadband Internet services comprises 49.5% of SK Broadband’s revenue, telephony service 25.5%, corporate data services 16.4% and other telecommunications services 8.6%.

3. Investment Status

A. Investment in Progress

(Unit: in 100 millions of Won)

Business field	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2011	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	3,002	To be determined
Total				—	To be determined	3,002	To be determined

B. Future Investment Plan

(Unit: in 100 millions of Won)

	Expected investment amount		Expected investment for each year			Investment effect
Business field	Asset type	Amount	2011	2012	2013
Network/Common	Network, systems and others	23,000	23,000	To be determined	To be determined	Upgrades to the existing services and provision of new services
Total		23,000	23,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

4. Revenues

(Unit: in millions of Won)

Business field	Sales type	Item		2011 1Q	2010
Mobile	Services	Mobile communication	Export	—	599
			Domestic	3,250,811	12,919,663
			Subtotal	3,250,811	12,920,262
Fixed Line	Services	Fixed line, B2B data, High speed internt, TV	Export Domestic Subtotal	7,695 535,468 543,163	30,883 2,196,424 2,227,307

Other	Services	Display and Search ad., Content	Export	2,798	12,000
			Domestic	112,089	439,726
			Subtotal	114,887	451,726
Total			Export	10,493	43,482
			Domestic	3,898,368	15,555,813
			Total	3,908,861	15,599,295

(Unit: in millions of Won)

	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total revenue	3,449,197	666,566	138,319	4,254,083	-345,221	3,908,861
Internal revenue	198,386	123,403	23,432	345,221	-345,221	0
External revenue	3,250,811	543,163	114,887	3,908,861	0	3,908,861
Operating income (loss)	647,875	-31,218	-2,319	614,338	0	614,338
Net profit (loss)	595,693	-50,850	-7,575	537,268	0	537,268
Total asset	19,863,662	3,529,803	1,495,884	24,889,349	-1,952,130	22,937,219
Total liabilities	8,147,485	2,246,844	327,592	10,721,921	-71,720	10,650,202

5. Derivative Transactions

SK Telecom Co., Ltd.

A. Currency Swap

(1) Purpose of Contracts: Hedging of risks related to fluctuations in currency exchange rates and interest rates

(2) Contract Terms

•	Currency swap contract applying cash flow risk hedge accounting

The Company has entered into a currency and interest rate swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated floating rate long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of March 31, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 3,186,132,000 (excluding tax effect totaling Won 456,795,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 15,920 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a currency and interest rate swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of March 31, 2011, in connection with this unsettled currency and interest rate swap contracts, an accumulated gain on valuation of derivatives amounting to Won 1,822,556,000 (excluding tax effect totaling Won 1,012,592,000 and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling Won 62,442,968,000) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a currency and interest rate swap contract with Mizuho Corporate Bank in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (59-2) with face amounts totaling JPY 3,000,000,000 issued on January 22, 2009. As of March 31, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 2,413,651,000 (excluding tax effect totaling Won 680,774,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 6,171,748,000) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a currency and interest rate swap contract with The Bank of Tokyo-Mitsubishi in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (60-2) with face amounts totaling JPY 5,000,000,000 issued on March 5, 2009. As of March 31, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 1,101,418,000 (excluding tax effect totaling Won 310,657,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 12,013,476,000) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a currency swap contract with six banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007, and has applied cash flow risk hedge accounting to this foreign currency swap contract starting from May 12, 2010. Accordingly, as of March 31, 2011, in connection with this unsettled foreign currency swap contract, an accumulated loss on valuation of currency swap of Won 27,259,253,000 that has accrued since May 12, 2010 (excluding tax effect totaling Won 7,688,507,000 and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling Won 14,397,710,000) was accounted for as accumulated other comprehensive loss. Meanwhile, a loss on valuation of currency swap of Won 129,806,021,000 incurred prior to the date of applying cash flow risk hedge accounting was charged to current operations.

B. Interest Rate Swap

(1) Purpose of Contracts: Hedging of risks related to fluctuations in interest rates

(2) Contract Terms

•	Interest rate swap contract to which the cash flow risk hedge accounting is applied:

The Company has entered into an interest rate swap contract with three banks including Nonghyup Bank in order to hedge the interest rate risk of long-term borrowings (totaling Won 500 billion) during the period between July 28, 2008 and August 12, 2011. As of March 31, 2011, in connection with unsettled interest rate swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 2,641,683,000 (excluding tax effect totaling Won 843,387,000) was accounted for as accumulated other comprehensive loss.

•	Interest rate swap contract to which the hedge accounting is not applied

The Company has entered into an interest rate swap contract with two banks including DBS in order to hedge the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with this unsettled interest rate swap contract, gain on valuation of interest rate swap of Won 1,262,898,000 and loss on valuation of interest rate swap of Won 1,642,154,000 for the three month periods ended March 31, 2011 and March 31, 2010, respectively, were charged to current operations.

SK Broadband Co., Ltd.

SK Broadband has entered into a currency swap contract with six financial institutions including the Korea Development Bank to hedge the foreign currency risk of U.S. dollar denominated bonds (with face amounts totaling US$500,000,000) issued on February 1, 2005, and has applied cash flow risk hedge accounting to this foreign currency swap contract.

(Won in thousands)

Title	Counterparties	Contract Date / Expiration Date	Purpose	Nominal Amount	Settlement Method	Early Redemption	Short-term Derivatives	Currency Swap Liability	Accumulated Other Comprehensive Gain	Loss on Valuation of Currency Swap	Agreed Exchange Rates
Currency swap	Korea Development Bank and others	Feb. 1, 2005 / Feb. 1, 2012	Risk hedging	US$500 million	Receive US$ required to repay bonds and pay KRW in accordance with agreed exchange rates	Permitted	45,996,964	—	8,618,202	15,697,385	1,026.5 – 1,035.0

6. Major Contracts

[SK Telecom]*

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount (Won in 100 million)
Product/ Equipment	SK Broadband	January 1, 2011	December 30, 2011	Purchase of Materials for Yeosu Expo Transmission Line	11
Construction	SK Broadband	January 28, 2011	March 31, 2012	2010 Network, B2B building Facility Construction (SORO)	25

Subtotal					36

*	Non-arm’s length contracts with contract price of Won 1billion or higher (excluding value-added tax).

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

[SK Communications]

In April 2011, SK Communications entered into a memorandum of understanding for general cooperation with Daum Communications Co., Ltd. in order to strengthen competitiveness by cooperating in business and services.

7. R&D Investments

	Category	For the quarter ended March 31, 2011	For the year ended December 31, 2010	Remarks
	Raw material	6	41	—
	Labor	16,943	49,441	—
	Depreciation	34,559	143,131	—
	Commissioned service	10,078	98,545	—
	Others	6,769	64,755	—
	Total R&D costs	68,355	355,913	—
Accounting	Sales and administrative expenses	67,709	352,186	—
	Development expenses (Intangible assets)	646	3,727	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	1.75%	2.28%

8. Other information relating to investment decisions

A. Trademark Policies

The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.

The Company’s ’Brand Management Council’ in charge of overseeing its systematic corporate branding operates full time to execute decisions involving major brands and operates ‘Brandnet’, an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.

B. Business-related Intellectual Properties

The Company owns intellectual property rights to the design of alphabet “T”. The rights are based on domestic trademark laws and the Company has proprietary and exclusive use of the trademark for 10 years and the rights are renewable. The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

III.	FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated)

A.	Summary Financial Information (Consolidated)

(Unit: in million Won)

Classification/Fiscal Year	As of and for the quarter ended March 31, 2011	As of and for the year ended December 31,2010
Current Assets	6,702,844	6,653,992
• Cash and Cash Equivalent	1,385,026	659,405
• Accounts Receivable	1,885,366	1,949,397
• Notes Receivable	2,147,625	2,531,847
• Others	1,284,827	1,513,343
Non-Current Assets	16,234,375	16,478,397
• Long Term Investment	1,935,864	1,680,582
• Affiliate Investment	1,216,864	1,204,692
• Fixed Assets	8,030,516	8,153,413
• Intangible Assets	1,795,507	1,884,956
• Good Will	1,736,557	1,736,649
• Others	1,519,069	1,818,106
Total Assets	22,937,219	23,132,389
Current Liabilities	6,819,594	6,202,170
Non-Current Liabilities	3,830,608	4,522,219
Total Liabilities	10,650,202	10,724,390
Controlling Shareholders’ Equity	11,217,152	11,329,991
Capital	44,639	44,639
Other Paid-In Capital	-72,502	-78,953
Retained Earnings	10,662,776	10,721,249
Other Capital	582,238	643,055
Minority Interests	1,069,865	1,078,008
Total Stockholders’ Equity	12,287,017	12,407,999
Number of Subsidiaries	27	27

Classification/Fiscal Year	As of and for the quarter ended March 31, 2011	As of and for the quarter ended March 31, 2010
Revenue	3,908,861	3,764,446
Operating Profit (or Loss)	614,338	476,203
Profit (or Loss) From Continuing Operation Before Income Tax	537,268	343,291
Consolidated Total Net Profit	537,268	343,291
Net Profit (or Loss) Attributable to Majority Interests	542,534	375,587
Net Profit (or Loss) Attributable to Minority Interests	-5,266	-32,296
Earnings Per Share (Won)	7,631	5,192
Diluted Earnings Per Share (Won)	7,418	5,066

2.	Summary Financial Information (Non-Consolidated)

Classification/Fiscal Year	As of and for the quarter ended March 31, 2011	As of and for the year ended December 31,2010
Current Assets	5,201,961	5,316,977
• Cash and Cash Equivalent	1,060,332	357,470
• Accounts Receivable	1,337,137	1,453,061
• Notes Receivable	2,102,887	2,499,969
• Others	701,605	1,006,477
Non Current Assets	14,331,972	14,410,150
• Long Term Investment	1,759,645	1,517,029
• Affiliate Investment	3,593,759	3,584,395
• Fixed Assets	5,436,270	5,469,747
• Intangible Assets	1,359,725	1,424,969
• Good Will	1,308,422	1,308,422
• Others	874,150	1,105,588
Total Assets	19,533,932	19,727,126
Current Liabilities	4,630,272	4,561,014
Non Current Liabilities	3,409,944	3,585,155
Total Liabilities	8,040,216	8,146,169
Capital	44,639	44,639
Other Paid-In Capital	-24,643	-24,643
Retained Earnings	10,783,751	10,824,356
Other Capital	689,970	736,606
Total Shareholders’ Equity	11,493,717	11,580,958

Classification/Fiscal Year	As of and for the quarter ended March 31, 2011	As of and for the quarter ended March 31, 2010
Revenue	3132148	3049930
Operating Profit (or Loss)	597980	515311
Profit (or Loss) From Continuing Operation Before Income Tax	597980	515311
Net Profit (or Loss)	560,672	413,114
Earnings Per Share (Won)	7,886	5,710
Diluted Earnings Per Share (Won)	7,665	5,570

3. K-IFRS preparation, impact to financial statements, changes in accounting principle implemented

•	Transition to K-IFRS

The Company prepares its financial statements in accordance with K-IFRS starting from the fiscal year 2011 which commenced on January 1, 2011. The Company’s financial statements in previous periods were prepared in accordance with Korean GAAP. The Company’s financial statements for the fiscal year 2010 presented for comparison were prepared in accordance with K-IFRS with January 1, 2010 as the transition date and pursuant to K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards.” For more information, please refer to the independent auditor’s review report attached hereto.

IV.	AUDITOR’S OPINION

1. Auditor (Consolidated)

Quarter ended March 31, 2011	Year ended December 31,
	2010	2009
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

2. Audit Opinion (Consolidated)

Term	Auditor’s opinion	Issues noted
Quarter ended March 31, 2011	—	—
Year ended December 31, 2010	Unqualified	—
Year ended December 31, 2009	Unqualified	—

3. Auditor (Non-Consolidated)

Quarter ended March 31, 2011	Year ended December 31,
	2010	2009
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

4. Audit Opinion (Non-Consolidated)

Term	Auditor’s opinion	Issues noted
Quarter ended March 31, 2011	—	—
Year ended December 31, 2010	Unqualified	—
Year ended December 31, 2009	Unqualified	—

3. Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

(Unit: in thousands of Won)

Term	Auditors	Contents	Fee	Total hours
Quarter ended March 31, 2011	Deloitte Anjin LLC	Semi-annual review	1,364,000	14,033
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2010	Deloitte Anjin LLC	Semi-annual review	1,563,770	16,810
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		IFRS-based financial statements review
		English financial statements review and other audit task
Year ended December 31, 2009	Deloitte Anjin LLC	Semi-annual review	1,308,356	13,982
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

B.	Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)
Term	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2010	July 20,2010	Management consulting	4 days	5,000
	July 28, 2010	Tax consulting	15 days	18,000
	July 28, 2010	Tax consulting	5 days	6,600
	July 28, 2010	Tax consulting	30 days	40,000
	July 28, 2010	Tax consulting	20 days	23,100
	December 23, 2010	Tax consulting	3 days	7,700
	December 23, 2010	Tax consulting	20 days	24,600
	December 29, 2010	Tax consulting	15 days	17,000
Year ended December 31, 2009	May 13, 2009	Tax consulting	30 days	40,000
	May 22, 2009	Tax consulting	10 days	10,000
	May 22, 2009	Tax adjustment for fiscal year 2008	20 days	34,000
	May 22, 2009	Review of deferred corporate income tax for 1Q and 2Q	10 days	14,000
	September 14, 2009	Review of quarterly tax adjustments	5 days	7,000
	September 14, 2009	Tax consulting	20 days	20,000
	December 28, 2009	Review of quarterly tax adjustments	5 days	7,000
	December 28, 2009	Tax consulting	10 days	12,000

V.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES

1.	Board of Directors

A.	Overview of Board of Directors Composition

The Company’s Board of Directors is comprised of eight members: five independent directors and three inside directors. Within the Board, there are five Committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

The number of persons	Inside directors	Independent directors
8	Jae Won Choi, Sung Min Ha, Jin Woo So	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

B.	(1) Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
322th (the first meeting of 2011)	January 21, 2011	- Financial Statements as of and for the year ended December 31, 2010.	Approved as proposed
		- Annual Business Report as of and for the year ended December 31, 2010	Approved as amended
		- Report for Internal Accounting Management System	—
		- Report for Subsequent Events following 4Q 2010	—

323th (the second meeting of 2011)	February 10, 2011	- Convocation of the 27th Annual General Meeting of Shareholders	Approved as proposed
		- Cooperation and share swap with KB Financial Group	Approved as proposed
		- Result of Internal Accounting Management System Evaluation	—

324th (the third meeting of 2011)	March 11, 2011	- Election of the Company’s CEO	Approved as proposed
		- Amendment of committee regulation	Approved as proposed
		- Election of committee member	Approved as proposed
		- Fund Management Transaction with Affiliated Financial Company (SK Securities)	Approved as proposed

325th (the fourth meeting of 2011)	March 30, 2011	- Establishment of new entity with respect to a proposed business and acquisition of assets relating thereto	Approved as proposed

326th (the fifth meeting of 2011)	April 28, 2011	- Additional investment in network equipment in 2011	Approved as proposed
- Report for Subsequent Events following 1Q 2011

*	The line items that do not show approval are for reporting purpose only.

C.	Committees within Board of Directors

(1)	Committee Structure

a)	Compensation Review Committee

(As of May 30, 2011)

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	—	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review CEO remuneration system and amount.

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

b)	Capex Review Committee

(As of May 30, 2011)

Number of Persons	Members		Task
	Non-director Executive Officer	Independent Directors
4	Jun Ho Kim	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung	Review major investment plans and changes thereto.

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

c)	Corporate Citizenship Committee

(As of May 30, 2011)

Number of Persons	Members		Task
	Non-director Executive Officer	Independent Directors
4	Jun Ho Kim	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	Review guidelines on “Corporate Social Responsibility” (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

a)	Independent Director Nomination Committee

(As of May 30, 2011)

Number of Persons	Members		Task
	Inside Directors	Independent Directors
4	Sung Min Ha, Jin Woo So	Rak Yong Uhm, Jae Ho Cho	Nomination of independent directors

*	The Independent Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.

b)	Audit Committee

(As of May 30, 2011)

Number of Persons	Members		Task
	Inside Directors	Independent Directors
4	—	Dal Sup Shim, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.

*	Agendas filled in with hyphens are for reporting purpose only

D.	Directors’ Independence

On February 10, 2011, in the notice of the annual General Meeting of Shareholders, background information on Sung Min Ha, Jin Woo So, candidates for inside directors, and Rak Yong Uhm, Jay Young Chung and Jae Ho Cho candidates for independent directors, was publicly disclosed. There was no other nomination by shareholders. For the election of independent directors, the Company has established the Independent Director Nomination Committee, which is currently in operation. In the meeting of the Independent Director Nomination Committee held on February 10, 2011, the Committee nominated the independent director candidates.

•	The Independent Director Nomination Committee. (As of May 30, 2011)

Name	Independent Director	Task

Sung Min Ha	No	• Nomination of independent directors
Jin Woo So	No
Rak Yong Uhm	Yes
Jae Ho Cho	Yes

2.	Audit System

The Company’s Audit Committee consists of four independent directors, Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho and Jay Yung Chung.

Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks
The first meeting of 2011	January 20, 2011	• 2nd half 2010 Management Audit Results and Management Audit Plan for 2011	—
		• Evaluation of Internal Accounting Controls based on the Opinion of the Members of the Audit Committee	Approved as proposed
		• Rental contract for satellite line facilities	Approved as proposed
		• Reports on Internal Accounting Management System	—
		• Comparison of before and after operating customer contact channel and BTS maintenance subsidiary company	—
The second meeting of 2011	February 9, 2011	• Reports on 2010 Korean GAAP Audit	—
		• Report on Review of 2010 Internal Accounting Management System	—
		• Evaluation of Internal Accounting Management System Operation	Approved as proposed
		• Auditor’s Report for Fiscal Year 2010	Approved as proposed
		• Purchase of Mobile Phone Relay Devices for 2011	Approved as proposed
		• Construction of Network Facilities for 2011	Re-proposed
		• Construction of Mobile Phone Facilities for 2011	Approved as proposed

The third meeting of 2011	February 10, 2011	• Construction of Mobile Phone Facilities for 2011	Approved as proposed
The fourth meeting of 2011	March 11, 2011	• 2011 2Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		• Asset Management Transaction with Affiliated Company (SK Securities)	—
The fifth meeting of 2011	April 28, 2011	• Election of chairman	Approved as proposed
		• Mobile phone facilities construction for Fiscal Year 2011	Approved as proposed
		• Network facilities construction for Fiscal Year 2011	Approved as proposed
		• Audit plan for the Fiscal Year 2011	—
		• Remuneration of outside auditor for the Fiscal Year 2011	Approved as proposed
		• Outside auditor service plan for the Fiscal Year 2011	Approved as proposed

*	The line items that do not show approval are for reporting purpose only.

3.	Shareholders’ Exercises of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.
Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

4.	Affiliated Companies

A.	Capital Investments between Affiliated Companies

(As of March 31, 2011)

	Invested companies
Investing company	SK Corporation	SK Energy	SK Telecom	SK Networks	SKC	SK E&C	SK Shipping	SK E&S	SK Gas	SK Securities
SK Corporation		33.4%	23.2%	39.1%	42.5%	40.0%	83.1%	67.5%
SK Innovation
SK Telecom
SK Networks										22.7%
SK Chemicals						25.4%			45.5%
SKC										7.7%
SK C&C	31.8%							32.5%
SK E&C
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec

Total affiliated companies	31.8%	33.4%	23.2%	39.1%	42.5%	58.0%	83.1%	100.0%	45.5%	30.4%

	Invested companies
Investing company	K-Power	SK Energe	SK Petrochemical	SK Lubricant	DOPCO	SK Mobile Energy	Jeju United FC	Encar network	Natruck	Natruck Friends
SK Corporation	100.0%
SK Innovation		100.0%	100.0%	100.0%	38.3%	100.0%	100.0%
SK Telecom
SK Networks					4.6%
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Energy								87.5%	67.3%	50.0%
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	42.9%	100.0%	100.0%	87.5%	67.3%	50.0%

	Invested companies
Investing company	SK Petrochemical	Green IS	Arochemi Co. LTD	Zicos	U base Manufacturing Asia	SK Marketing & Company	M & Service	SK Telink	Commerce Planet	PS & Marketing	NTREEV Soft
SK Corporation
SK Innovation						50.0%
SK Telecom						50.0%		83.5%	100.0%	100.0%	63.7%
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Global Chemical	100.0%	84.3%	50.0%
SK Marketing & Company							100.0%
SK D&D
SK Communications
SK Broadband
SK Lubricant				100.0%	100.0%
SK Securities
SK Petrochemical
Entec

Total affiliated companies	100.0%	84.3%	50.0%	100.0%	100.0%	100.0%	100.0%	83.5%	100.0%	100.0%	63.7%

	Invested companies
Investing company	F&U Credit Info	Loen Entertainment	Network O&S	Service Ace	Service Top	SK Wyverns	Television Media Korea	Paxnet	SK Broadband	SK Communications
SK Corporation
SK Innovation
SK Telecom	50.0%	63.5%	100.0%	100.0%	100.0%	100.0%	51.0%	59.7%	50.6%	64.7%
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities	40.0%
SK Petrochemical
Entec

Total affiliated companies	90.0%	63.5%	100.0%	100.0%	100.0%	100.0%	51.0%	59.7%	50.6%	64.7%

	Invested companies
Investing company	Broadband Media	Broadband D&M	Broadband CS	SK I-Media	I Platform	SKN Service	MRO Korea	WS Commerce	SK Pinx	SKC Air Gas	SKC Solmics Co., Ltd.
SK Corporation
SK Innovation
SK Telecom
SK Networks					100.0%	85.0%	51.0%	100.0%	100.0%
SK Chemicals
SKC										80.0%	48.7%
SK C&C
SK E&C
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications				100.0%
SK Broadband	100.0%	100.0%	100.0%
SK Lubricant
SK Securities
SK Petrochemical
Entec

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	85.0%	51.0%	100.0%	100.0%	80.0%	48.7%

	Invested companies
Investing company	SK Telesys	SKW	Sumray Corporation	Incyto	RealVest	SK Forest	Daejeon Pure Water	Gwangju Pure Water	SK D&D	Namwon Sarang Electric Power
SK Corporation
SK Innovation
SK Telecom
SK Networks
SK Chemicals
SKC	77.1%	60.0%	83.5%	100.0%
SK C&C
SK E&C					100.0%	100.0%	32.0%	42.0%	45.0%
SK E&S
SK Gas
SK Marketing & Company
SK D&D										100.0%
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec

Total affiliated companies	77.1%	60.0%	83.5%	100.0%	100.0%	100.0%	32.0%	42.0%	45.0%	100.0%

	Invested companies
Investing company	MKS Guarantee	Daehan City Gas	Busan City Gas	Jeonnam City Gas	Gangwon City Gas	JBES	CCES	YN Energy	Chungnam City Gas	PyongTaek Energy Service
SK Corporation
SK Innovation
SK Telecom
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S		51.3%	40.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
SK Gas
SK Marketing & Company
SK D&D	100.0%
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec

Total affiliated companies	100.0%	51.3%	40.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

	Invested companies
Investing company	Pana Blu Co., Ltd.	Green Biro	Independence	Infosec	SK Sci-tech	UB Care	SK Seentec	Entec	Korea Sleep Network	Yeosu Expo Environment	Ever Health Care
SK Corporation
SK Innovation
SK Telecom
SK Networks
SK Chemicals					50.0%	44.0%	100.0%	25.0%	43.0%
SKC
SK C&C			100.0%	100.0%
SK E&C								25.0%
SK E&S
SK Gas	80.4%	69.0%
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical									10.7%
Entec										58.7%
UB Care											100.0%

Total affiliated companies	80.4%	69.0%	100.0%	100.0%	50.0%	44.0%	100.0%	50.0%	53.7%	58.7%	100.0%

VII.	SHAREHOLDERS INFORMATION

1. Shareholdings of the Largest Shareholder and Related Persons

A. Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2011)	(Unit: Shares, %)

Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Corporation	Largest Shareholder	Common share	18,748,452	23.22	18,748,452	23.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	500	0.00	500	0.00
Shin Bae Kim	Officer of affiliated company	Common share	1,270	0.00	0	0.00
Man Won Jung	Officer of affiliated company	Common share	5,600	0.01	0	0.01
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00
Dal Sup Shim	Officer of affiliated company	Common share	500	0.00	0	0.00
Bang Hyung Lee	Officer of affiliated company	Common share	200	0.00	200	0.00

Total	—	Common share	18,757,360	23.23	18,750,490	23.22

B. Overview of the Largest Shareholder

SK Corporation is a holding company and as of March 31, 2011, has eight subsidiaries: SK Energy Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., K-Power Co., Ltd., SK Shipping Co., Ltd. and SKC Co., Ltd.

Details of SK Corporation’s subsidiaries are as follows:

Affiliates	Share Holdings	Book Value	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,944,657	Energy	Publicly Listed
SK Telecom Co., Ltd.	23.2%	2,847,985	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	1,165,759	Trading, Energy Sale	Publicly Listed
SKC Co., Ltd.	42.5%	254,632	Synthetic Resin Manufacturing	Publicly Listed
SK E&C Co., Ltd.	40.0%	405,130	Construction	Privately Held
SK Shipping Co., Ltd.	83.1%	607,643	Ocean Freight	Privately Held
SK E&S Co., Ltd.	67.5%	389,431	Gas Company Holdings	Privately Held
K-Power Co., Ltd.	100.0%	636,876	Power Generation	Privately Held

*	The above share holdings are based on common stock holdings as of March 31, 2011.

SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation. The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2010. SK Energy Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.

2. Changes in shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(Unit: Shares, %)

Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks

	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008

	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owned 100 shares of the Company stock)

	December 30, 2009	18,755,260	23.23	Man Won Jung, the CEO, purchased 3,900 shares.

SK Corporation	May 26, 2010	18,756,760	23.23	Man Won Jung, the CEO, purchased 1,500 shares

	July 20, 2010	18,756,860	23.23	Man Won Jung, the CEO, purchased 100 shares

	September 17, 2010	18,757,360	23.23	Dal Sup Shim, an Independent Director, purchased 500 shares

	March 11, 2011	18,750,490	23.22	Man Won Jung, SK Telecom’s CEO, resigned Shin Bae Kim, SK C&C’s CEO, resigned

*	Shares held are the sum of shares held by SK Corporation and its related parties.

3. Distribution of Shares

A. Shareholders with ownership of 5% or more and others

(As of December 31, 2010)						(Unit: shares, %)
Rank	Name (title)	Common share		Preferred share		Sub-total
		Number of shares	Ownership ratio	Number of shares	Ownership ratio	Number of shares	Ownership ratio
1	Citibank ADR	24,321,893	30.12	—	—	24,321,893	30.12
2	SK Corporation	18,748,452	23.22	—	—	18,748,452	23.22
3	SK Telecom	9,650,712	11.95	—	—	9,650,712	11.95
Shareholdings under the Employee Stock Ownership Program *		328,178	0.41	—	—	328,178	0.41

*	As of March 31, 2011

B. Shareholder Distribution

(As of December 31, 2010)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders	28,518	99.97%	22,610,527	28.00%	—

Total	28,525	100.00%	80,745,711	100.00%	—

4. Share Price and Trading Volume in the Last Six Months

A. Domestic Securities Market

(Unit: Won, shares)
Types		March 2011	February 2011	January 2011	December 2010	November 2010	October 2010
Common stock	Highest	167,500	166,500	173,500	180,500	175,000	177,500
	Lowest	156,500	154,500	163,500	171,500	168,500	170,500
Monthly transaction volume		3,284,703	2,008,028	2,171,708	2,953,877	2,746,540	2,569,829

B. Domestic Securities Market

New York Stock Exchange					(Unit: US$, ADR)
Types		March 2011	February 2011	January 2011	December 2010	November 2010	October 2010
Depository Receipt	Highest	18.98	17.80	18.74	19.13	19.07	18.96
	Lowest	17.45	16.76	17.20	18.47	17.83	17.74
Monthly transaction volume		42,839,004	29,098,452	29,748,044	18,537,032	18,813,668	24,100,490

VIII.	EMPLOYEES

(As of March 31, 2011)					(Unit: persons, in millions of Won)
Classification	Number of employees				Average	Aggregate wage for the year ended	Average
	Regular employees	Contract employees	Others	Total	service year	December 31, 2010	wage per person	Remarks
Male	3,855	42	—	3,809	12.4	71,015	18	—
Female	632	72	—	704	9.8	9,801	14	—

Total	4,487	114	—	4,601	12	80,816	17	—

IX. TRANSACTIONS WITH PARTIES WITH INTERESTS

1. Loans to the Largest Shareholder and Related Persons

(As of March 31, 2011)			(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account	Change details				Accrued	Remarks
		category	Beginning	Increase	Decrease	Ending	interest
SK Wyverns	Affiliated company	Long-term and short-term loans	2,407	—	—	2,407	—	—

2. Transfer of Assets to/from the Largest Shareholder and Other Transactions

A. Investment and Disposition of Investment

None.

B. Transfer of Assets

		(Units: in millions of Won)
		Details					Remarks
Name (Corporate Name)	Relation-ship	Transferred Objects	Purpose of Transfer	Date of Transfer	Amount Transferred From Largest Shareholder	Amount Transferred to Largest Shareholder
SK Networks Co., Ltd.	Affiliated Company	Network assets	Sale of assets not in use	March 15, 2011	—	11,570	—

Total						11,570	—

3. Transactions with Parties with Interests (excluding the Largest Shareholder and Related Persons)

A. Provisional Payment and Loans (including loans on marketable securities)

			(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account	Change details				Accrued	Remarks
		category	Beginning	Increase	Decrease	Ending	interest
Midus and others	Agency	Long-term and short-term loans	77,985	126,291	84,936	119,340	—	—

			(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account	Change details				Accrued	Remarks
		category	Beginning	Increase	Decrease	Ending	interest
Daehan Kanggun BcN Co., Ltd.	Investee	Long-term loans	30,224	—	—	30,224	—	—

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items mentioned in prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

Date of Disclosure	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Chohung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value

1.   On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).

2.   On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.

3.   On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.

4.   On October 26 and October 29, 2010, all trust agreements for the acquisition of treasury shares terminated (aggregate amount: Won 982 billion).

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
23rd Fiscal Year Meeting of Shareholders (March 9, 2007)

1.   Approval of the financial statements for the year ended December 31, 2006

2.   Remuneration limit for Directors

3.   Election of Directors

•  Election of inside directors

•  Election of independent directors as Audit Committee members

Approved (Cash dividend, Won 7,000 per share) Approved (Won 12 billion) Approved (Jung Nam Cho, Sung Min Ha) Approved (Dal Sup Shim)

24th Fiscal Year Meeting of Shareholders (March 14, 2008)

1.   Approval of the Financial Statements for the year ended December 31, 2007

2.   Amendment to Articles of Incorporation

3.   Approval of Remuneration Limit for Directors

4. Election of Directors

•  Election of inside directors

•  Election of independent directors

•  Election of independent directors as Audit Committee member

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Won 12 billion) Approved (Shin Bae Kim, Young Ho Park) Approved (Rak Yong Uhm, Jay Young Chung) Approved (Jae Ho Cho)

25th Fiscal Year Meeting of Shareholders (March 13, 2009)

1.   Approval of the financial statements for the year ended December 31, 2008

2.   Approval of Remuneration Limit for Directors

3.   Amendment to Company Regulation on Executive Compensation

4.   Election of Directors

•  Election of inside directors

•  Election of independent directors

•  Election of independent directors as Audit Committee member

Approved (Cash dividend, Won 8,400 per share) Approved (Won 12 billion) Approved Approved (Jae Won Chey, Man Won Jung) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim)

26th Fiscal Year Meeting of Shareholders (March 12, 2010)	1. Approval of the financial statements for the year ended December 31, 2009	Approved (Cash dividend, Won 8,400 per share)
	2. Amendment to Articles of Incorporation	Approved
	3. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
4. Election of Directors
	• Election of inside directors	Approved (Ki Haeng Cho)
	• Election of independent directors	Approved (Dal Sup Shim)
	• Election of independent directors as Audit Committee member	Approved (Dal Sup Shim, Jay Young Chung)
27th Fiscal Year Meeting of Shareholders (March 11, 2011)	1. Approval of the financial statements for the year ended December 31, 2010	Approved (Cash dividend, Won 8,400 per share)
	2. Approval of Remuneration Limit for Directors	Approved
	3. Amendment to Company Regulation on Executive Compensation	Approved (Won 12 billion)
4. Election of Directors
	• Election of inside directors	Approved (Sung Min Ha, Jin Woo So)
	• Election of independent directors	Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)
	• Election of independent directors as Audit Committee member	Approved (Jay Young Chung, Jae Ho Cho)

2.	Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1) Claim for Copyright License Fees regarding “Coloring” Services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment on February 18, 2011 against the Company ordering the Company to pay Won 570 million to KOMCA. The Company appealed the judgment to the appellate court on February 28, 2011. The Company plans to vigorously defend itself in the appellate court by emphasizing the character of service fees for Coloring services and the abuse of copyright by monopolistic or oligopolistic businesses. While the Company does not expect immediate impact on its business and financial condition from the litigation because the judgment amount is Won 570 million and the final outcome of the litigation has not been decided, the Company may be required to pay on-going license fees in the future if it loses in the final judgment.

*	Actual impact on the Company’s business and financial condition from the litigation may be different from the Company’s expectation stated above.

B.	Other Matters

The Company has no other blank bills, mortgage bills, assumption of debt agreement or other contingent liabilities.

[SK Broadband]

A. Material Legal Proceedings

(Unit: thousand won)

Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status

Claim for Cancellation of Korea Fair Trade Commission’s Penalty Reassessment	September 2009	1,810,000	On appeal

Claim relating to Gangamgu District Office Cable-Burying Project	March 2010	345,271	On appeal

Administrative Proceeding relating to Gangnamgu District Office	April 2010	703,440	Pending before Administrative Court

Damages Claim relating to Hyundai Construction	December 2010	561,283	Pending before District Court

Other claims and proceedings	—	301,155	—

(Won)	—	3,721,149	—

B. Other contingent Liabilities

(1) As of March 31, 2011, SK Broadband has a credit facility of up to Won 200 billion with Hana Bank and three other financial institutions.

(2) SK Broadband is subject to various restrictions under the indentures and other documents governing outstanding series of bonds. Under the documents governing some of outstanding series of bonds issued in Korea, SK Broadband must maintain a leverage ratio of 1,000% or less and is restricted from selling, transferring, leasing or otherwise disposing of assets that, in the aggregate, exceed 20 times its capital in any fiscal year.

In addition, under the indentures governing some of the series of bonds issued outside of Korea, SK Broadband is subject to a change of control put provision which is triggered if both of the following occurs: (i) any person (other than the AIG-Newbridge-TVG consortium) acquires 45% or more of SK Broadband’s outstanding capital stock and (ii) in connection with such changes of control, S&P or Moody’s downgrades SK Broadband’s credit rating. Upon the occurrence of such change of control event, SK Broadband is obligated to make an offer to purchase all of the outstanding bonds for a purchase price of 101% of principal amount. As of March 31, 2011, SK Broadband is in compliance with the provisions of the indentures governing such series of bonds.

(3) During the three months ended March 31, 2011, in connection with Broadband Media Co., Ltd.’s financing, SK Broadband granted security interest to the lenders with respect to its real estate assets and certain short-term investment securities, including certificates of deposit, for a period of 1 year to secure Broadband Media’s obligations under its financing arrangements. As of March 31, 2011, Hana Bank, Woori Bank, Kookmin Bank and KEB have security interest over SK Broadband’s real estate assets in the amounts of Won 65 billion, Won 52 billion, Won 52 billion and Won 26 billion, respectively, and KEB, Hana Bank, NH Bank and Woori Bank have security interests over SK Broadband’s short-term investment securities in the amounts of Won 65 billion, Won 35 billion, Won 34 billion and Won 20 billion, respectively.

In addition, during the three months ended March 31, 2011, SK Broadband agreed to grant security interest in its real estate assets to secure up to Won 16.9 billion to Kookmin Bank in connection with its loan to Broadband CS Co., Ltd.

(4) With respect to finance leases of Broadband Media Co., Ltd., an affiliate of SK Broadband, SK Broadband has repurchase obligations owed to KDB Capital, Cisco Systems Capital Korea, Macquarie Capital Korea and KEB Capital in the amounts of Won 5.7 billion, Won 35.6 billion, Won 10.4 billion and Won 2.3 billion, respectively.

(5) SK Broadband has obtained the approval of its board of directors for the granting of security interest in certain of its bank deposits and financial assets in connection with providing financing assistance to the employees for their contributions to the Employee Stock Ownership Association. As of March 31, 2011, SK Broadband has granted security interest in Won 7.4 billion of financial assets.

(6) In connection with office building leases, SK Broadband has granted a “kun” mortgage on certain of its real estate assets to secure up to Won 21.8 billion.

(7) SK Broadband has leases with, among others, Seoul Metro, Seoul Metropolitan Rapid Transit Corp., LG U+, KEPCO and Dreamline for use of subway facilities, optical cable facilities, dedicated cables and other related telecommunications facilities. The lease expenses associated with such leases are accounted for as current expense.

(8) SK Broadband has services agreement with respect to operation of dedicated cable lines and other telecommunications business agreements with SK Telecom.

3. Status of sanctions, etc.

[SK Telecom]

Due to the Company’s ineffective measures taken with respect to phone numbers that are used for sending illegal unsolicited bulk messages, the Korea Communications Commission, on April 23, 2009, ordered the Company to improve its work procedures. The Company completed the upgrade of the related computer system to prevent illegal messages on October 10, 2009.

On September 2, 2009, the Korea Communications Commission ordered the Company to improve its work procedures in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 8, 2009.

On October 13, 2009, the Korea Communications Commission imposed on the Company a fine of Won 140 million and a newspaper notice order in a case relating to the subscription for mobile telephone services using national identification numbers of the deceased and the Company’s failure to verify the required documents. The Company implemented the improved work procedures to strengthen identification process at the time of subscription for mobile telephone services in January 2010.

On December 2, 2010, the Korea Communications Commission imposed on the Company a fine of Won 6.2 billion and issued a correction order in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 9, 2011.

In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1,268 million by the Fair Trade Commission of Korea along with a correctional order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.

Also on February 3, 2009, the Company received a correctional order and a fine of Won 500 million from the Fair Trade Commission of Korea involving an unfair trade interference practice including refusal of applications for subscription for certain PDA phones distributed by third party manufacturers. The Company filed a suit at the Seoul High Court, which found in favor of the Company and cancelled the Fair Trade Commission’s correctional order and fine. On August 19, 2010, the Supreme Court of Korea rejected the appeal by the Fair Trade Commission of Korea and finally confirmed the Seoul High Court’s decision. Accordingly, the Fair Trade Commission’s correctional order was cancelled and the Company was refunded the fine and interest in the amount of Won 538 million.

On April 8, 2010, the Company received a correctional order from the Fair Trade Commission of Korea for a violation of the Act on Fair Labeling and Advertising relating to 11th Street (the Company’s online shopping mall). In response thereto, the Company has been taking efforts to prevent a repetitive violation including thorough pre-review of the advertisement and marketing activities of 11th Street and appropriate education for relevant employees.

On February 28, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 19 of the Korean Monopoly Regulation and Fair Trade Act, or the Fair Trade Act, and was imposed a fine of Won 1,964 million with respect to providing Non-DRM on-line music content services. We plan to publicly disclose details of our response after receiving the official order.

On April 22, 2011, the Company received a correctional order for violation of Article 21 of the Electronic Commerce Act and was imposed a fine of Won 5 million. The Company intends to implement the correctional order.

[SK Broadband]

On July 22, 2009, SK Broadband received a warning from the Financial Supervisory Service of Korea with respect to its omission to state a material fact that could affect investors’ investment decision when it responded to the Korea Exchange’s request for disclosure regarding SK Telecom’s acquisition of SK Broadband shares from AIG-Newbridge-TVG consortium, then-largest shareholder of SK Broadband.

In addition, on January 21, 2009, SK Broadband was sanctioned for unfair business practices with a fine of Won 1,268 million by the Fair Trade Commission of Korea along with a correctional order of its policy of restricting certain rate plan subscribers from using third party portal contents. SK Broadband has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.

[Loen Entertainment]

On February 2, 2011, Loen Entertainment Inc. received a correctional order from the Fair Trade Commission of Korea for violation of Article 19 of the Fair Trade Act and was imposed a fine of Won 9,579 million with respect to providing Non-DRM on-line music content services. Loen Entertainment plans to publicly disclose details of its response after receiving the official order.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC 14Fl., Hanwha Securities Bldg., 23-5 Yoido-dong, Youngdeungpo-gu, Seoul 150-717, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

SK Telecom Co., Ltd

Report on the consolidated financial statements

We have reviewed the accompanying consolidated financial statements of SK Telecom Co., Ltd. and subsidiaries (the “Company”). The financial statements consist of the consolidated statements of financial position as of March 31, 2011 and December 31, 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three months ended March 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements of the Company are not presently fairly, in all material respects, in accordance with K-IFRS 1034 “Interim Financial Reporting, and the requirements of K-IFRS 1101”, “First-time Adoption of Korean International Financial Reporting Standards”, relevant to interim financial reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.

Member of Deloitte Touche Tohmatsu

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

/s/ Deloitte Anjin LLC

May 27, 2011

Notice to Readers

This report is effective as of May 27, 2011, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the independent accountants’ review report date and the time the independent accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the independent accountants’ review report.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

MARCH 31, 2011 AND DECEMBER 31, 2010

	Korean won				Translation into U.S. dollars (Note 2)
ASSETS	March 31, 2011		December 31, 2010		March 31, 2011	December 31, 2010
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents (Notes 2 and 4)	(Won)	1,385,026	(Won)	659,405	$1,262,270	$600,961
Short-term financial instruments (Notes 2, 4 and 25)		556,530		567,152	507,204	516,885
Short-term investment securities (Notes 2, 4 and 7)		139,308		400,531	126,961	365,032
Accounts receivable - trade (Notes 2, 4, 5 and 24)		1,885,366		1,949,397	1,718,265	1,776,621
Short-term loans (Notes 2, 4, 5 and 24)		110,375		94,924	100,592	86,511
Accounts receivable - other (Notes 2, 4, 5 and 24)		2,147,625		2,531,847	1,957,280	2,307,448
Prepaid expenses		143,565		182,091	130,841	165,952
Derivative assets (Notes 2, 4 and 26)		45,997		—	41,920	—
Inventories (Notes 2 and 6)		154,924		149,223	141,193	135,997
Advanced payments and other (Notes 2, 4, 5 and 7)		134,128		119,422	122,240	108,837

Total current assets		6,702,844		6,653,992	6,108,766	6,064,244

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 2 and 4)		117		117	107	107
Long-term investment securities (Notes 2, 4 and 7)		1,935,864		1,680,582	1,764,287	1,531,631
Investments in associates (Notes 2 and 8)		1,216,864		1,204,692	1,109,013	1,097,919
Property and equipment (Notes 2, 9 and 24)		8,030,516		8,153,413	7,318,766	7,430,771
Investment property (Notes 2 and 10)		196,866		197,307	179,418	179,820
Goodwill (Notes 2 and 11)		1,736,557		1,736,649	1,582,645	1,582,729
Intangible assets (Notes 2 and 12)		1,795,507		1,884,956	1,636,370	1,717,891
Long-term loans (Notes 2, 4, 5 and 24)		105,330		84,323	95,995	76,849
Long-term accounts receivable - other (Notes 2, 4 and 5)		246,734		527,106	224,866	480,388
Long-term prepaid expenses		418,580		411,509	381,481	375,037
Guarantee deposits (Notes 2, 4, 5 and 24)		249,186		250,333	227,100	228,146
Long-term derivative assets (Notes 2, 4 and 26)		157,952		203,382	143,953	185,356
Deferred income tax assets (Note 2)		110,787		106,860	100,968	97,389
Other (Notes 2, 4 and 5)		33,515		37,168	30,543	33,873

Total non-current assets		16,234,375		16,478,397	14,795,512	15,017,906

TOTAL ASSETS	(Won)	22,937,219	(Won)	23,132,389	$20,904,278	$21,082,150

(Continued)

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED) (Continued)

MARCH 31, 2011 AND DECEMBER 31, 2010

	Korean won				Translation into U.S. dollars (Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2011		December 31, 2010		March 31, 2011	December 31, 2010
	(In millions)				(In thousands)
CURRENT LIABILITIES:
Short-term borrowings (Notes 2, 4, 13 and 25)	(Won)	680,955	(Won)	523,710	$620,602	$477,293
Accounts payable - trade (Notes 2, 4 and 24)		196,603		195,777	179,178	178,425
Accounts payable - other (Notes 2, 4 and 24)		1,590,479		1,434,329	1,449,514	1,307,203
Withholdings		584,103		408,261	532,333	372,077
Accrued expenses (Notes 2, 4 and 14)		1,280,293		1,330,044	1,166,820	1,212,161
Income tax payable (Note 2)		459,656		259,871	418,916	236,838
Unearned revenue		304,062		311,631	277,113	284,011
Derivative liabilities (Notes 2, 4 and 26)		17,164		15,393	15,643	14,029
Current portion of long-term debt, net (Notes 2, 4 and 13)		1,589,443		1,601,229	1,448,570	1,459,311
Advanced receipts and other		116,836		121,925	106,480	111,119

Total current liabilities		6,819,594		6,202,170	6,215,169	5,652,467

NON-CURRENT LIABILITIES:
Bonds payable, net (Notes 2, 4 and 13)		2,990,696		3,658,546	2,725,629	3,334,287
Long-term borrowings (Notes 2, 4 and 13)		239,443		235,968	218,221	215,054
Long-term payables - other (Notes 2 and 4)		37,399		54,783	34,084	49,927
Long-term unearned revenue		231,180		241,892	210,690	220,452
Finance lease liabilities (Notes 2 and 4)		52,577		60,075	47,917	54,751
Retirement benefit obligations (Notes 2 and 15)		83,047		67,870	75,686	61,855
Long-term derivative liabilities (Notes 2, 4 and 26)		3,780		14,761	3,445	13,453
Other (Notes 2, 14 and 24)		192,486		188,325	175,426	171,634

Total non-current liabilities		3,830,608		4,522,220	3,491,098	4,121,413

Total Liabilities		10,650,202		10,724,390	9,706,267	9,773,880

SHAREHOLDERS’ EQUITY:
Share capital (Notes 1 and 16)		44,639		44,639	40,683	40,683
Share premium (Notes 16 and 17)		(72,502)		(78,953)	(66,076)	(71,955)
Retained earnings (Note 18)		10,662,776		10,721,249	9,717,727	9,771,018
Reserves (Note 19)		582,239		643,056	530,635	586,062
Non-controlling interests (Note 2)		1,069,865		1,078,008	975,042	982,462

Total shareholders’ equity		12,287,017		12,407,999	11,198,011	11,308,270

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	(Won)	22,937,219	(Won)	23,132,389	$20,904,278	$21,082,150

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

	Korean won				Translation into U.S. dollars (Note 2)
	2011		2010		2011	2010
	(In millions except for per share data)				(In thousands except for per share data)

OPERATING REVENUE:
Revenue (Notes 2, 23 and 24):	(Won)	3,901,012	(Won)	3,748,933	$3,555,263	$3,416,663
Other (Note 20)		7,849		15,513	7,153	14,138

Sub-total		3,908,861		3,764,446	3,562,416	3,430,801

OPERATING EXPENSES (Note 24):
Labor cost (Notes 15 and 24)		313,585		298,115	285,792	271,693
Commissions paid (Notes 2 and 24)		1,360,036		1,416,023	1,239,495	1,290,520
Depreciation and amortization (Notes 2, 9, 10 and 12)		575,146		567,987	524,170	517,646
Network interconnection		318,741		335,244	290,491	305,531
Leased line		113,894		102,937	103,799	93,814
Advertising		55,275		57,483	50,376	52,388
Rent		99,271		88,998	90,473	81,110
Cost of goods sold		186,474		145,564	169,947	132,663
Other (Note 20)		272,101		275,891	247,984	251,438

Sub-total		3,294,523		3,288,242	3,002,527	2,996,803

OPERATING INCOME (Note 23)		614,338		476,204	559,889	433,998

Finance income (Notes 2 and 21)		268,851		126,203	245,023	115,018
Finance costs (Notes 2 and 21)		(103,477)		(147,402)	(94,306)	(134,339)
Equity in earnings of affiliates (Notes 2 and 8)		6,872		1,614	6,263	1,471
Equity in losses of affiliates (Notes 2 and 8)		(17,683)		(5,017)	(16,116)	(4,572)

INCOME BEFORE INCOME TAX		768,901		451,602	700,753	411,576

PROVISION FOR INCOME TAX (Note 2)		231,633		108,311	211,103	98,711

NET INCOME (Note 23)	(Won)	537,268	(Won)	343,291	$489,650	$312,865

ATTRIBUTABLE TO :
Owners of the Company		542,534		375,587	494,449	342,298
Non-controlling interests (Note 2)		(5,266)		(32,296)	(4,799)	(29,433)

	(Won)	537,268	(Won)	343,291	$489,650	$312,865

NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 22)	(Won)	7,631	(Won)	5,192	$6.96	$4.73

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 22)	(Won)	7,418	(Won)	5,066	$6.76	$4.62

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

	Korean won				Translation into U.S. dollars (Note 2)
	2011		2010		2011	2010
	(In millions except for per share data)				(In thousands except for per share data)

NET INCOME	(Won)	537,268	(Won)	343,291	$489,650	$312,865

OTHER COMPREHENSIVE INCOME :
Net change in fair value of available-for-sale financial assets (Note 2)		(85,330)		(141,008)	(77,767)	(128,510)
Share of other comprehensive income of associates (Note 2 and 8)		(3,808)		204	(3,470)	186
Gains (losses) on valuation of derivatives (Note 2)		38,570		(6,681)	35,152	(6,089)
Foreign currency translations of foreign operations (Note 2)		(13,408)		(18,602)	(12,220)	(16,954)
Actuarial gains (losses) on retirement benefit obligations (Note 2 and 15)		(3,593)		49	(3,275)	45

Sub-total		(67,569)		(166,038)	(61,580)	(151,322)

TOTAL COMPREHENSIVE INCOME	(Won)	469,699	(Won)	177,253	$428,070	$161,543

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO :
Owners of the Company		477,908		217,168	435,551	197,920
Non-controlling interests (Note 2)		(8,209)		(39,915)	(7,481)	(36,377)

	(Won)	469,699	(Won)	177,253	$428,070	$161,543

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

			Share premium									Attributable to Owners of the Company
	Share capital		Paid-in surplus		Treasury stock	Loss on disposal of treasury stock	Other	Retained earnings		Reserves				Non-controlling interests		Total

(In millions of Korean won)
Balance, January 1, 2010	(Won)	44,639	(Won)	2,915,887	((Won) 1,992,083)	((Won) 15,875)	((Won) 740,053)	(Won)	9,563,940	(Won)	919,835	(Won)	10,696,290	(Won)	1,151,755	(Won)	11,848,045
Cash dividends		—		—	—	—	—		(607,697)		—		(607,697)		—		(607,697)
Total comprehensive income (loss):
Net income		—		—	—	—	—		375,587		—		375,587		(32,296)		343,291
Other comprehensive income (Note 19)		—		—	—	—	—		(102)		(158,317)		(158,419)		(7,620)		(166,039)
Changes in subsidiaries		—		—	—	—	(1,134)		—		—		(1,134)		(2,018)		(3,152)

Balance, March 31, 2010	(Won)	44,639	(Won)	2,915,887	((Won) 1,992,083)	((Won) 15,875)	((Won) 741,187)	(Won)	9,331,728	(Won)	761,518	(Won)	10,304,627	(Won)	1,109,821	(Won)	11,414,448

Balance, January 1, 2011	(Won)	44,639	(Won)	2,915,887	((Won) 2,202,439)	((Won) 15,875)	((Won) 776,526)	(Won)	10,721,249	(Won)	643,056	(Won)	11,329,991	(Won)	1,078,008	(Won)	12,407,999
Cash dividends		—		—	—	—	—		(597,197)		—		(597,197)		—		(597,197)
Total comprehensive income (loss):
Net income		—		—	—	—	—		542,534		—		542,534		(5,266)		537,268
Other comprehensive income (Note 19)		—		—	—	—	—		(3,810)		(60,817)		(64,627)		(2,942)		(67,569)
Changes in subsidiaries		—		—	—	—	6,451		—		—		6,451		65		6,516

Balance, March 31, 2011	(Won)	44,639	(Won)	2,915,887	((Won) 2,202,439)	((Won) 15,875)	((Won) 770,075)	(Won)	10,662,776	(Won)	582,239	(Won)	11,217,152	(Won)	1,069,865	(Won)	12,287,017

(Continued)

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)(Continued)

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

		Share premium						Attributable to Owners of the Company
	Share capital	Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other	Retained earnings	Reserves		Non-controlling interests	Total

(In thousands of U.S. dollars)
Balance, January 1, 2010	$40,683	$2,657,450	($1,815,523)	($14,468)	($674,462)	$8,716,282	$838,309	$9,748,271	$1,049,674	$10,797,945
Cash dividends	—	—	—	—	—	(553,836)	—	(553,836)	—	(553,836)
Total comprehensive income (loss):
Net income	—	—	—	—	—	342,298	—	342,298	(29,433)	312,865
Other comprehensive income (Note 19)	—	—	—	—	—	(93)	(144,285)	(144,378)	(6,945)	(151,323)
Changes in subsidiaries	—	—	—	—	(1,033)	—	—	(1,033)	(1,840)	(2,873)

Balance, March 31, 2010	$40,683	$2,657,450	($1,815,523)	($14,468)	($675,495)	$8,504,651	$694,024	$9,391,322	$1,011,456	$10,402,778

Balance, January 1, 2011	$40,683	$2,657,450	($2,007,235)	($14,468)	($707,702)	$9,771,018	$586,062	$10,325,808	$982,462	$11,308,270
Cash dividends	—	—	—	—	—	(544,267)	—	(544,267)	—	(544,267)
Total comprehensive income (loss):
Net income	—	—	—	—	—	494,449	—	494,449	(4,799)	489,650
Other comprehensive income (Note 19)	—	—	—	—	—	(3,473)	(55,427)	(58,900)	(2,681)	(61,581)
Changes in subsidiaries	—	—	—	—	5,879	—	—	5,879	60	5,939

Balance, March 31, 2011	$40,683	$2,657,450	($2,007,235)	($14,468)	($701,823)	$9,717,727	$530,635	$10,222,969	$975,042	$11,198,011

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010 (UNAUDITED)

	Korean won				Translation into U.S. dollars (Note 2)
	2011		2010		2011	2010
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operating activities
Net income	(Won)	537,268	(Won)	343,291	$489,650	$312,865
Adjustments for income and expenses (Note 27)		724,483		774,367	660,272	705,734
Changes in assets and liabilities related to operating activities (Note 27)		297,982		225,226	271,571	205,264

Sub-total		1,559,733		1,342,884	1,421,493	1,223,863
Interest received		40,880		56,743	37,257	51,714
Dividends received		26,473		16,130	24,127	14,700
Interest paid		(101,287)		(123,172)	(92,310)	(112,255)
Income tax paid		(19,220)		(348,245)	(17,517)	(317,380)

Net cash provided by operating activities		1,506,579		944,340	1,373,050	860,642

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net		10,608		64,876	9,668	59,126
Decrease in short-term investment securities, net		65,000		—	59,239	—
Collection of short-term loans		48,962		70,860	44,622	64,579
Decrease in long-term financial instruments		—		1,000	—	911
Proceeds from sales of long-term investment securities		220,379		5,839	200,847	5,321
Proceeds from disposal of associates		2,257		7,042	2,057	6,418
Proceeds from disposal of property and equipment		2,445		16,025	2,228	14,605
Proceeds from disposal of intangible assets		596		125	543	114
Collection of long-term loans		5,514		4,334	5,025	3,950
Decrease in other non-current assets		145		984	133	897
Proceeds from disposal of consolidated subsidiary		—		16,230	—	14,792

Sub-total		355,906		187,315	324,362	170,713

Cash outflows for investing activities:
Increase in short-term financial instruments, net		—		237,395	—	216,355
Increase in short-term investment securities, net		—		15,000	—	13,671
Increase in short-term loans		88,303		80,718	80,477	73,563
Acquisition of long-term investment securities		232,485		10,673	211,880	9,727
Acquisition of associates		29,411		400,000	26,804	364,548
Acquisition of property and equipment		285,856		98,178	260,520	89,476
Acquisition of intangible assets		17,040		29,263	15,530	26,669
Increase in long-term loans and other		2,086		849	1,901	774

Sub-total		655,181		872,076	597,112	794,783

Net cash used in Investing activities	((Won)	299,275)	((Won)	684,761)	($272,750)	($624,070)

(Continued)

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (Continued)

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

	Korean won				Translation into U.S. dollars (Note 2)
	2011		2010		2011	2010
	(In millions)				(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Proceeds from short-term borrowings	(Won)	407,951	(Won)	258,529	$371,794	$235,615
Issuance of bonds payable		49,798		—	45,384	—
Proceeds from long-term borrowings		12,162		93,855	11,084	85,537
Increase in equity of consolidated subsidiaries		7,589		250	6,916	228

Sub-total		477,500		352,634	435,178	321,380

Cash outflows for financing activities:
Repayment of short-term borrowings		250,717		209,511	228,496	190,942
Repayment of current portion of long-term debt		180,239		438,540	164,264	399,672
Repayment of bonds payable		502,160		90,000	457,653	82,023
Repayment of long-term borrowings		7,458		4,855	6,797	4,425
Cash outflows from transaction of derivatives		15,690		—	14,299	—

Sub-total		956,264		742,906	871,509	677,062

Net cash used in financing activities		(478,764)		(390,272)	(436,331)	(355,682)

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS		728,540		(130,693)	663,969	(119,110)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		659,405		905,632	600,961	825,365

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH HELD IN FOREIGN CURRENCY		(2,919)		(2,954)	(2,660)	(2,692)

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	(Won)	1,385,026	(Won)	771,985	$1,262,270	$703,563

See accompanying notes to consolidated financial statements.

K TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

1.	GENERAL

SK Telecom Co., Ltd. (“SK Telecom”) was incorporated in March 1984 under the laws of Korea to engage in providing cellular telephone communication services in the Republic of Korea. SK Telecom Co., Ltd. and its subsidiaries (the “Company”) mainly provide wireless telecommunications in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and London Stock Exchange. As of March 31, 2011, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)

SK Holdings, Co., Ltd.	18,748,452	23.22
Tradewinds Global Investors, LLC	4,050,518	5.02
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority stockholders	45,954,460	56.91
Treasury stock	9,650,712	11.95

	80,745,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its official accounting records in Republic of Korean won (“Won”) and prepares consolidated financial statements in conformity with Korean statutory requirements and Korean International Reporting Standards (“K-IFRS”), in the Korean language (Hangul). Accordingly, these consolidated financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, income, comprehensive income, changes in shareholders’ equity or cash flows, is not presented in the accompanying consolidated financial statements.

The accompanying consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of (Won)1,097.25 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the three months ended March 31, 2011. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

a.	Basis of Presentation

The Company has adopted the Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011. In accordance with K-IFRS 1101 “First-time adoption of International Financial Reporting Standards”, the transition date to K-IFRS is January 1, 2010. The transition adjustments to K-IFRS are summarized in Note 3.

The Company’s interim consolidated financial statements for the three months ended March 31, 2011 and 2010 are prepared in accordance with K-IFRS 1034 “Interim Financial Reporting”.

There may be newly or amended K-IFRS and interpretations that are effective subsequent to the current period-end during 2011 or during 2012 which early-adoption is permitted during 2011. Accordingly, accounting policies that are used for the preparation of the interim consolidated financial statements may be different from the policies that are used for the preparation of the first annual consolidated financial statements in accordance with K-IFRS as of and for the period ending December 31, 2011. Currently, enactments and amendments of the K-IFRSs are in progress, and the financial information presented in the interim financial statements may change accordingly in the future.

Major accounting policies used for the preparation of the interim consolidated financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.

The interim consolidated financial statements have been prepared on the historical cost basis except for certain non-current assets and financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

b.	Basis of Consolidation

The consolidated financial statements include the accounts of SK Telecom and the following controlled subsidiaries as of March 31, 2011(in millions of Korea won, except for share data).

Subsidiary	Primary business	Net equity		Number of shares	Ownership Percentage(%)	Location

SK Telink Co., Ltd.	Telecommunication services	(Won)	169,388	1,082,272	83.5	Korea
SK Communications Co., Ltd.	Internet website services		239,618	28,029,945	64.7	Korea
PAXNet Co., Ltd.	Internet website services		24,299	5,590,452	59.7	Korea
Loen Entertainment, Inc.	Release of music disc		81,275	16,054,812	63.5	Korea
Stonebridge Cinema Fund	Investment association		16,234	150	57.0	Korea
Ntreev Soft Co., Ltd.	Game software production		14,462	2,064,970	63.7	Korea
SK i-media Co., Ltd.	Game software production		427	10,000,000	100.0	Korea
Commerce Planet Co., Ltd.	Online shopping mall operation agency		(1,005)	29,396	100.0	Korea
SK Broadband Co., Ltd.	Telecommunication services		1,364,885	149,638,354	50.6	Korea
Broadband D&M Co., Ltd.	Telecommunication services		4,597	900,000	100.0	Korea
Broadband Media Co., Ltd.	Multimedia TV portal services		(243,726)	25,200,000	100.0	Korea
Broadband CS Co., Ltd.	Customer Q&A and services		(12,184)	1,210,596	100.0	Korea
K-net Culture and Contents Venture Fund	Investment association		47,864	295	59.0	Korea
2nd BMC Focus Investment Fund	Investment association		30,900	200	66.7	Korea
Open Innovation Fund	Investment association		44,330	450	98.9	Korea
PS&Marketing Corporation	Communications device retail business		168,123	46,000,000	100.0	Korea
Service Ace Co., Ltd.	Customer center management service		22,508	4,385,400	100.0	Korea
Service Top Co., Ltd.	Customer center management service		15,273	2,856,200	100.0	Korea
Network O&S Co., Ltd.	Base station maintenance service		17,561	3,000,000	100.0	Korea
SK Telecom China Holdings Co., Ltd.	Equity Investment		32,001	—	100.0	China
Sky Property Mgmt., Ltd.	Real Estate Investment		447,754	22,980	60.0	China
Shenzhen E-eye High Tech Co., Ltd.	Manufacturing		17,837	—	65.5	China
YTK Investment Ltd	Investment Association		38,542	—	100.0	Cayman
SKT Vietnam PTE., Ltd.	Telecommunication services		31,544	180,476,700	73.3	Singapore
SKT Americas, Inc.	Internet website services		44,979	109	100.0	USA
Technology Venture Fund, LP	Research and Development		17,709	—	100.0	USA
SK Telecom Global Investment B.V	Investment Association		38,516	18,000	100.0	Netherlands

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the current period are included in the consolidated statement of income and comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings).

c.	Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any); over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net faire value of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held interest in the acquiree (if any); the excess is recognized immediately in profit or loss as a bargain purchase gain.

d.	Foreign Currency Exchange

The individual financial statements of each Company entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Company entity are expressed in “Korean Won”, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on transactions entered into in order to hedge certain foreign currency risks below for hedging accounting policies); and

•

exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. On the disposal of a foreign operation, all of the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss.

e.	Cash Equivalents

Cash and cash equivalents include cash, bank balances and short-term highly liquid investments with an original maturity of three months or less.

f.	Financial Assets

All financial assets are recognized and derecognized on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories: ‘financial assets at fair value through profit or loss’ (FVTPL), ‘held-to-maturity investments’, ‘available-for-sale financial assets’ and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

1)	Classification of financial assets

1-1)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling it in the near term or it is a derivative or embedded derivative separated from contracts that is not designated and effective as a hedging instrument. Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss.

1-2)	Held-to-maturity financial assets

Non-derivatives financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment, with revenue amortized on an effective yield basis.

1-3)	Available-for-sale financial assets

Non-derivatives financial assets that are not classified as at held-to-maturity, held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as at available-for-sale financial assets. Available-for-sale financial assets are initially recognized and measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost. Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the investments revaluation reserve, with the exception of impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets, which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss. Dividends on available-for-sale financial assets are recognized in profit or loss when the Company’s right to receive the dividends is established.

1-4)	Loans and receivables

Non-derivatives financial assets like trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

With the exception of available-for-sale equity securities, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

g.	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses.

h.	Investments in Associates

Associates are those entities over which the Company has significant influence but doesn’t control or has joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 “Non-current Assets Held for Sale and Discontinued Operations”. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and assessed for impairment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss. When the Company or its subsidiary transacts with its associate, unrealized gains from the transactions are eliminated to the extent of interests in the associate and unrealized losses are eliminated too, so far as the transactions provide a basis of impairment for the assets transferred.

When necessary, the Company may revise an associate’s financial statements, to apply consistent accounting policies as the Company, prior to applying the equity method of accounting for its investment in the associate.

i.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Assets	Useful lives (years)
Buildings and structures	15 ~ 50
Machinery	3 ~ 15
Other	4 ~ 10

The Company reviews the depreciation method, the estimated useful lives and residual values of property and equipment at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

j.	Investment Property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives ranging from 15 ~ 50 years using the straight-line method.

k.	Goodwill

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any); over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed.

l.	Intangible Assets

Intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives ranging from 3 ~ 20 years. The Company reviews the amortization method, the estimated useful lives and residual values of intangible assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each annual reporting period. At the case of amortizable intangible assets, the Company reviews impairment at each time whether the carrying amount is not recoverable.

m.	Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as less at the book value in the consolidated statement of financial position and transferred to profit or loss on a systematic basis to decrease depreciation expenses over the useful lives of the related assets.

Government grants related to revenue are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss in the period in which they become receivable.

n.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

o.	Financial Liabilities and Equity Instruments issued by the Company

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement. And the financial liabilities are classified as either ‘financial liabilities at fair value through profit or loss (FVTPL)’ or ‘other financial liabilities’.

1)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

2)	Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as FVTPL. A financial liability is classified as held for trading if it has been acquired principally for the purpose of repurchasing it in the near term or it is a derivative, including embedded derivative separated from contracts, which is not designated and effective as a hedging instrument.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability.

3)	Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

4)	Derecognition of financial liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. An exchange between an existing borrower and lender of debt instruments with substantially different terms, or a substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of the financial liabilities derecognized and the consideration paid is recognized in profit or loss.

p.	Lease

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

q.	Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument. For derivative instruments designated as hedges, the effective portions of the gains or losses on the hedging instruments are recorded as part of other comprehensive income (loss)

r.	Retirement Benefit Obligation

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets.

For defined retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. The present value of the defined benefit obligation is denominated in the same currency in which the benefits are expected to be paid, and calculated at the discount rate which is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligation. The Company recognizes all actuarial gains and losses arising from defined benefit plans as other comprehensive income (loss) and records at retained earnings immediately, which is not reclassified to current operation thereafter.

s.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When the effect of the time value of money is material, the provision is measured using the cash flows estimated to settle the present obligation. Discount rate is pre-tax interest rate reflecting inherent risk of liabilities and market’s valuation on the present value of monetary. Changes in provisions caused by elapse of time are the financial cost as incurred and recognized in profit or loss.

At the end of each reporting period, the remaining provision balance is reviewed and assessed to determine if the current best estimate is being recognized. If the existence of an obligation to transfer economic benefit is no longer probable, the related provision is reversed during the period.

t.	Revenue Recognition

Revenue from the sale of goods and rendering of services in the course of ordinary operating activities is measured at the fair value of the consideration received or receivable. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, sales price is fixed or determinable and collectability is reasonably assured.

The Company’s revenue is principally derived from telecommunication service including data service, broadband internet and fixed-line telephone service. Telecommunication service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees are deferred and recognized over the expected term of the customer relationship.

The Company also sells products and merchandises to customers and these sales are recognized at the time products and merchandises are delivered.

u.	Income Tax and Deferred Tax

Income tax consists of current tax and deferred tax.

1)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of income and comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred tax assets and liabilities if, and only if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

3)	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

v.	Handset Subsidies to Long-term Mobile Subscribers

The Company provides lump-sum handset subsidies to customers who agree to use the Company’s service for the predetermined service period and the subsidies are charged to commission paid as the related payments are made. In case where the customers agree to use the Company’s service for the predetermined service period and purchase handsets on installment basis, the subsidies are paid every month over the installment period and the Company provides provision for handset subsidies estimated to be period, which are charged to commission expense at the time telecommunication service contracts are made.

w.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are critical assumptions and key sources of estimation uncertainty at the end of reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

1) Fair value measurement of financial instruments

Subsequent to initial recognition, available-for-sale financial assets and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss or other comprehensive income. When measuring fair value, if there is quoted price in active market, the Company uses it. But, if quoted price does not exist, the Company uses valuation techniques that require the management’s judgments on the expected future cash flows and discount rates.

2) Allowance for doubtful accounts of trade/other receivables and loans

In order to calculate allowances for doubtful accounts of the trade receivables, loans and other receivables, the management of the Company estimates an expected bad debt considering the aging of accounts receivables, past experience of bad debt, economic and industrial factors.

3) Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the directors to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

4) Measurement of property and equipment, intangible assets

If the Company acquires property and equipment or intangible assets from business combination, it is required to estimate the fair value of these assets at the acquisition date. And it is required to estimate useful lives for depreciation and amortization. For these estimation processes, the management’s judgments shall take important role.

5) Retirement benefit plans

For defined retirement benefit plans, the cost of providing benefits is determined using actuarial valuation method that is required to make assumptions about discount rates, expected rate of return on plan assets and expected rate of salary increase. The assumptions involve critical uncertainties because the retirement benefit plans are in long-term base.

6) Deferred tax

Recognizing and measuring of the deferred tax assets and liabilities requires the management’s judgments and specially, whether and how deferred tax assets is recognized shall be affected from an assumption and management’s judgment of the future situation.

3.	TRANSITION TO K-IFRS

As stated in Note 2, these are the Company’s first consolidated financial statements prepared in accordance with K-IFRS as the Company adopts K-IFRS in 2011. Therefore, prior period’s consolidated financial statements, comparatively presented herein, were restated in accordance with K-IFRS 1101 “First-time adoption of International Financial Reporting Standards” with a transition date of January 1, 2010.

a.	First-time adoption of K-IFRS

K-IFRS 1101 provides for a number of optional exemptions from the general principle of full retrospective applications. The optional exemptions for first-time adoption of K-IFRS of the Company are as follows.

1)	Business combination

Business combinations that occurred before the date of transition to K-IFRS, are not be retrospectively restated.

2)	Fair value or revaluation as deemed cost

Certain property and equipment has been revaluated at the date of transition to K-IFRS and that revaluation is used as the asset’s deemed cost.

b.	Explanation of transition to K-IFRS

Transition adjustments from previous GAAP (Korean GAAP) to K-IFRSs that affected the Company’s financial position, financial performance and cash flows are as follows.

1)	Scope of consolidation

As at the date of transition to K-IFRS the Company’s change in scope of consolidation is as follows:

Changes	Name of entities
Newly added	Broadband D&M Co., Ltd., Broadband CS Co., Ltd.

Excluded	F&U Credit information Co., Ltd., IHQ, Inc., BMC Movie Expert Fund, BMC Digital Culture and Contents Fund

2)	Employee benefits and retirement benefit obligation

Under Korean GAAP, at the end of a reporting period a benefit obligation is calculated and recognized, based on an assumption that all employees who have worked over a year were to retire as of the reporting period end. While, under K-IFRS, the retirement benefit amount is appropriated as a defined benefit obligation by actuarial assessment using the projected unit credit method.

Also, the Company recognizes its long-term employee benefits obligation by actuarial assessment using the projected unit credit method.

3)	Change in depreciation method

The Company changed the depreciation method of equipment from declining balance method to straight-line method.

4)	Goodwill acquired by business combinations

Under Korean GAAP, the Company amortized goodwill acquired as a result of business combinations on a straight-line method from 5 ~ 20 years from the year of acquisition. Under K-IFRS, goodwill is not amortized but reviewed for impairment annually.

5)	Transfer of financial assets

Under Korean GAAP, when the Company transferred a financial asset to financial institutions and it was determined that control over the asset has been transferred the Company derecognized the financial asset. Under K-IFRS, if the Company retains substantially all the risks and rewards of ownership of the asset, the asset is not derecognized but instead the related cash proceeds are recognized as financial liabilities.

6)	Deferment of non-refundable activation fees

Under Korean GAAP, the Company recognizes non-refundable activation revenues when the activation service is performed. Under K-IFRS, the Company defers such revenues and amortizes it over the expected term of the customer relationship.

7)	Income tax

Under Korean GAAP, deferred tax assets and liabilities were classified as either current or non-current based on the classification of their underlying assets and liabilities assuming that all differences from one entity are recovered or settled together. If there are no corresponding assets or liabilities, deferred tax assets and liabilities were classified based on the periods the temporary differences were expected to reverse. Under K-IFRS, deferred tax assets and liabilities are all classified as non-current on the statement of financial position.

Under Korean GAAP, difference between the carrying value and the tax base of the investments in subsidiaries, branches and associates and interest in joint ventures were considered as temporary differences and recognized as deferred tax assets and liabilities. Under K-IFRS, the temporary differences associated with investments in subsidiaries, branches and associates and interest in joint ventures is recognized as deferred assets and liabilities reflecting the manner in which Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

8)	Other reclassifications

8-1) Memberships

Under Korean GAAP, memberships and guarantee deposits were classified as other non-current assets. Under K-IFRS, facility-use memberships are recognized as intangible assets with an indefinite useful life and guarantee deposits that satisfy the definition of financial assets are classified as loans and receivables at amortized costs.

8-2) Investment property

Under Korean GAAP, properties acquired for earning rental income and/or for capital appreciation were classified as property and equipment. Under K-IFRS, such properties are reclassified separately as investment properties.

c.	Explanation of effect of transition to K-IFRS

Effects on financial position at January 1, 2010 (date of transition) are as follows (in millions of Korean won):

	Total assets		Total liabilities		Net equity

Based on Korean GAAP	(Won)	23,206,256	(Won)	10,861,631	(Won)	12,344,625
Adjustments:
1. Changes in scope of consolidation		(62,440)		3,735		(66,175)
2. Property and equipment		69,538		—		69,538
3. Employee benefits and retirement benefit obligation		15		25,048		(25,033)
4. Transfer of financial assets		416,242		400,753		15,489
5. Non-refundable activation fees		—		593,981		(593,981)
6. Other adjustments		(107,730)		(73,521)		(34,209)
7. Deferred tax and tax effect of adjustments		(185,157)		(322,948)		137,791

Total adjustment		130,468		627,048		(496,580)

Based on K-IFRS	(Won)	23,336,724	(Won)	11,488,679	(Won)	11,848,045

Effects on financial position at December 31, 2010 and total comprehensive income for the year ended December 31, 2010 are as follows (in millions of Korean won):

	Total assets		Total liabilities		Net equity		Total comprehensive income

Based on Korean GAAP	(Won)	22,651,704	(Won)	10,173,055	(Won)	12,478,649	(Won)	1,021,501
Adjustments:
1. Changes in scope of consolidation		(103,743)		(13,053)		(90,690)		1,247
2. Property and equipment		477,044		—		477,044		407,811
3. Amortization of goodwill		151,900		(9,444)		161,344		151,620
4. Employee benefits and retirement benefit obligation		17		38,799		(38,782)		(5,514)
5. Transfer of financial assets		—		—		—		(15,489)
6. Effect on equity method in associates		18,430		—		18,430		7,717
7. Nonrefundable activation fees		—		533,783		(533,783)		60,199
8. Other adjustments		44,507		94,943		(50,436)		598
9. Deferred tax and tax effect of adjustments		(107,470)		(93,693)		(13,777)		(150,139)

Total adjustment		480,685		551,335		(70,650)		458,050

Based on K-IFRS	(Won)	23,132,389	(Won)	10,724,390	(Won)	12,407,999	(Won)	1,479,551

Under K-IFRS, dividends received, interest received, interest paid, and income tax paid which were not presented separately in the consolidated statement of cash flows under Korean GAAP, are now separately presented and the related income (expense) and assets (liabilities) have been adjusted for accordingly. Also, under K-IFRS, foreign currency translation amounts are presented gross as part of the related transactions and deducted against the effects of foreign exchange rate changes on the balance of cash held in foreign currencies. No others significant differences between the consolidated statements of cash flows prepared under Korean GAAP compared to K-IFRS have been noted.

4.	FINANCIAL INSTRUMENTS

Details of financial assets as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011
	Financial assets at FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total

Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	1,385,026	(Won)	—	(Won)	1,385,026
Financial Instruments		—		—		556,647		—		556,647
Short-term investment securities		—		139,308		—		—		139,308
Long-term investment securities		16,776		1,919,088		—		—		1,935,864
Trade and other receivables		—		—		4,815,869		—		4,815,869
Derivatives assets		1,961		—		—		201,988		203,949

Total	(Won)	18,737	(Won)	2,058,396	(Won)	6,757,542	(Won)	201,988	(Won)	9,036,663

	December 31, 2010
	Financial assets at FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total

Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	659,405	(Won)	—	(Won)	659,405
Financial Instruments		—		—		567,269		—		567,269
Short-term investment securities		—		400,531		—		—		400,531
Long-term investment securities		—		1,680,582		—		—		1,680,582
Trade and other receivables		—		—		5,490,505		—		5,490,505
Derivatives assets		1,961		—		—		201,421		203,382

Total	(Won)	1,961	(Won)	2,081,113	(Won)	6,717,179	(Won)	201,421	(Won)	9,001,674

Details of financial liabilities as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011
	Financial liabilities at FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total

Trade and other payables	(Won)	—	(Won)	3,251,520	(Won)	—	(Won)	3,251,520
Derivatives liabilities		3,780		—		17,164		20,944
Borrowings		—		1,431,974		—		1,431,974
Bonds payable		450,462		3,562,176		—		4,012,638

Total	(Won)	454,242	(Won)	8,245,670	(Won)	17,164	(Won)	8,717,076

	December 31, 2010
	Financial liabilities at FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total

Trade and other payables	(Won)	—	(Won)	3,334,071	(Won)	—	(Won)	3,334,071
Derivatives liabilities		5,043		—		25,111		30,154
Borrowings		—		1,272,056		—		1,272,056
Bonds payable		461,655		4,071,328		—		4,532,983

Total	(Won)	466,698	(Won)	8,677,455	(Won)	25,111	(Won)	9,169,264

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2, or 3, based on the degree to which the fair value is observable.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of March 31, 2011 are as follows (in millions of Korean won):

Type	Level 1		Level 2		Level 3		Total

Financial assets at FVTPL	(Won)	—	(Won)	16,776	(Won)	1,961	(Won)	18,737
Available- for-sale financial assets		1,612,396		—		446,000		2,058,396
Derivatives assets		—		201,988		—		201,988
Financial liabilities at FVTPL		450,462		3,780		—		454,242
Derivatives liabilities		—		17,164		—		17,164

5.	TRADE AND OTHER RECEIVABLES

Details of short-term trade and other receivables as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Accounts receivable – trade	(Won)	2,150,924	(Won)	2,198,050
Less allowance for doubtful accounts		(265,558)		(248,653)
Accounts receivable – trade, net		1,885,366		1,949,397
Short-term loans		111,975		96,353
Less allowance for doubtful accounts		(1,600)		(1,429)
Short-term loans, net		110,375		94,924
Accounts receivable – other		2,196,088		2,577,961
Less allowance for doubtful accounts		(48,463)		(46,114)
Accounts receivable – other, net		2,147,625		2,531,847
Accrued income		51,196		29,578
Other		473		580

	(Won)	4,195,035	(Won)	4,606,326

Details of long-term trade and other receivables as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Long-term loans	(Won)	136,331	(Won)	115,509
Less allowance for doubtful accounts		(31,001)		(31,186)
Long-term loans, net		105,330		84,323
Long-term accounts receivable – other		246,734		527,106
Guarantee deposits		249,186		250,333
Other		19,584		22,417

	(Won)	620,834	(Won)	884,179

Details of changes in allowance for doubtful accounts for the three months ended March 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Beginning balance	(Won)	327,382	(Won)	320,680
Increase in allowance for doubtful accounts		20,934		21,652
Decrease in allowance for doubtful accounts		(1,305)		(247)
Other		(388)		1,049

Ending balance	(Won)	346,623	(Won)	343,134

6.	INVENTORIES

Inventories as of March 31, 2011 and December 31, 2010 consist of the following (in millions of Korean won):

	March 31, 2011		December 31, 2010

Raw materials and Supplies	(Won)	6,020	(Won)	3,319
Work in process and Semi-finished goods		259		475
Finished goods and Merchandise		150,643		147,445

Total		156,922		151,239
Less allowance for valuation loss		(1,998)		(2,016)

Net	(Won)	154,924	(Won)	149,223

7.	INVESTMENT SECURITIES

Details of investment securities as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011				December 31, 2010
	Current		Non-current		Current		Non-current

Equity securities
Investments in listed company	(Won)	—	(Won)	1,475,328	(Won)	178,760	(Won)	1,230,381
Investments in non-listed company		240		78,187		15,051		75,227
Investments in funds and etc.		—		328,707		—		345,680

Sub-total		240		1,882,222		193,811		1,651,288

Debt Securities		2,000		53,642		2,004		29,294

Beneficiary certificates (Note)		137,068		—		204,716		—

Total	(Won)	139,308	(Won)	1,935,864	(Won)	400,531	(Won)	1,680,582

(Note)	The distributions arising from beneficiary certificates as of March 31, 2011, are accounted for as accrued income.

8.	INVESTMENTS IN ASSOCIATES

Investments in associates accounted for using the equity method as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won, except for share data):

	March 31, 2011						Carrying amount
	Number of shares	Ownership percentage (%)	Acquisition cost				March 31, 2011		December 31, 2010

SK Marketing & Company Co., Ltd.	5,000,000	50.0	(Won)	190,000			(Won)	117,819	(Won)	117,905
SK China Company Ltd.	720,000	22.5		49,529				45,048		46,573
SK USA, Inc.	49	49.0		3,184				5,447		5,972
BMC Sector Limited Partnership IV	2,500	49.7		25,000				24,577		24,953
F&U Credit information Co., Ltd.	300,000	50.0		2,410				4,688		4,529
Korea IT Fund	190	63.3		190,000				233,790		226,633
JYP Entertainment Corporation	691,680	25.5		4,150				4,322		4,150
Konan Technology	78,550	29.5		13,456				4,209		4,410
Etoos Co., Ltd	701,000	15.6		18,993				13,569		14,339
BMC Digital Culture and Contents Venture Fund	100	39.8		10,000				8,622		8,925
Wave City Development Co., Ltd.	382,000	19.1		1,967				1,375		1,392
IBKC-bmc Cultural Contents Fund	—	25.0		2,500				2,302		2,292
Hanhwa No.2 Daisy Entertainment Investment Fund	—	20.0		2,000				1,458		2,008
BMC Movie Expert Fund	135	46.6		13,500				13,629		13,977
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000				384,533		386,417
Daehan Kanggun BcN Co., Ltd.	1,461,486	29.0		7,307				7,264		7,264
Television Media Korea Ltd.	18,564,000	51.0		18,568				18,471		18,568
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)	10,066,884	27.1		24,334				18,899		19,313
NanoEnTek, Inc.	1,807,130	9.3		11,000	(Note a	)		11,000		—
UNISK(Beijing) Information Technology Co., Ltd.	49	49.0		3,475				4,753		4,714
PT. Melon Indonesia	4,900,000	49.0		6,492				6,238		6,210
Packet One Network	979,474	27.2		119,856				108,724		116,160
Mobile Money Ventures, LLC	—	50.0		15,501				2,900		3,206
SK Technology Innovation Company	—	49.0		28,146				24,013		25,052
LightSquared Inc.	3,387,916	3.3		72,096				66,415		72,096
BNCP Co., Ltd.	8,820,000	100.0		18,411	(Note b	)		18,411		—
SK Wyverns Baseball Club Co., Ltd. and other	—	—		123,991				64,388		67,634

Total			(Won)	1,375,866			(Won)	1,216,864	(Won)	1,204,692

(Note a)	For the three months ended March 31, 2011, the Company acquired 1,807,130 shares of NanoEnTek, Inc. Though the Company only holds 9.3% ownership of NanoEnTek, Inc., as it has the ability to exercise significant influence on NanoEnTek, Inc., entity is considered an equity method investee.
(Note b)	During the year ended December 31, 2010, Open Innovation Fund, the Company’s subsidiary, acquired 100.0% equity interest of BNCP Co., Ltd.

Details of changes in Investments in associates accounted for using the equity method for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended March 31, 2011
	Beginning balance		Acquisition		Disposal		Equity in earnings (losses)		Other comprehensive income		Other increase (decrease)		Ending balance

SK Marketing & Company Co., Ltd.	(Won)	117,905	(Won)	—	(Won)	—	((Won)	86)	(Won)	—	(Won)	—	(Won)	117,819
SK China Company Ltd.		46,573		—		—		(215)		(1,310)		—		45,048
SK USA, Inc.		5,972		—		—		(376)		(149)		—		5,447
BMC Sector Limited Partnership IV		24,953		—		—		(159)		(217)		—		24,577
F&U Credit information Co., Ltd.		4,529		—		—		159		—		—		4,688
Korea IT Fund		226,633		—		—		6,013		1,144		—		233,790
JYP Entertainment Corporation		4,150		—		—		172		—		—		4,322
Konan Technology		4,410		—		—		(201)		—		—		4,209
Etoos Co., Ltd		14,339		—		—		(770)		—		—		13,569
BMC Digital Culture and Contents Venture Fund		8,925		—		—		(303)		—		—		8,622
Wave City Development Co., Ltd.		1,392		—		—		(17)		—		—		1,375
IBKC-bmc Cultural Contents Fund		2,292		—		—		10		—		—		2,302
Hanhwa No.2 Daisy Entertainment Investment Fund		2,008		—		—		(550)		—		—		1,458
BMC Movie Expert Fund		13,977		—		—		(348)		—		—		13,629
HanaSK Card Co., Ltd.		386,417		—		—		(2,037)		153		—		384,533
Daehan Kanggun BcN Co., Ltd.		7,264		—		—		—		—		—		7,264
Television Media Korea Ltd.		18,568		—		—		(97)		—		—		18,471
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)		19,313		—		—		(422)		8		—		18,899
NanoEnTek, Inc.		—		11,000		—		—		—		—		11,000
UNISK(Beijing) Information Technology Co., Ltd.		4,714		—		—		159		(120)		—		4,753
PT. Melon Indonesia		6,210		—		—		2		26		—		6,238
Packet One Network		116,160		—		—		(6,859)		(577)		—		108,724
Mobile Money Ventures, LLC		3,206		—		—		(219)		—		(87)		2,900
SK Technology Innovation Company		25,052		—		—		(347)		(692)		—		24,013
LightSquared Inc.		72,096		—		—		(4,528)		(1,153)		—		66,415
BNCP Co., Ltd.		—		18,411		—		—		—		—		18,411
SK Wyverns Baseball Club Co., Ltd. and other		67,634		—		(2,187)		139		(921)		(277)		64,388

Total	(Won)	1,204,692	(Won)	29,411	((Won)	2,187)	((Won)	10,880)	((Won)	3,808)	((Won)	364)	(Won)	1,216,864

(Note)	As of March 31, 2011, share of profit(loss) of associates in the statements of income includes (Won)69 million of gain from disposal in associates, in addition to the above equity in earnings(losses).

	For the three months ended March 31, 2010
	Beginning balance		Acquisition		Disposal		Equity in earnings (losses)		Other comprehensive income		Other increase (decrease)		Ending balance

SK Marketing & Company Co., Ltd.	(Won)	112,531	(Won)	—	(Won)	—	((Won)	424)	((Won)	47)	(Won)	—	(Won)	112,060
SK China Company Ltd.		3,918		—		—		—		—		—		3,918
SK USA, Inc.		5,498		—		—		—		—		—		5,498
F&U Credit information Co., Ltd.		4,481		—		—		(86)		—		—		4,395
IHQ, Inc.		20,178		—		—		(1,239)		160		—		19,099
Korea IT Fund		220,957		—		—		(842)		—		—		220,115
Konan Technology		3,320		—		—		—		—		—		3,320
Hanaro Dream Incorporation		6,687		—		(6,687)		—		—		—		—
BMC Digital Culture and Contents Venture Fund		9,824		—		—		(447)		—		—		9,377
Wave City Development Co., Ltd.		1,532		—		—		—		—		—		1,532
IBKC-bmc Cultural Contents Fund		2,398		—		—		(99)		—		—		2,299
Hanhwa No.2 Daisy Entertainment Investment Fund		2,102		—		—		(64)		—		—		2,038
BMC Movie Expert Fund		13,261		—		—		74		—		—		13,335
HanaSK Card Co., Ltd.		—		400,000		—		123		—		—		400,123
Daehan Kanggun BcN Co., Ltd.		7,272		—		—		(9)		—		—		7,263
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)		15,000		—		—		—		—		—		15,000
UNISK(Beijing) Information Technology Co., Ltd.		4,247		—		—		—		—		—		4,247
SK Industrial Development		18,009		—		—		—		—		(18,009)		—
Skytel Co., Ltd.		14,958		—		—		794		199		—		15,951
Mobile Money Ventures, LLC		5,534		—		—		(825)		—		(165)		4,544
SK Wyverns Baseball Club Co., Ltd. and other		78,206		—		(160)		(982)		(108)		1,616		78,572

Total	(Won)	549,913	(Won)	400,000	((Won)	6,847)	((Won)	4,026)	(Won)	204	((Won)	16,558)	(Won)	922,686

(Note)	As of March 31, 2010, share of profit(loss) of associates in the statements of income includes (Won)623 million of gain from disposal of associates, in addition to the above equity in earnings(losses).

9.	PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Land	(Won)	705,617	(Won)	707,970
Buildings and structures		2,000,347		1,988,759
Machinery		19,862,393		19,742,398
Other		1,477,378		1,414,837
Construction in progress		444,869		447,480

Total		24,490,604		24,301,444
Less accumulated depreciation		(16,458,069)		(16,146,012)
Accumulated impairment		(2,019)		(2,019)

Property and equipment, net	(Won)	8,030,516	(Won)	8,153,413

Details of changes in property and equipment for the three months ended March 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the three months ended March 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	707,970	(Won)	—	((Won)	50)	((Won)	2,303)	(Won)	—	(Won)	705,617
Buildings and structures		1,260,633		10,934		(20)		135		(20,008)		1,251,674
Machinery		5,167,143		3,439		(2,578)		264,218		(416,640)		5,015,582
Other		570,187		238,762		(717)		(171,056)		(24,402)		612,774
Construction in progress		447,480		32,721		—		(35,332)		—		444,869

Total	(Won)	8,153,413	(Won)	285,856	((Won)	3,365)	(Won)	55,662	((Won)	461,050)	(Won)	8,030,516

	For the three months ended March 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Impairment		Ending balance

Land	(Won)	706,599	(Won)	—	((Won)	6,657)	(Won)	776	(Won)	—	(Won)	—	(Won)	700,718
Buildings and structures		1,316,534		140		(1,147)		3,853		(21,284)		—		1,298,096
Machinery		5,211,662		10,970		(5,043)		44,550		(415,339)		—		4,846,800
Other		375,855		55,891		(893)		(20,641)		(22,105)		(44)		388,063
Construction in progress		417,027		31,178		(58)		(33,019)		—		—		415,128

Total	(Won)	8,027,677	(Won)	98,179	((Won)	13,798)	((Won)	4,481)	((Won)	458,728)	((Won)	44)	(Won)	7,648,805

10.	INVESTMENT PROPERTY

Investment property as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Land	(Won)	30,977	(Won)	29,179
Buildings		182,856		183,406

Total		213,833		212,585
Less accumulated depreciation		(16,967)		(15,278)

Investment property, net	(Won)	196,866	(Won)	197,307

Details of changes in investment property for the three months ended March 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the three months ended March 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	29,179	(Won)	—	(Won)	—	(Won)	1,798	(Won)	—	(Won)	30,977
Buildings		168,128		—		—		272		(2,511)		165,889

Total	(Won)	197,307	(Won)	—	(Won)	—	(Won)	2,070	((Won)	2,511)	(Won)	196,866

	For the three months ended March 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	(Won)	23,602	(Won)	—	(Won)	—	((Won)	776)	(Won)	—	(Won)	22,826
Buildings		189,140		—		—		(8,383)		(1,240)		179,517

Total	(Won)	212,742	(Won)	—	(Won)	—	((Won)	9,159)	((Won)	1,240)	(Won)	202,343

Details of fair value of investment property as of March 31, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	March 31, 2011		December 31, 2010

Land	(Won)	40,540	(Won)	39,082
Buildings		174,322		176,465

	(Won)	214,862	(Won)	215,547

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

11.	GOODWILL

Details of goodwill as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Goodwill related to acquisition of Shinsegi Telecomm, Inc	(Won)	1,306,236	(Won)	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443		358,443
Other goodwills		80,975		80,975
Net foreign exchange differences		(9,097)		(9,005)

	(Won)	1,736,557	(Won)	1,736,649

12.	INTANGIBLE ASSETS

Details of changes in intangible assets for the three months ended March 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the three months ended March 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Ending balance

Frequency use rights	(Won)	709,043	(Won)	—	(Won)	—	((Won)	469)	((Won)	33,211)	(Won)	—	(Won)	675,363
Land use right		17,551		262		—		—		(1,315)		—		16,498
Industrial right		60,740		338		—		323		(914)		—		60,487
Software development costs		26,470		594		(510)		—		(2,275)		—		24,279
Customer relationships		226,940		38		—		—		(23,073)		—		203,905
Membership		111,736		1,851		(39)		—		—		—		113,548
Other		732,476		13,957		(37)		41,696		(85,726)		(939)		701,427

Total	(Won)	1,884,956	(Won)	17,040	((Won)	586)	(Won)	41,550	((Won)	146,514)	((Won)	939)	(Won)	1,795,507

	For the three months ended March 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Ending balance

Frequency use rights	(Won)	727,239	(Won)	—	(Won)	—	(Won)	—	((Won)	29,132)	(Won)	—	(Won)	698,107
Land use right		12,534		1,293		—		—		(890)		—		12,937
Industrial right		60,918		252		—		—		(1,054)		—		60,116
Software development costs		35,714		1,865		—		—		(2,602)		—		34,977
Customer relationships		317,670		549		(71)		—		(22,984)		—		295,164
Membership		107,495		18		(37)		—		—		—		107,476
Other		742,648		25,286		(23)		34,636		(88,634)		—		713,913

Total	(Won)	2,004,218	(Won)	29,263	((Won)	131)	(Won)	34,636	((Won)	145,296)	(Won)	—	(Won)	1,922,690

The book value and residual useful lives of major intangible assets as of March 31, 2011 are as follows (in millions of Korean won):

	Amount		Description	Residual useful lives
IMT license	(Won)	557,429	Frequency use rights relating to W-CDMA service	(note a)
W-CDMA license		93,788	Frequency use rights relating to W-CDMA service	(note b)
WiBro license		20,419	WiBro service	(note c)
DMB license		3,727	DMB service	5 years and 3 months
Customer relationships		202,646	Customer relationships related to acquisition of SK Broadband Co., Ltd.	2 years and 6 months

(note a)	The Company purchased the W-CDMA license from KCC on December 3, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003, under a straight-line basis over the remaining useful life of the license. The W-CDMA license will expire in December 2016
(note b)	The Company purchased an additional W-CDMA license from KCC on May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-CDMA license will expire in December 2016.
(note c)	The Company purchased a WiBro license from KCC on March 30, 2005. The license period is for 7 years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006, under a straight line basis over the remaining useful life.

13.	BORROWINGS AND BONDS PAYABLE

a.	Short-term borrowings

Short-term borrowings as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	Lender	rate (%)	March 31,2011		December 31, 2010

Short-term borrowing	Hana Bank, etc.	4.05 ~ 6.87	(Won)	390,955	(Won)	328,710
CP	Shinhan Bank, etc.	3.05		290,000		195,000

Total			(Won)	680,955	(Won)	523,710

b.	Long-term borrowings

Long-term borrowings as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of Chinese yuan and thousands of Japanese yen):

Lender	Maturity	Annual interest rate (%) (note a)	March 31, 2011		December 31, 2010

Korea Development Bank	2011	91 days CD yield + 1.02	(Won)	100,000	(Won)	100,000
Citibank	2011	91 days CD yield + 1.20	(Won)	100,000	(Won)	100,000
Nonghyup	2011	91 days CD yield + 1.30	(Won)	100,000	(Won)	100,000
Hana Bank	2011	91 days CD yield + 1.50	(Won)	150,000	(Won)	150,000
Nonghyup	2011	91 days CD yield + 1.50	(Won)	50,000	(Won)	50,000
Korea Development Bank	2011	3.22	(Won)	1,625	(Won)	3,251
Kookmin Bank	2012	3.88	(Won)	4,942	(Won)	5,930
Korea Development Bank	2013	3.88	(Won)	7,933	(Won)	8,814
Korea Development Bank	2014	3.88	(Won)	9,885	(Won)	9,885
Shinhan Bank	2015	3.88	(Won)	10,273	(Won)	10,273
Credit Agricole	2013	6M Libor + 0.29	US$	30,000	US$	30,000
Bank of China	〃	〃	US$	20,000	US$	20,000
DBS Bank	〃	〃	US$	25,000	US$	25,000
SMBC	〃	〃	US$	25,000	US$	25,000
China Merchants Bank	2018	5.35	CNY	360,000	CNY	360,000
Korea Exchange Bank	2015	5.18 ~ 5.44	CNY	200,000	CNY	200,000
Hana Bank HK	2014	3.51	US$	10,000	US$	—

Total			(Won)	534,658	(Won)	538,153
			US$	110,000	US$	100,000
			CNY	560,000	CNY	560,000

Equivalent in Korean won			(Won)	751,019	(Won)	748,345
Less portion due within one year				(511,576)		(512,377)

Long-term portion			(Won)	239,443	(Won)	235,968

(note a)	As of March 31, 2011, the 91-day CD yield rate is 3.39% and the 6-month Libor rate is 0.46%

c.	Bonds payable

Bonds payable as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

	Maturity	Annual Interest rate (%)	March 31, 2011		December 31, 2010

Domestic general bonds	2011	3.0	(Won)	200,000	(Won)	200,000
〃	2013	4.0~6.92		450,000		450,000
〃	2014	5.0		200,000		200,000
〃	2015	5.0		200,000		200,000
〃	2016	5.0~5.92		470,000		470,000
〃	2018	5.0		200,000		200,000
Unsecured public bonds (note c)	2011	9.08		25,000		25,000
〃 (note b)	2014	4.86		50,000		—
Debentures (note d)	2011	6.65~9.20		140,000		315,718
〃 (note d)	2013	3.99		150,000		150,000
Dollar denominated bonds (US$300,000)	2011	4.25		—		341,670
Dollar denominated bonds (US$500,000) (note e)	2012	7.0		559,578		596,951
Dollar denominated bonds (US$400,000)	2027	6.63		442,880		455,560

Yen denominated bonds (JPY 15,500,000) (note a)	2012	3 M Euro Yen LIBOR+0.55~2.5		206,443		216,547

Yen denominated bonds (JPY 5,000,000) (note a)	2012	3 M Euro Yen TIBOR+2.5		66,595		69,854
Floating rate notes (US$ 220,000) (note a)	2012	3 M LIBOR+3.15		243,584		250,558
Convertible bonds (US$ 332,528) (note f)	2014	1.75		450,462		461,655

Sub total				4,054,542		4,603,513
Less discounts on bonds				(41,904)		(70,530)

Net				4,012,638		4,532,983
Less portion due within one year				(1,021,942)		(874,437)

Long-term portion			(Won)	2,990,696	(Won)	3,658,546

(note a)	The 3-months Euro Yen LIBOR rate, the 3-months Euro Yen TIBOR rate and the 3-month LIBOR rate as of March 31, 2011 are 0.20%, 0.34% and 0.30%, respectively.
(note b)	SK Telink Co., Ltd, a subsidiary of the Company, issued unsecured public bonds.
(note c)	In accordance with the covenant provision of related borrowings, SK Telink Co., Ltd, a subsidiary of the Company, is required to maintain its debt ratio lower than 1,000 percent until completion of the principal repayment obligation. If the subsidiary of the Company does not comply with the covenant provision until completion of the principal repayment, the Company may be required to perform an immediate redemption through written notification by the bondholders committee’s resolution.
(note d)	According to the covenant provision of the related borrowings, SK Broadband Co., Ltd., a subsidiary of the Company, is required to maintain its debt ratio lower than 1,000 percent and it cannot dispose of its property and equipment more than twenty times of its net assets in any given fiscal year.

(note e)	According to the covenants of foreign currency debentures, when a private person or other corporation except for AIG-Newbridge-TVG Consortium acquires more than 45% of ownership of SK Broadband Co., Ltd., a subsidiary of the Company, and its credit rating on global bond (US$ 500,000 thousand) is downgraded by S&P or Moody’s, SK Broadband Co., Ltd. is required to offer a buy-back of all foreign currency debentures at the price of 101% of the principal. If the Company does not comply with the covenant, it may be required to perform an immediate redemption.
(note f)	On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with conversion price of (Won)230,010 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be converted as of March 31, 2011 is 2,177,389 shares.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of conversion rights, the Company will pay a bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on January 21, 2011, the conversion price has changed from (Won)220,000 to (Won)211,271 and the number of common shares that can be converted changed from 2,090,996 shares to 2,177,389 shares due to the payment of periodic dividends. During the three months ended March 31, 2011, no conversion was made.

14.	PROVISON

Details of change in the provisions for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended March 31, 2011								As of March 31, 2011
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current

Provision for handset subsidy	(Won)	732,042	(Won)	200,315	((Won)	213,463)	(Won)	718,894	(Won)	633,447	(Won)	85,447
Provision for point program		353		—		(184)		169		82		87
Provision for restoration		32,522		832		—		33,354		—		33,354
Provision for warranty		140		—		(3)		137		—		137
Provision for sales return		48		—		(17)		31		31		—
Other provisions		11		1		(2)		10		10		—

Total	(Won)	765,116	(Won)	201,148	((Won)	213,669)	(Won)	752,595	(Won)	633,570	(Won)	119,025

	For the three months ended March 31, 2010								As of March 31, 2010
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current

Provision for handset subsidy	(Won)	609,733	(Won)	325,829	((Won)	174,660)	(Won)	760,902	(Won)	632,508	(Won)	128,394
Provision for point program		894		—		(75)		819		250		569
Provision for restoration		26,473		1,403		(14)		27,862		—		27,862
Provision for warranty		93		9		(3)		99		—		99
Provision for sales return		40		12		—		52		52		—
Other provisions		22		—		(3)		19		19		—

Total	(Won)	637,255	(Won)	327,253	((Won)	174,755)	(Won)	789,753	(Won)	632,829	(Won)	156,924

The Company, for its marketing purposes, grants Point Box Mileage to its subscribers based on their usage of the Company’s services. Points’ provision is provided based on the historical usage experience and the Company’s marketing policy. Also, the Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on an installment basis. Such provision is recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage and subsidies payment duration since the period end date.

15.	RETIREMENT BENEFIT OBLIGATION

a.	Details of retirement benefit obligation as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Present value of defined benefit obligation	(Won)	172,838	(Won)	160,363
Fair value of plan assets		(89,791)		(92,493)

Total	(Won)	83,047	(Won)	67,870

b.	Principal actuarial assumptions as of March 31, 2011 and December 31, 2010 are as follows:

	March 31, 2011	December 31, 2010

Discount rate for defined benefit obligations	3.89 ~ 6.64%	5.41 ~ 6.30%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	4.00 ~ 5.49%	4.00 ~ 5.64%
Expected rate of salary increase	5.00 ~ 8.15%	4.36 ~ 8.42%

c.	Changes in defined benefit obligations for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Beginning balance	(Won)	160,363	(Won)	127,255
Current service cost		15,688		12,197
Interest cost		2,133		1,871
Actuarial gain or loss		3,248		875
Benefit paid		(9,301)		(7,115)
Others		707		1,522

Ending balance	(Won)	172,838	(Won)	136,605

d.	Changes in plan assets for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Beginning balance	(Won)	92,493	(Won)	73,596
Expected return on plan assets		1,056		808
Actuarial gain or loss		(323)		(385)
Contributions by employer directly to plan assets		—		2
Benefit payment		(3,386)		(3,174)
Others		(49)		383

Ending balance	(Won)	89,791	(Won)	71,230

e.	Expenses recognized in profit and loss for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Current service cost	(Won)	15,688	(Won)	12,197
Interest cost		2,133		1,871
Expected return on plan assets		(1,056)		(808)

Total	(Won)	16,765	(Won)	13,260

f.	Details of plan assets as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Equity instruments	(Won)	24,956	(Won)	26,247
Debt instruments		50,352		51,489
Others		14,483		14,757

Total	(Won)	89,791	(Won)	92,493

Actual return on plan assets for the three months ended March 31, 2011 and 2010 is (Won)733 million and (Won)422 million, respectively.

16.	SHARE CAPITAL AND SHARE PREMIUM

The Company’s outstanding share capital consists entirely of common stock with a par value of (Won)500. The number of authorized, issued and outstanding common shares and share premium as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won, except for share data):

	March 31, 2011		December 31, 2010

Authorized shares		220,000,000		220,000,000
Issued shares (Note)		80,745,711		80,745,711

Share capital
Common stock	(Won)	44,639	(Won)	44,639
Share premium:
Paid-in surplus	(Won)	2,915,887	(Won)	2,915,887
Treasury stock		(2,202,439)		(2,202,439)
Loss on disposal of treasury stock		(15,875)		(15,875)
Others		(770,075)		(776,526)

Sub-total	((Won)	72,502)	((Won)	78,953)

There are no changes in share capital for the three months ended March 31, 2011 and for the year ended December 31, 2010.

(Note)	During the year ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares decreased without change in the share capital.

17.	TREASURY STOCK

Through 2008, the Company acquired 8,707,696 shares of treasury stock in the open market for (Won)2,055,620 million for providing stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder values, and to be able to stabilize its stock prices when needed.

On January 9, 2009, in accordance with the resolution of Board of Directors on October 23, 2008, the Company acquired 141,012 shares of treasury stock for (Won)28,938 million and concurrently retired 448,000 treasury shares which it accumulated to date, with the Company’s retained earnings, for (Won)92,477 million. As a result of these transactions, retained earnings decreased by (Won)92,476 million.

On December 15, 2009, the Company acquired 4 shares of treasury stock for (Won)7 million by acquisition request of odd lot stock, due to the merger with Shinsegi Telecom, Inc. While from July 26, 2010 through October 20, 2010, the Company additionally acquired 1,250,000 shares of treasury stock for (Won)210,356 million, in accordance with a resolution of the Board of Directors on July 22, 2010.

As a result of aforementioned treasury stock transactions, as of March 31, 2011 and December 31, 2010, the Company has 9,650,712 shares of treasury stock, at (Won)2,202,439 million.

18.	RETAINED EARNINGS

Retained earnings as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Appropriated:
Legal reserve	(Won)	22,320	(Won)	22,320
Reserve for research and manpower development		535,595		658,928
Reserve for business expansion		8,009,138		7,519,138
Reserve for technology development		1,524,000		1,150,000

Sub-total		10,091,053		9,350,386
Unappropriated		571,723		1,370,863

Total	(Won)	10,662,776	(Won)	10,721,249

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period, until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may be used to offset a future deficit, if any, or may be transferred to share capital.

b.	Reserve for Business Expansion and Technology Development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

19.	RESERVES

Details of reserves as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Net change in fair value of available-for-sale financial assets	(Won)	708,303	(Won)	793,645
Share of other comprehensive income of associates		(95,853)		(91,413)
Loss on valuation of derivatives		(18,218)		(56,862)
Foreign currency translations of foreign operations		(11,993)		(2,314)

Total	(Won)	582,239	(Won)	643,056

Details of change in reserves for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	Net change in fair value of available-for- sale financial assets		Share of other comprehensive loss of associates		Gain(loss) on valuation of derivatives		Foreign currency differences from foreign operations		Total
Balance, January 1, 2011	(Won)	793,645	((Won)	91,413)	((Won)	56,862)	((Won)	2,314)	(Won)	643,056
Changes		(112,722)		(3,810)		50,221		(9,679)		(75,990)
Tax effect		27,380		(630)		(11,577)		—		15,173

Balance, March 31, 2011	(Won)	708,303	((Won)	95,853)	((Won)	18,218)	((Won)	11,993)	(Won)	582,239

Balance, January 1, 2010	(Won)	998,526	((Won)	91,244)	(Won)	12,553	(Won)	—	(Won)	919,835
Changes		(178,535)		204		(5,818)		(12,495)		(196,644)
Tax effect		37,532		—		795		—		38,327

Balance, March 31, 2010	(Won)	857,523	((Won)	91,040)	(Won)	7,530	((Won)	12,495)	(Won)	761,518

20.	OTHER OPERATING INCOME AND EXPENSES

Details of other operating income and expenses for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Other operating income:
Reversal of allowance for doubtful accounts (Note)	(Won)	1,305	(Won)	247
Recovery of impairment losses on other investments (Note)		—		10
Gain on disposal of property and equipment and intangible assets (Note)		1,102		6,801
Other (Note)		5,442		8,455

	(Won)	7,849	(Won)	15,513

Other operating expenses:
Communication expenses	(Won)	13,382	(Won)	15,153
Utilities		39,220		37,758
Taxes and dues		10,983		8,471
Repair		64,397		50,039
Research and development		59,365		61,819
Training		5,121		3,997
Bad debt		17,218		21,056
Supplies and other		27,606		23,749
Loss on disposal and impairment of property and equipment (Note)		2,010		4,618
Loss on disposal of investment assets (Note)		149		—
Loss on disposal of intangible assets (Note)		939		6
Donations (Note)		23,981		43,262
Other bad debt (Note)		3,715		596
Other (Note)		4,015		5,367

	(Won)	272,101	(Won)	275,891

(Note)	Under previous GAAP (Korean GAAP), these were classified as other non-operating income and expenses. While, under K-IFRS, these are classified as other operating income and expenses.

21.	FINANCE INCOME AND COSTS

Details of finance income and costs for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Finance income:
Interest income	(Won)	48,647	(Won)	62,346
Dividends		20,675		20,188
Foreign exchange and translation gain		25,613		43,626
Gain on valuation of financial assets at FVTPL		2,776		—
Gain on disposal of investment assets		158,674		—
Reversal of loss on impairment of investment assets		10		43
Gain on valuation of derivatives		1,263		—
Gain on valuation of financial liability at FVTPL		11,193		—

Total	(Won)	268,851	(Won)	126,203

Finance costs:
Interest expenses	(Won)	80,944	(Won)	100,861
Loss on valuation of short-term trading securities		—		3,439
Foreign exchange and translation loss		3,704		3,046
Loss on disposal of investment assets		—		1
Loss on transactions and valuation of derivatives		18,829		38,201
Loss on disposal of accounts receivable		—		5
Loss on valuation of financial liability at FVTPL		—		1,849

Total	(Won)	103,477	(Won)	147,402

Details of interest income included in finance income for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Interest income on cash equivalents and deposits	(Won)	13,499	(Won)	11,492
Interest income on installment receivables and other interest income		35,148		50,854

Total	(Won)	48,647	(Won)	62,346

Details of interest expenses included in finance costs for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Interest expense on bank overdrafts and borrowings	(Won)	18,217	(Won)	21,110
Interest expense on lease obligations		1,343		2,576
Interest on bonds		54,091		69,133
Other interest expenses		7,293		8,042

Total	(Won)	80,944	(Won)	100,861

22.	NET INCOME PER SHARE

Net income per share for the three months ended March 31, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Net income per share

	For the three months ended
	March 31, 2011		March 31, 2010

Net income attributable to the owners of the Company	(Won)	542,534	(Won)	375,587
Weighted average number of common shares outstanding		71,094,999		72,344,999

Net income per share (in Korean won)	(Won)	7,631	(Won)	5,192

The weighted average number of common shares outstanding for the three months ended March 31, 2011 and 2010 are calculated as follows:

	Number of shares	Weighted number of days	Weighted number of shares

For the three months ended March 31, 2011:
Number of shares at January 1, 2011	80,745,711	90/90	80,745,711
Treasury stock, at the beginning of the year	(9,650,712)	90/90	(9,650,712)

Number of shares at March 31, 2011	71,094,999		71,094,999

For the three months ended March 31, 2010:
Number of shares at January 1, 2010	80,745,711	90/90	80,745,711
Treasury stock, at the beginning of the year	(8,400,712)	90/90	(8,400,712)

Number of shares at March 31, 2010	72,344,999		72,344,999

Diluted net income per share amounts for the three months ended March 31, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Diluted net income per share

	For the three months ended
	March 31, 2011		March 31, 2010

Adjusted net income attributable to the owners of the Company	(Won)	543,527	(Won)	377,022
Adjusted weighted average number of common shares outstanding		73,272,388		74,423,054

Diluted net income per share	(Won)	7,418	(Won)	5,066

Adjusted net income per share and the adjusted weighted average number of common shares outstanding for the three months ended March 31, 2011 and 2010 are calculated as follows (In millions of Korean won, except for share data):

	For the three months ended
	March 31, 2011		March 31, 2010

Net income	(Won)	542,534	(Won)	375,587
Effect of convertible bonds (Note)		993		1,435

Adjusted net income	(Won)	543,527	(Won)	377,022

Weighted average number of common shares outstanding		71,094,999		72,344,999
Effect of convertible bonds (Note)		2,177,389		2,078,055

Adjusted weighted average number of common shares outstanding		73,272,388		74,423,054

(Note)	The effect of convertible bonds increased net income related to interest expenses that would not be incurred, and increased the weighted average number of common shares outstanding related to common shares that would be issued, assuming that the conversion of convertible bonds had occurred at the beginning of the period.

23.	SEGMENT INFORMATION

The Company has two operating segments; cellular telephone communication services, fixed-line telecommunication services and any other businesses which could not be identified as either segment, were grouped into other. Cellular telephone communication services include cellular voice service, wireless data service and wireless internet services. Fixed-line telecommunication services include telephone services, internet services, and leased line services. Lastly, the Company’s Internet portal services and game manufacturing and others are grouped under other.

Details of the two segments and other for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended March 31, 2011
	Cellular telephone telecommunication service		Fixed-line Telecommunication service		Other		Sub-total		Internal transaction adjustments		Consolidated amount

Total sales	(Won)	3,449,197	(Won)	666,566	(Won)	138,319	(Won)	4,254,082	((Won)	345,221)	(Won)	3,908,861
Internal sales		198,386		123,403		23,432		345,221		(345,221)		—
External sales		3,250,811		543,163		114,887		3,908,861		—		3,908,861
Operating income		595,235		7,245		11,858		614,338		—		614,338
Net income(loss)		543,052		(12,387)		6,603		537,268		—		537,268
Total assets		19,966,955		3,529,803		1,495,884		24,992,642		(2,055,423)		22,937,219
Total liabilities		8,250,779		2,246,844		327,592		10,825,215		(175,013)		10,650,202

	For the three months ended March 31, 2010
	Cellular telephone telecommunication service		Fixed-line Telecommunication service		Other		Sub-total		internal transaction adjustments		Consolidated amount

Total sales	(Won)	3,224,789	(Won)	619,042	(Won)	151,456	(Won)	3,995,287	((Won)	230,841)	(Won)	3,764,446
Internal sales		114,540		68,041		48,260		230,841		(230,841)		—
External sales		3,110,249		551,001		103,196		3,764,446		—		3,764,446
Operating income(loss)		512,084		(46,060)		10,180		476,204		—		476,204
Net income(loss)		399,182		(63,826)		7,935		343,291		—		343,291
Total assets		20,048,004		3,424,415		1,612,501		25,084,920		(1,764,217)		23,320,703
Total liabilities		9,471,850		2,088,193		520,620		12,080,663		(174,409)		11,906,254

24.	TRANSACTIONS WITH RELATED PARTIES

Significant related party transactions for the three months ended March 31, 2011 and 2010, and account balances as of March 31, 2011 and December 31, 2010 are as follows (In millions of Korean won):

a.	Transactions

	For three months ended March 31, 2011						For three months ended March 31, 2010
	Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income		Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	26,005	(Won)	68,397	(Won)	4,009	(Won)	9,125	(Won)	67,019	(Won)	2,930

Parent Company:
SK Holdings Co., Ltd.		—		7,432		78		—		7,049		160

Associates:
SK Marketing & Company Co., Ltd.		8		30,411		2,347		15		25,563		1,773
F&U Credit Information Co., Ltd.		—		10,139		420		—		—		—
SK Wyverns Baseball Club Co., Ltd.		—		9,794		13		—		6,500		23
HanaSK Card Co., Ltd.		2		44,313		17,873		—		—		—
Others		—		5,371		228		—		2,257		263

Others:
SK innovation Co., Ltd.		—		208		825		—		221		995
SK MNS Co., Ltd.		2		2,813		6		—		2,487		111
SK Engineering & Construction Co., Ltd.		9,792		5,673		1,569		154		—		3,395
SKC Co., Ltd.		—		—		352		—		—		200
SK Telesys Co., Ltd.		17,236		6,413		37,315		18,397		7,967		605
SK Mobile energy Co., Ltd.		271		—		2		—		—		8
SK Networks Co., Ltd.		178		280,025		4,409		18		265,182		5,003
MRO Korea Co., Ltd.		235		932		10		1,662		885		13
SK Networks Service Co., Ltd.		—		11,061		130		—		7,018		99
SK Pinx Co., Ltd.		—		465		4		—		—		—
SK Shipping Co., Ltd.		—		—		831		—		—		1,285
Others		—		23,122		806		—		856		1,125

Total	(Won)	53,729	(Won)	506,569	(Won)	71,227	(Won)	29,371	(Won)	393,004	(Won)	17,988

b.	Account balances

	As of March 31, 2011
	Accounts receivable		Guarantee deposits		Accounts payable		Guarantee deposits received

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	599	(Won)	—	(Won)	37,032	(Won)	3,585

Parent Company:
SK Holdings Co., Ltd.		68		—		—		—

Associates:
SK Marketing & Company Co., Ltd.		8,242		—		19,852		10
F&U Credit Information Co., Ltd.		38		—		3,652		—
Wave City Development Co., Ltd.		38,412		—		—		—
HanaSK Card Co., Ltd.		6,524		—		487		—
Daehan Kanggun BcN Co., Ltd.		30,224		—		—		—
Others		2,415		—		468		210

Others:
SK innovation Co., Ltd.		742		103		44		145
SK MNS Co., Ltd.		751		—		3,511		—
SK Engineering & Construction Co., Ltd.		2,076		—		33,766		82
SKC Co., Ltd.		163		—		6		—
SK Telesys Co., Ltd.		4,811		—		27,254		—
SK Mobile energy Co., Ltd.		1		—		140		—
SK Networks Co., Ltd.		8,354		5,513		133,826		662
MRO Korea Co., Ltd.		3		—		497		—
SK Networks Service Co., Ltd.		48		—		1,538		—
SK Pinx Co., Ltd.		—		—		57		—
SK Shipping Co., Ltd.		327		—		—		—
Others		248		—		223		208

Total	(Won)	104,046	(Won)	5,616	(Won)	262,353	(Won)	4,902

	As of December 31, 2010
	Accounts receivable		Guarantee deposits		Accounts payable		Guarantee deposits received

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	935	(Won)	—	(Won)	203,031	(Won)	3,585

Parent Company:
SK Holdings Co., Ltd.		480		—		1,595		—

Associates:
SK Marketing & Company Co., Ltd.		3,382		—		32,304		—
Wave City Development Co., Ltd.		38,412		—		—		—
HanaSK Card Co., Ltd.		8,478		—		19,948		—
Others		2,415		—		1,826		—

Others:
SK innovation Co., Ltd.		1,204		96		—		23
SK MNS Co., Ltd.		1,591		—		4,036		—
SK Engineering & Construction Co., Ltd.		2,610		—		42,880		82
SKC Co., Ltd.		109		—		6		—
SK Telesys Co., Ltd.		14,207		—		63,350		—
SK Mobile energy Co., Ltd.		2		—		645		—
SK Networks Co., Ltd.		3,203		5,513		99,284		689
MRO Korea Co., Ltd.		6		—		1,985		—
SK Networks Service Co., Ltd.		1		—		10,585		—
SK Pinx Co., Ltd.		—		—		6		—
SK Shipping Co., Ltd.		69		—		—		—
Others		850		—		3,510		258

Total	(Won)	77,954	(Won)	5,609	(Won)	484,991	(Won)	4,637

c.	Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the three months ended March 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the three months ended March 31, 2011						For the three months ended March 31, 2010
Payee	Payroll		Severance indemnities		Total		Payroll		Severance indemnities		Total

Eight (8) Registered directors (including outside directors)	(Won)	7,156	(Won)	517	(Won)	7,673	(Won)	1,964	(Won)	375	(Won)	2,339

25.	COMMITMENTS AND CONTINGENCIES

a.	SK Broadband Co., Ltd.’s Board of Directors resolved to provide its time deposits up to (Won)20,000 million as collateral for members of the Employee Stock Purchase Association (ESPA) in order for employees to contribute money to the ESPA, which will be used to purchase the shares of SK Broadband Co., Ltd. in the market. In accordance with such the resolution, SK Broadband Co., Ltd. has pledged its time deposits of (Won)6,000 million as of March 31, 2011.

b.	Broadband Media Co., Ltd., a subsidiary of the Company, has provided to a note amounting to (Won)50,000 million as collateral for the Company’s short-term borrowings with Hana Bank.

c.	As of March 31, 2011, customers of SK Broadband Co., Ltd. have filed a lawsuit in the amount of (Won)24,113 million against SK Broadband Co., Ltd. for alleged violation of customers’ privacy. The ultimate outcome of these lawsuits cannot be presently determined.

26.	DERIVATIVE INSTRUMENTS

a.	Currency swap contract under cash flow hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of March 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)3,186 million (net of tax effect totaling (Won)457 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling (Won)15,920 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of March 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)1,823 million (net of tax effect totaling (Won)1,013 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling (Won)62,443 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporation Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of March 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)2,413 million (net of tax effect totaling (Won)681 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)6,172 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Mitsubishi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of March 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)1,101 million (net of tax effect totaling (Won)311 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)12,013 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and other five banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of March 31, 2011, in connection with unsettle foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)27,259 million (excluding tax effect totaling (Won)7,689 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won)14,398 million) is accounted for as other comprehensive loss. Meanwhile, the gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to (Won)129,806 million was charged to current operations.

In addition, SK Broadband Co., Ltd., a subsidiary of the Company, has entered into a fixed-to-fixed cross currency swap contract with Korea Development Bank and other five banks to hedge the foreign currency risk of U.S. dollar denominated bonds with face amounts totaling US$500,000,000 at annual fixed interest rate of 7.0% issued on February 1, 2005. As of March 31, 2011, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)8,618 million (excluding foreign exchange translation loss arising from U.S. dollar denominated bonds totaling (Won)84,235 million) is accounted for as accumulated other comprehensive income. Meanwhile, loss on valuation of currency swap which was incurred before the application of hedge accounting, amounting to (Won)46,856 million was charged to current operations.

b.	Interest rate swap contract under cash flow hedge accounting

The Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and two other banks to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling (Won)500,000 million borrowed on July 28, 2008 between August 12, 2011. As of March 31, 2011, in connection with unsettled interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)2,642 million (net of tax effect totaling (Won)843 million) is accounted for as accumulated other comprehensive loss.

c.	Interest rate swap contract which no hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with DBS and Calyon Bank the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of (Won)1,263 million and loss on valuation of interest swap of (Won)1,642 million, respectively, for the three months ended March 31, 2011 and 2010, respectively, are charged to current operations.

In addition, SK Communications Co., Ltd., a subsidiary of the Company, sold its shares of Etoos Co., Ltd on October 19, 2009 and acquired convertible bonds on disposal of its shares. In connection with convertible option which is embedded in convertible bonds, no gain (or loss) are incurred for the three months ended March 31, 2011.

As of March 31, 2011, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (in thousands of U.S. dollars, Japanese yen and millions of Korean won):

					Fair value
Type	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge		Not Designated		Total

Current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	500,000	Feb. 1, 2005 ~ Feb. 1, 2012	(Won)	45,997	(Won)	—	(Won)	45,997

Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~ Oct. 10, 2013		12,277		—		12,277
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		80,461		—		80,461
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		63,253		—		63,253
Convertible Option	Convertible bonds securities	US$	500,000	Sep. 1, 2009 ~ Aug. 31, 2014		—		1,961		1,961

Total assets					(Won)	201,988	(Won)	1,961	(Won)	203,949

Current liabilities:
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012	(Won)	3,078	(Won)	—	(Won)	3,078
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	5,000,000	Mar. 05, 2009 ~ Mar. 5, 2012		10,601		—		10,601
Floating-to-fixed Interest rate swap	Long-term borrowings	(Won)	500,000	Jul. 28, 2008 ~ Aug. 12, 2011		3,485		—		3,485

Non-current liabilities
Floating-to-fixed Interest rate swap	U.S. dollar denominated bonds	US$	220,000	Apr. 29, 2009 ~ Apr.29, 2012		—		3,780		3,780

Total liabilities					(Won)	17,164	(Won)	3,780	(Won)	20,944

27.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjustments for income and expenses from operating activities for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Interest income	((Won)	48,647)	((Won)	62,346)
Dividend income		(20,675)		(20,188)
Gain on foreign exchange translation		(24,241)		(42,094)
Gain on valuation of financial assets at FVTPL		(2,776)		—
Gain on disposal of long term investments assets		(158,674)		—
Reversal of impairment loss on long term investments assets		(10)		(43)
Gain on valuation of derivatives		(1,263)		—
Equity in earnings of investments in affiliates		(6,872)		(1,614)
Gain on disposal of property, equipment and intangible assets		(1,102)		(6,801)
Reversal of allowance for doubtful accounts		(1,305)		(247)
Other income		(13,435)		(1,725)
Interest expenses		80,944		100,861
Loss on valuation of short-term investment securities		—		3,439
Loss on foreign exchange translation		1,204		1,096
Loss on disposal of long term investments assets		—		1
Loss on valuation of derivatives		15,697		38,201
Loss on transaction of derivatives		3,131		—
Equity in losses of investments in affiliates		17,683		5,017
Income tax expense		231,633		108,311
Provision for retirement benefits		16,665		13,260
Depreciation and amortization		610,075		605,264
Bad debt expenses		17,218		21,056
Loss on disposal of property, equipment and intangible assets		2,011		4,624
Impairment loss on intangible assets		939		—
Other bad debt expenses		3,715		596
Other expenses		2,568		7,699

	(Won)	724,483	(Won)	774,367

Changes in assets and liabilities from operating activities for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Accounts receivable - trade	(Won)	49,224	(Won)	202,936
Accounts receivable - other		381,453		(88,219)
Accrued income		(17,356)		(8,031)
Advance payments		(67,315)		(20,665)
Prepaid expenses		26,943		(4,502)
Inventories		(19,578)		(14,863)
Other current assets		73,063		99,134
Long-term accounts receivables - other		280,356		(84,581)
Accounts payable - trade		30,362		(8,187)
Accounts payable - other		(497,734)		45,168
Advanced receipts		1,586		10,758
Withholdings		76,573		100,650
Accrued expenses		(23,720)		16,006
Unearned revenue		(18,271)		(15,199)
Retirement benefit payment		(9,301)		(7,115)
Plan assets		3,386		3,171
Other non-current		2,492		(2,192)
Others		25,819		957

	(Won)	297,982	(Won)	225,226

Significant non-cash transactions for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Transfer construction in progress to property and equipment	(Won)	280,775	(Won)	1,544,667
Transfer inventories to tangible assets account		13,790		67,694
Accounts payable - other of tangible assets and others		16,357		42,368
Write-off of accounts receivable-trade and others		174		60,699
Transfer bonds payable to current portion of long-term debt account		660,151		931,670
Transfer long-term borrowings to current portion of long-term debt account		27,725		199,581

28.	FINANCIAL RISK MANAGEMENT

Financial Risk Factors

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk due to changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables, and financial liabilities such as trade and other payables, borrowings, and bonds payables.

a.	Market risk

a-(1) Currency risk

The Company is exposed to currency risk its revenue and expenditure that are denominated in a currency other than the functional currency of the Company. The Company primarily transacts in USD, JPY and EUR, besides its functional currency of KRW. The Company and the Company’s subsidiaries have hedging policies based on its business characteristic and its current financial instruments (which hedge its currency risks). In addition, the Company analyzes, manages and reports currency risk periodically through its foreign currency denominated receivables and payables management system.

In addition, the Company has entered into a cross currency swap to hedge against currency risk related to foreign currency borrowings and bonds payables. (Refer to Note 26)

a-(2) Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. For its purpose, the Company uses more than one direct or indirect investment instruments.

a-(3) Interest rate risk

The Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and bonds payables.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative finance and hedging instrument options, to reduce interest rate risk and to optimize its financing. The Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and bonds payables. (Refer to Note 26)

b.	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information the Company establishes credit limits for each customer or counterparty.

For the three months ended March 31, 2011, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue. As a result, the Company believes that the possibility of default is low. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institution.

c.	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines to maintain and effective & efficient business.

Capital Management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The Company’s overall strategy remains unchanged since 2010.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the consolidated financial statements.

Debt-equity ratio as of March 31, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	March 31, 2011		December 31, 2010

Debt	(Won)	10,650,202	(Won)	10,724,390
Equity		12,287,017		12,407,999

Debt-equity ratio		86.68%		86.43%

SK TELECOM CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC 14Fl., Hanwha Securities Bldg., 23-5 Yoido-dong, Youngdeungpo-gu, Seoul 150-717, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

SK Telecom Co., Ltd

Report on the consolidated financial statements

We have reviewed the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”). The financial statements consist of the separate statements of financial position as of March 31, 2011 and December 31, 2010, and the related separate statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three months ended March 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the separate financial statements

The Company’s management is responsible for the preparation and fair presentation of the accompanying separate financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying separate financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate financial statements of the Company are not presently fairly, in all material respects, in accordance with K-IFRS 1034 “Interim Financial Reporting”, and the requirements of K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards”, relevant to interim financial reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see

www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte Touche

Tohmatsu and its member firms.

Member of Deloitte Touche Tohmatsu

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

/s/ Deloitte Anjin LLC

May 27, 2011

Notice to Readers

This report is effective as of May 27, 2011, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the independent accountants’ review report date and the time the independent accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the independent accountants’ review report.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

MARCH 31, 2011 AND DECEMBER 31, 2010

	Korean won				Translation into U.S. dollars (Note 2)
A S S E T S	March 31, 2011		December 31, 2010		March 31, 2011	December 31, 2010
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents (Notes 2 and 4)	(Won)	1,060,332	(Won)	357,470	$966,354	$325,787
Short-term financial instruments (Notes 2 and 4)		283,500		299,500	258,373	272,955
Short-term investment securities (Notes 2, 4 and 6)		135,240		393,811	123,254	358,907
Accounts receivable - trade, net (Notes 2, 4, 5 and 23)		1,337,137		1,453,061	1,218,626	1,324,275
Short-term loans, net (Notes 2, 4, 5 and 23)		97,717		80,731	89,056	73,576
Accounts receivable - other, net (Notes 2, 4, 5 and 23)		2,102,887		2,499,969	1,916,507	2,278,395
Prepaid expenses		112,218		156,153	102,272	142,313
Inventories (Note 2)		13,876		9,019	12,646	8,220
Advanced payments and other (Notes 2, 4, 5 and 6)		59,054		67,262	53,820	61,301

Total current assets		5,201,961		5,316,976	4,740,908	4,845,729

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 2 and 4)		69		69	63	63
Long-term investment securities (Note 2, 4 and 6)		1,759,645		1,517,029	1,603,686	1,382,574
Investments in subsidiaries and associates (Notes 2 and 7)		3,593,759		3,584,395	3,275,242	3,266,708
Property and equipment (Notes 2, 8 and 23)		5,436,270		5,469,747	4,954,450	4,984,960
Investment property (Notes 2 and 9)		31,736		34,799	28,923	31,715
Goodwill (Notes 2 and 10)		1,308,422		1,308,422	1,192,456	1,192,456
Intangible assets (Notes 2 and 11)		1,359,725		1,424,969	1,239,212	1,298,673
Long-term loans, net (Notes 2, 4, 5 and 23)		85,758		64,098	78,157	58,417
Long-term accounts receivable - other, net (Notes 2, 4 and 5)		246,728		527,084	224,860	480,368
Long-term prepaid expenses		17,982		1,031	16,388	940
Guarantee deposits (Notes 2, 4, 5 and 23)		150,706		154,360	137,349	140,679
Long-term derivative assets (Notes 2, 4 and 24)		155,991		139,577	142,165	127,206
Deferred income tax assets (Note 2)		184,209		183,481	167,882	167,219
Other non-current assets		971		1,089	886	991

Total non-current assets		14,331,971		14,410,150	13,061,719	13,132,969

TOTAL ASSETS	(Won)	19,533,932	(Won)	19,727,126	$17,802,627	$17,978,698

(Continued)

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION (UNAUDITED) (Continued)

MARCH 31, 2011 AND DECEMBER 31, 2010

	Korean won				Translation into U.S. dollars (Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2011		December 31, 2010		March 31, 2011	December 31, 2010
	(In millions)				(In thousands)

CURRENT LIABILITIES:
Accounts payable - other (Notes 2, 4 and 23)	(Won)	1,448,430	(Won)	1,287,035	$1,320,055	$1,172,964
Withholdings		489,473		348,093	446,091	317,241
Accrued expenses (Notes 2, 4 and 14)		1,070,399		1,104,667	975,529	1,006,760
Income tax payable		444,063		243,263	404,705	221,702
Unearned revenue		301,379		308,856	274,668	281,482
Derivative liabilities (Notes 2, 4 and 24)		17,164		15,393	15,643	14,029
Current portion of long-term debt, net (Notes 2, 4, 12 and 13)		822,164		1,208,555	749,295	1,101,440
Advanced receipts and other		37,199		45,151	33,902	41,149

Total current liabilities		4,630,271		4,561,013	4,219,888	4,156,767

NON-CURRENT LIABILITIES:
Bonds payable, net (Notes 2, 4 and 12)		2,785,531		2,933,813	2,538,648	2,673,787
Long-term borrowings (Notes 2, 4 and 13)		110,720		113,890	100,907	103,796
Long-term payables - other (Notes 2 and 4)		33,257		50,643	30,309	46,154
Long-term unearned revenue		231,180		241,892	210,690	220,453
Retirement benefit obligations (Notes 2 and 15)		31,373		21,382	28,592	19,487
Long-term derivative liabilities (Notes 2, 4 and 24)		3,780		14,761	3,445	13,453
Other non-current liabilities (Notes 2, 4, 14 and 23)		214,103		208,774	195,127	190,271

Total non-current liabilities		3,409,944		3,585,155	3,107,718	3,267,401

Total Liabilities		8,040,215		8,146,168	7,327,606	7,424,168

SHAREHOLDERS’ EQUITY:
Common stock (Notes 1 and 16)		44,639		44,639	40,683	40,683
Share premium (Notes 16 and 17)		(24,643)		(24,643)	(22,459)	(22,459)
Retained earnings (Note 18)		10,783,751		10,824,356	9,827,980	9,864,986
Reserves (Note 19)		689,970		736,606	628,817	671,320

Total shareholders’ equity		11,493,717		11,580,958	10,475,021	10,554,530

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	(Won)	19,533,932	(Won)	19,727,126	$17,802,627	$17,978,698

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

	Korean won				Translation into U.S. dollars (Note 2)
	2011		2010		2011	2010
	(In millions except for per share data)				(In thousands except for per share data)

OPERATING REVENUE:
Revenue (Note 23)	(Won)	3,129,950	(Won)	3,038,579	$2,852,540	$2,769,268
Other (Note 20)		2,198		11,350	2,004	10,344

Sub-total		3,132,148		3,049,929	2,854,544	2,779,612

OPERATING EXPENSES (Note 23):
Labor cost (Notes 15 and 23)		177,462		214,672	161,733	195,645
Commissions paid (Notes 2 and 23)		1,239,915		1,212,265	1,130,021	1,104,821
Depreciation and amortization (Notes 2, 8, 9 and 11)		413,655		402,423	376,992	366,756
Network interconnection		242,494		262,981	221,002	239,673
Leased line		97,853		85,430	89,180	77,858
Advertising		35,388		42,902	32,252	39,100
Rent		79,100		74,806	72,089	68,176
Cost of goods sold		40,910		15,586	37,284	14,205
Other (Note 20)		207,391		223,553	189,010	203,739

Sub-total		2,534,168		2,534,618	2,309,563	2,309,973

OPERATING INCOME		597,980		515,311	544,981	469,639

Finance income (Notes 2 and 21)		251,532		108,884	229,239	99,234
Finance costs (Notes 2 and 21)		(60,594)		(97,159)	(55,224)	(88,549)
Gain on disposal of Investments in associates		121		—	110	—

INCOME BEFORE INCOME TAX		789,039		527,036	719,106	480,324

PROVISION FOR INCOME TAX (Note 2)		228,367		113,922	208,127	103,825

NET INCOME	(Won)	560,672	(Won)	413,114	$510,979	$376,499

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 22)	(Won)	7,886	(Won)	5,710	$7.19	$5.20

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 22)	(Won)	7,665	(Won)	5,570	$6.99	$5.08

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

	Korean won				Translation into U.S. dollars (Note 2)
	2011		2010		2011	2010
	(In millions except for per share data)				(In thousands except for per share data)

NET INCOME	(Won)	560,672	(Won)	413,114	$510,979	$376,499

OTHER COMPREHENSIVE INCOME:
Net change in fair value of available-for-sale financial assets (Notes 2 and 19)		(85,356)		(141,144)	(77,791)	(128,634)
Gains (losses) on valuation of derivatives (Notes 2 and 19)		38,720		(3,326)	35,288	(3,031)
Actuarial loss on retirement benefit obligations (Notes 2 and 15)		(4,079)		(1,407)	(3,717)	(1,282)

Sub-total		(50,715)		(145,877)	(46,220)	(132,947)

TOTAL COMPREHENSIVE INCOME	(Won)	509,957	(Won)	267,237	$464,759	$243,552

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

			Share premium
	Share capital		Paid-in surplus		Treasury stock		Loss on disposal of treasury stock		Other		Retained earnings		Reserves		Total

(In millions of Korean won)
Balance, January 1, 2010	(Won)	44,639	(Won)	2,915,887	((Won)	1,992,083)	((Won)	15,875)	((Won)	726,156)	(Won)	9,560,310	(Won)	998,728	(Won)	10,785,450
Cash dividends		—		—		—		—		—		(607,697)		—		(607,697)
Total comprehensive income (loss):
Net income		—		—		—		—		—		413,114		—		413,114
Other comprehensive loss (Note 19)		—		—		—		—		—		(1,407)		(144,470)		(145,877)
Changes in subsidiaries		—		—		—		—		(97)		—		—		(97)

Balance, March 31, 2010	(Won)	44,639	(Won)	2,915,887	((Won)	1,992,083)	((Won)	15,875)	((Won)	726,253)	(Won)	9,364,320	(Won)	854,258	(Won)	10,444,893

Balance, January 1, 2011	(Won)	44,639	(Won)	2,915,887	((Won)	2,202,439)	((Won)	15,875)	((Won)	722,216)	(Won)	10,824,356	(Won)	736,606	(Won)	11,580,958
Cash dividends		—		—		—		—		—		(597,198)		—		(597,198)
Total comprehensive income (loss):
Net income		—		—		—		—		—		560,672		—		560,672
Other comprehensive loss (Note 19)		—		—		—		—		—		(4,079)		(46,636)		(50,715)

Balance, March 31, 2011	(Won)	44,639	(Won)	2,915,887	((Won)	2,202,439)	((Won)	15,875)	((Won)	722,216)	(Won)	10,783,751	(Won)	689,970	(Won)	11,493,717

(Continued)

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED) (Continued)

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

		Share premium
	Share capital	Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other	Retained earnings	Reserves	Total

(In thousands of U.S dollars)
Balance, January 1, 2010	$40,683	$2,657,450	($1,815,523)	($14,468)	($661,797)	$8,712,973	$910,210	$9,829,528
Cash dividends	—	—	—	—	—	(553,836)	—	(553,836)
Total comprehensive income (loss):
Net income	—	—	—	—	—	376,499	—	376,499
Other comprehensive loss (Note 19)	—	—	—	—	—	(1,282)	(131,665)	(132,947)
Changes in subsidiaries	—	—	—	—	(88)	—	—	(88)

Balance, March 31, 2010	$40,683	$2,657,450	($1,815,523)	($14,468)	($661,885)	$8,534,354	$778,545	$9,519,156

Balance, January 1, 2011	$40,683	$2,657,450	($2,007,235)	($14,468)	($658,206)	$9,864,986	$671,320	$10,554,530
Cash dividends	—	—	—	—	—	(544,268)	—	(544,268)
Total comprehensive income (loss):
Net income	—	—	—	—	—	510,979	—	510,979
Other comprehensive loss (Note 19)	—	—	—	—	—	(3,717)	(42,503)	(46,220)

Balance, March 31, 2011	$40,683	$2,657,450	($2,007,235)	($14,468)	($658,206)	$9,827,980	$628,817	$10,475,021

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

	Korean won				Translation into U.S. dollars (Note 2)
	2011		2010		2011	2010
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operating activities:
Net income	(Won)	560,672	(Won)	413,114	$510,979	$376,499
Adjustments for income and expenses (Note 25)		506,785		564,167	461,868	514,165
Changes in assets and liabilities related to operating activities (Note 25)		407,422		419,330	371,312	382,165

Sub-total		1,474,879		1,396,611	1,344,159	1,272,829
Interest received		35,993		51,570	32,803	46,999
Dividends received		26,472		29,203	24,126	26,615
Interest paid		(62,562)		(81,454)	(57,017)	(74,235)
Income tax paid		(12,431)		(341,416)	(11,329)	(311,156)

Net cash provided by operating activities		1,462,351		1,054,514	1,332,742	961,052

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net		16,000		—	14,582	—
Decrease in short-term investment securities		65,000		—	59,239	—
Decrease in short-term loans		46,288		68,324	42,185	62,268
Proceeds from sales of long-term investment securities		214,497		82	195,486	75
Proceeds from disposal of subsidiaries and associates		1,757		—	1,601	—
Proceeds from disposal of property and equipment		343		14,175	313	12,919
Proceeds from disposal of intangible assets		3		—	3	—
Collection of long-term loans		3,341		3,702	3,045	3,374
Decrease in other non-current assets		119		363	108	331

Sub-total		347,348		86,646	316,562	78,967

Cash outflows for investing activities:
Increase in short-term financial instruments, net		—		136,541	—	124,439
Increase in short-term investment securities		—		15,000	—	13,671
Increase in short-term loans		87,643		76,766	79,875	69,962
Acquisition of long-term investment securities		215,006		26	195,950	24
Acquisition of subsidiaries and associates		11,000		418,714	10,025	381,603
Acquisition of property and equipment		271,735		79,845	247,651	72,768
Increase in intangible assets		3,508		1,181	3,197	1,076
Increase in long-term loans		90		—	82	—

Sub-total		588,982		728,073	536,780	663,543

Net cash used in investing activities	((Won)	241,634)	((Won)	641,427)	($220,218)	($584,576)

(Continued)

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS (UNAUDITED) (Continued)

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

	Korean won				Translation into U.S. dollars (Note 2)
	2011		2010		2011	2010
	(In millions)				(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:

Cash inflows for financing activities:	(Won)	—	(Won)	—	$—	$—

Cash outflows for financing activities:
Repayment of current portion of long-term debt		170,000		290,000	154,933	264,297
Repayment of bonds payable		332,160		80,000	302,720	72,910
Cash outflows from transaction of derivatives		15,690		—	14,299	—

Sub-total		517,850		370,000	471,952	337,207

Net cash used in financing activities		(517,850)		(370,000)	(471,952)	(337,207)

NET INCREASE IN CASH AND CASH EQUIVALENTS		702,867		43,087	640,572	39,269

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		357,470		422,125	325,787	384,712

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH HELD IN FOREIGN CURRENCY		(5)		(5)	(5)	(5)

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(Won)	1,060,332	(Won)	465,207	$966,354	$423,976

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

NOTES TO SEPARATE FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

1.	GENERAL:

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company mainly provides wireless telecommunications in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and London Stock Exchange. As of March 31, 2011, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)

SK Holdings, Co., Ltd.	18,748,452	23.22
Tradewinds Global Investors, LLC	4,050,518	5.02
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority stockholders	45,954,460	56.91
Treasury stock	9,650,712	11.95

	80,745,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company maintains its official accounting records in Republic of Korean won (“Won”) and prepares separate financial statements in conformity with Korean statutory requirements and Korean International Reporting Standards (“K-IFRS”), in the Korean language (Hangul). Accordingly, these separate financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying separate financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, income, comprehensive income, changes in shareholders’ equity or cash flows, is not presented in the accompanying separate financial statements.

The accompanying separate financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of (Won)1,097.25 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the three months ended March 31, 2011. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

x.	Basis of Presentation

The Company has adopted the Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011. In accordance with K-IFRS 1101 “First-time adoption of International Financial Reporting Standards”, the transition date to K-IFRS is January 1, 2010. The transition adjustments to K-IFRS are summarized in Note 3.

The Company’s interim separate financial statements for the three months ended March 31, 2011 and 2010 are prepared in accordance with K-IFRS “1034 Interim Financial Reporting”.

There may be newly or amended K-IFRS and interpretations that are effective subsequent to the current period-end during 2011 or during 2012 which early-adoption is permitted during 2011. Accordingly, accounting policies that are used for the preparation of the interim separate financial statements may be different from the policies that are used for the preparation of the first annual separate financial statements in accordance with K-IFRS as of and for the period ending December 31, 2011. Currently, enactments and amendments of the K-IFRSs are in progress, and the financial information presented in the interim financial statements may change accordingly in the future.

Major accounting policies used for the preparation of the interim separate financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.

The interim separate financial statements have been prepared on the historical cost basis except for certain non-current assets and financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

y.	Foreign Currency Exchange

The individual financial statements of each Company entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the separate financial statements, the results and financial position of each Company entity are expressed in “Korean Won”, which is the functional currency of the Company and the presentation currency for the separate financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on transactions entered into in order to hedge certain foreign currency risks below for hedging accounting policies); and

•

exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

For the purpose of presenting separate financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. On the disposal of a foreign operation, all of the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss.

z.	Cash Equivalents

Cash and cash equivalents include cash, bank balances and short-term highly liquid investments with an original maturity of three months or less.

aa.	Financial Assets

All financial assets are recognized and derecognized on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories: ‘financial assets at fair value through profit or loss’ (FVTPL), ‘held-to-maturity investments’, ‘available-for-sale financial assets’ and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

4)	Classification of financial assets

1-5)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling it in the near term or it is a derivative or embedded derivative separated from contracts that is not designated and effective as a hedging instrument. Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss.

1-6)	Held-to-maturity financial assets

Non-derivatives financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment, with revenue recognized on an effective yield basis.

1-7)	Available-for-sale financial assets

Non-derivatives financial assets that are not classified as at held-to-maturity, held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as at available-for-sale financial assets. Available-for-sale financial assets are initially recognized and measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost. Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the investments revaluation reserve, with the exception of impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets, which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss. Dividends on available-for-sale financial assets are recognized in profit or loss when the Company’s right to receive the dividends is established.

1-8)	Loans and receivables

Non-derivatives financial assets like trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

5)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

With the exception of available-for-sale equity securities, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

6)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

bb.	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses.

cc.	Investments in Subsidiaries and Associates

In accordance with K-IFS 1027 and 1028, the accompanying financial statements are separate financial statements, which are presented by an investor with control of a subsidiary or significant influence over associates, in which the investments are measured based on its direct cost, not using the equity method. The Company accounts for the investments in subsidiaries and associates at cost in accordance with K-IFRS 1027. Dividends from subsidiaries and associates are recognized in profit when the right to receive the dividend is established.

dd.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Assets	Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other	4 ~ 10

The Company reviews the depreciation method, the estimated useful lives and residual values of property and equipment at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

ee.	Investment Property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives ranging from 30 years using the straight-line method.

ff.	Goodwill

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer's previously held equity interest in the acquiree (if any); over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed.

gg.	Intangible Assets

Intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives ranging from 3 ~ 20 years. The Company reviews the amortization method, the estimated useful lives and residual values of intangible assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each annual reporting period. At the case of amortizable intangible assets, the Company reviews impairment at each time whether the carrying amount is not recoverable.

hh.	Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as less at the book value in the separate statement of financial position and transferred to profit or loss on a systematic basis to decrease depreciation expenses over the useful lives of the related assets.

Government grants related to revenue are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss in the period in which they become receivable.

ii.	Financial Liabilities and Equity Instruments issued by the Company

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement. And the financial liabilities are classified as either ‘financial liabilities at fair value through profit or loss (FVTPL)’ or ‘other financial liabilities’.

5)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

6)	Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as FVTPL. A financial liability is classified as held for trading if it has been acquired principally for the purpose of repurchasing it in the near term or it is a derivative, including embedded derivative separated from contracts, that is not designated and effective as a hedging instrument.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability.

7)	Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

8)	Derecognition of financial liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. An exchange between an existing borrower and lender of debt instruments with substantially different terms, or a substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of the financial liabilities derecognized and the consideration paid is recognized in profit or loss.

jj.	Lease

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

kk.	Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument. For derivative instruments designated as hedges, the effective portions of the gains or losses on the hedging instruments are recorded as part of other comprehensive income (loss)

ll.	Retirement Benefit Obligation

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets.

For defined retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. The present value of the defined benefit obligation is denominated in the same currency in which the benefits are expected to be paid, and calculated at the discount rate which is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligation. The Company recognizes all actuarial gains and losses arising from defined benefit plans as other comprehensive income (loss) and records at retained earnings immediately, which is not reclassified to current operation thereafter.

mm.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When the effect of the time value of money is material, the provision is measured using the cash flows estimated to settle the present obligation. Discount rate is pre-tax interest rate reflecting inherent risk of liabilities and market’s valuation on the present value of monetary. Changes in provisions caused by elapse of time are the financial cost as incurred and recognized in profit or loss.

At the end of each reporting period, the remaining provision balance is reviewed and assessed to determine if the current best estimate is being recognized. If the existence of an obligation to transfer economic benefit is no longer probable, the related provision is reversed during the period.

nn.	Revenue Recognition

Revenue from the sale of goods and rendering of services in the course of ordinary operating activities is measured at the fair value of the consideration received or receivable. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, sales price is fixed or determinable and collectability is reasonably assured.

The Company’s revenue is principally derived from telecommunication service including data services and wireless device sales. Telecommunication service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees are deferred and amortized over the expected term of the customer relationship. The Company also sell products and merchandises to customers and these sales are recognized at the time products and merchandises are delivered.

oo.	Income Tax and Deferred Tax

Income tax consists of current tax and deferred tax.

4)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the separate statement of income and comprehensive income/income statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

5)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the separate financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred tax assets and liabilities if, and only if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

6)	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

pp.	Handset Subsidies to Long-term Mobile Subscribers

The Company provides lump-sum handset subsidies to customers who agree to use the Company’s service for the predetermined service period and the subsidies are charged to commission paid as the related payments are made. In case where the customers agree to use the Company’s service for the predetermined service period and purchase handsets on installment basis, the subsidies are paid every month over the installment period and the Company provides provision for handset subsidies estimated to be paid, which are charged to commission expense at the time telecommunication service contracts are made.

qq.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are critical assumptions and key sources of estimation uncertainty at the end of reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

7)	Fair value measurement of financial instruments

Subsequent to initial recognition, available-for-sale financial assets and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss or other comprehensive income. When measuring fair value, if there is quoted price in active market, the Company uses it. But, if quoted price does not exist, the Company uses valuation techniques that require the management’s judgments on the expected future cash flows and discount rates.

8)	Allowance for doubtful accounts of trade/other receivables and loans

In order to calculate allowances for doubtful accounts of the trade receivables, loans and other receivables, the management of the Company estimates an expected bad debt considering the aging of accounts receivables, past experience of bad debt, economic and industrial factors.

9)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the directors to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

10)	Measurement of property and equipment, intangible assets

If the Company acquires property and equipment or intangible assets from business combination, it is required to estimate the fair value of these assets at the acquisition date. And it is required to estimate useful lives for depreciation and amortization. For these estimation processes, the management’s judgments shall take important role.

11)	Retirement benefit plans

For defined retirement benefit plans, the cost of providing benefits is determined using actuarial valuation method that is required to make assumptions about discount rates, expected rate of return on plan assets and expected rate of salary increase. The assumptions involve critical uncertainties because the retirement benefit plans are in long-term base.

12)	Deferred tax

Recognizing and measuring of the deferred tax assets and liabilities requires the management’s judgments and specially, whether and how deferred tax assets is recognized shall be affected from an assumption and management’s judgment of the future situation.

3.	TRANSITION TO K-IFRS

As stated in Note 2, these are the Company’s first separate financial statements prepared in accordance with K-IFRS as the Company adopts K-IFRS in 2011. Therefore, prior period’s separate financial statements, comparatively presented herein, were restated in accordance with K-IFRS 1101 “First-time adoption of International Financial Reporting Standards” with a transition date of January 1, 2010.

d.	First-time adoption of K-IFRS

K-IFRS 1101 provides for a number of optional exemptions from the general principle of full retrospective applications. The optional exemptions for first-time adoption of K-IFRS of the Company are as follows.

1)	Business combination

Business combinations that occurred before the date of transition to K-IFRS, are not be retrospectively restated.

2)	Fair value or revaluation as deemed cost

Certain property and equipment has been revaluated at the date of transition to K-IFRS and that revaluation is used as the asset’s deemed cost.

3)	Deemed cost of investments in subsidiaries and associates

In accordance with the optional exemption of K-IFRS 1101, the carrying amount of investments in subsidiaries and associates, under previous GAAP (Korean GAAP), at the date of transition to K-IFRS, is used as the its deemed cost.

e.	Explanation of transition to K-IFRS

Transition adjustments from previous GAAP (Korean GAAP) to K-IFRS that affected the Company’s financial position, financial performance and cash flows are as follows.

9)	Employee benefits and retirement benefit obligation

Under Korean GAAP, at the end of a reporting period a benefit obligation is calculated and recognized, based on an assumption that all employees who have worked over a year were to retire as of the reporting period end. While, under K-IFRS, the retirement benefit amount is appropriated as a defined benefit obligation by actuarial assessment using the projected unit credit method.

Also, the Company recognizes its long-term employee benefits obligation by actuarial assessment using the projected unit credit method.

10)	Change in depreciation method

The Company changed the depreciation method of equipment from declining balance method to straight-line method.

11)	Goodwill acquired by business combinations

Under Korean GAAP, the Company amortized goodwill acquired as a result of business combinations on a straight-line method from 5 ~ 20 years from the year of acquisition. Under K-IFRS, goodwill is not amortized but reviewed for impairment annually.

12)	Transfer of financial assets

Under Korean GAAP, when the Company transferred a financial asset to financial institutions and it was determined that control over the asset has been transferred the Company derecognized the financial asset. Under K-IFRS, if the Company retains substantially all the risks and rewards of ownership of the asset, the asset is not derecognized but instead the related cash proceeds are recognized as financial liabilities.

13)	Deferment of non-refundable activation fees

Under Korean GAAP, the Company recognizes non-refundable activation revenues when the activation service is performed. Under K-IFRS, the Company defers such revenues and amortizes it over the expected term of the customer relationship.

14)	Income tax

Under Korean GAAP, deferred tax assets and liabilities were classified as either current or non-current based on the classification of their underlying assets and liabilities. If there are no corresponding assets or liabilities, deferred tax assets and liabilities were classified based on the periods the temporary differences were expected to reverse. Under K-IFRS, deferred tax assets and liabilities are all classified as non-current on the statement of financial position.

Under Korean GAAP, difference between the carrying value and the tax base of the investments in subsidiaries, branches and associates and interest in joint ventures were considered as temporary differences and recognized as deferred tax assets and liabilities assuming that all differences from one entity are recovered or settled together. Under K-IFRS, the temporary differences associated with investments in subsidiaries, branches and associates and interest in joint ventures is recognized as deferred assets and liabilities reflecting the manner in which Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

15)	Other reclassifications

7-1)	Memberships

Under Korean GAAP, memberships and guarantee deposits were classified as other non-current assets. Under K-IFRS, facility-use memberships are recognized as intangible assets with an indefinite useful life and guarantee deposits that satisfy the definition of financial assets are classified as loans and receivables at amortized costs.

7-2)	Investment property

Under Korean GAAP, properties acquired for earning rental income and/or for capital appreciation were classified as property and equipment. Under K-IFRS, such properties are reclassified separately as investment properties.

f.	Explanation of effect of transition to K-IFRS

Effects on financial position at January 1, 2010 (date of transition) are as follows (in millions of Korean won):

	Total assets		Total liabilities		Net equity

Based on Korean GAAP	(Won)	19,297,633	(Won)	8,056,183	(Won)	11,241,450
Adjustments:
1. Property and equipment		69,233		—		69,233
2. Employee benefits and retirement benefit obligation		—		14,860		(14,860)
3. Transfer of financial assets		416,242		400,754		15,488
4. Non-refundable activation fees		—		593,981		(593,981)
5. Other adjustments		(178,452)		(84,940)		(93,512)
6. Deferred tax and tax effect of adjustments		(49,227)		(210,859)		161,632

Total adjustment		257,796		713,796		(456,000)

Based on K-IFRS	(Won)	19,555,429	(Won)	8,769,979	(Won)	10,785,450

Effects on financial position at March 31, 2010 and total comprehensive income for the three months ended March 31, 2010 are as follows (in millions of Korean won):

	Total assets		Total liabilities		Net equity		Total comprehensive income

Based on Korean GAAP	(Won)	19,339,182	(Won)	8,536,782	(Won)	10,802,400	(Won)	168,566
Adjustments:
1. Property and equipment		92,144		—		92,144		22,911
2. Amortization of goodwill		32,370		—		32,370		32,370
3. Employee benefits and retirement benefit obligation		—		15,827		(15,827)		(968)
4. Transfer of financial assets		338,554		320,765		17,789		2,300
5. Effect on equity method in associates		49,046		—		49,046		49,202
6. Non-refundable activation fees		—		577,094		(577,094)		16,888
7. Other adjustments		(475)		90,345		(90,820)		2,691
8. Deferred tax and tax effect of adjustments		(4,163)		(139,048)		134,885		(26,723)

Total adjustment		507,476		864,983		(357,507)		98,671

Based on K-IFRS	(Won)	19,846,658	(Won)	9,401,765	(Won)	10,444,893	(Won)	267,237

Effects on financial position at December 31, 2010 and total comprehensive income for the year ended December 31, 2010 are as follows (in millions of Korean won):

	Total assets		Total liabilities		Net equity		Total Comprehensive income

Based on Korean GAAP	(Won)	18,959,912	(Won)	7,505,495	(Won)	11,454,417	(Won)	1,139,202
Adjustments:
1. Property and equipment		477,044		—		477,044		407,811
2. Amortization of goodwill		129,494		—		129,494		129,494
3. Employee benefits and retirement benefit obligation		—		23,630		(23,630)		(8,771)
4. Transfer of financial assets		—		—		—		(15,489)
5. Effect on equity method in associates		160,100		—		160,100		205,543
6. Non-refundable activation fees		—		533,783		(533,783)		60,199
7. Other adjustments		(389)		94,062		(94,451)		(940)
8. Deferred tax and tax effect of adjustments		965		(10,802)		11,767		(150,274)

Total adjustment		767,214		640,673		126,541		627,573

Based on K-IFRS	(Won)	19,727,126	(Won)	8,146,168	(Won)	11,580,958	(Won)	1,766,775

Under K-IFRS, dividends received, interest received, interest paid, and income tax paid which were not presented separately in the separate statement of cash flows under Korean GAAP, are now separately presented and the related income (expense) and assets (liabilities) have been adjusted for accordingly. Also, under K-IFRS, foreign currency translation amounts are presented gross as part of the related transactions and deducted against the effects of foreign exchange rate changes on the balance of cash held in foreign currencies. No others significant differences between the separate statements of cash flows prepared under Korean GAAP compared to K-IFRS have been noted.

4.	FINANCIAL INSTRUMENTS

Details of financial assets as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011
	Financial assets at FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total

Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	1,060,332	(Won)	—	(Won)	1,060,332
Financial Instruments		—		—		283,569		—		283,569
Short-term investment securities		—		135,240		—		—		135,240
Long-term investment securities		16,776		1,742,869		—		—		1,759,645
Trade and other receivables		—		—		4,027,511		—		4,027,511
Derivatives assets		—		—		—		155,991		155,991

Total	(Won)	16,776	(Won)	1,878,109	(Won)	5,372,412	(Won)	155,991	(Won)	7,422,288

	December 31, 2010
	Financial assets at FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total

Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	357,470	(Won)	—	(Won)	357,470
Financial Instruments		—		—		299,569		—		299,569
Short-term investment securities		—		393,811		—		—		393,811
Long-term investment securities		—		1,517,029		—		—		1,517,029
Trade and other receivables		—		—		4,781,648		—		4,781,648
Derivatives assets		—		—		—		139,577		139,577

Total	(Won)	—	(Won)	1,910,840	(Won)	5,438,687	(Won)	139,577	(Won)	7,489,104

Details of financial liabilities as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011
	Financial liabilities at FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total

Trade and other payables	(Won)	—	(Won)	2,643,196	(Won)	—	(Won)	2,643,196
Derivatives liabilities		3,780		—		17,164		20,944
Borrowings		—		610,720		—		610,720
Bonds payable		450,462		2,640,071		—		3,090,533

Total	(Won)	454,242	(Won)	5,893,987	(Won)	17,164	(Won)	6,365,393

	December 31, 2010
	Financial liabilities at FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total

Trade and other payables	(Won)	—	(Won)	2,685,570	(Won)	—	(Won)	2,685,570
Derivatives liabilities		5,043		—		25,111		30,154
Borrowings		—		613,890		—		613,890
Bonds payable		461,655		3,011,765		—		3,473,420

Total	(Won)	466,698	(Won)	6,311,225	(Won)	25,111	(Won)	6,803,034

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2, or 3, based on the degree to which the fair value is observable.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of March 31, 2011 are as follows (in millions of Korean won):

Type	Level 1		Level 2		Level 3		Total

Financial assets at FVTPL	(Won)	—	(Won)	16,776	(Won)	—	(Won)	16,776
Available- for-sale financial assets		1,606,247		—		271,862		1,878,109
Derivatives assets		—		155,991		—		155,991
Financial liabilities at FVTPL		450,462		3,780		—		454,242
Derivatives liabilities		—		17,164		—		17,164

5.	TRADE AND OTHER RECEIVABLES

Details of short-term trade and other receivables as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Accounts receivable – trade	(Won)	1,504,067	(Won)	1,604,269
Less : allowance for doubtful accounts		(166,930)		(151,208)
Accounts receivable – trade, net		1,337,137		1,453,061
Short-term loans		98,965		81,808
Less : allowance for doubtful accounts		(1,248)		(1,077)
Short-term loans, net		97,717		80,731
Accounts receivable - other		2,139,259		2,534,761
Less : allowance for doubtful accounts		(36,372)		(34,792)
Accounts receivable – other, net		2,102,887		2,499,969
Accrued income		6,578		2,345

	(Won)	3,544,319	(Won)	4,036,106

Details of long-term trade and other receivables as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Long-term loans	(Won)	109,698	(Won)	88,017
Less : allowance for doubtful accounts		(23,940)		(23,919)
Long-term loans, net		85,758		64,098
Long-term accounts receivable - other		246,728		527,084
Guarantee deposits		150,706		154,360

	(Won)	483,192	(Won)	745,542

Details of changes in allowance for doubtful accounts for the three months ended March 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Beginning balance	(Won)	210,996	(Won)	201,435
Increase in allowance for doubtful accounts		15,053		16,115
Decrease in allowance for doubtful accounts		—		(174)
Other		2,441		4,369

Ending balance	(Won)	228,490	(Won)	221,745

6.	INVESTMENT SECURITIES

Details of investment securities as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011				December 31, 2010
	Current		Non-current		Current		Non-current

Equity securities
Investments in listed company	(Won)	—	(Won)	1,471,247	(Won)	178,760	(Won)	1,227,380
Investments in non-listed company		240		18,626		15,051		18,626
Investments in funds and etc.		—		252,595		—		270,622

Sub-total		240		1,742,468		193,811		1,516,628

Debt Securities		—		17,177		—		401

Beneficiary certificates (Note)		135,000		—		200,000		—

Total	(Won)	135,240	(Won)	1,759,645	(Won)	393,811	(Won)	1,517,029

(Note)	The distributions arising from beneficiary certificates as of March 31, 2011, are accounted for as accrued income.

7.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Investments in subsidiaries and associates as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Investments in subsidiaries	(Won)	2,442,516	(Won)	2,442,516
Investments in associates		1,151,243		1,141,879

Ending balance	(Won)	3,593,759	(Won)	3,584,395

Details of investments in subsidiaries as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won, except for share data):

	March 31, 2011		Carrying amount
	Number of shares	Ownership percentage (%)	March 31, 2011		December 31, 2010

SK Telink Co., Ltd.	1,082,272	83.5	(Won)	144,740	(Won)	144,740
SK Communications Co., Ltd.	28,029,945	64.7		148,831		148,831
PAXNet Co., Ltd.	5,590,452	59.7		30,611		30,611
Loen Entertainment, Inc.	16,054,812	63.5		40,234		40,234
Stonebridge Cinema Fund	120	45.6		8,256		8,256
Ntreev Soft Co., Ltd.	2,064,970	63.7		7,708		7,708
Commerce Planet Co., Ltd.	29,396	100.0		139		139
SK Broadband Co., Ltd.	149,638,354	50.6		1,242,247		1,242,247
K-net Culture and Contents Venture Fund	295	59.0		28,857		28,857
2nd BMC Focus Investment Fund	200	66.7		19,782		19,782
Open Innovation Fund	450	98.9		44,938		44,938
PS&Marketing Corporation	46,000,000	100.0		213,934		213,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927		21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281		14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000		15,000
SK Telecom China Holdings Co., Ltd.	—	100.0		28,052		28,052
Sky Property Mgmt., Ltd.	22,980	60.0		264,850		264,850
SKT Vietnam PTE., Ltd.	180,476,700	73.3		26,264		26,264
SKT Americas, Inc.	109	100.0		59,167		59,167
YTK Investment Ltd	—	100.0		41,686		41,686
SK Telecom Global Investment B.V	18,000	100.0		41,012		41,012

Total			(Won)	2,442,516	(Won)	2,442,516

Details of investments in associates as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won, except for share data):

	March 31, 2011		Carrying amount
	Number of shares	Ownership percentage (%)	March 31, 2011		December 31, 2010

SK Marketing & Company Co., Ltd.	5,000,000	50.0	(Won)	112,531	(Won)	112,531
SK China Company Ltd.	720,000	22.5		47,830		47,830
SK USA, Inc.	49	49.0		5,498		5,498
F&U Credit information Co., Ltd.	300,000	50.0		4,482		4,482
Michigan Global Cinema Fund	40	36.4		3,652		3,652
3rd Fund of Isu Entertainment (Note a)	—	—		—		1,636
Korea IT Fund	190	63.3		220,957		220,957
JYP Entertainment Corporation	483,830	17.8		2,903		2,903
BMC Digital Culture and Contents Venture Fund	50	19.9		4,912		4,912
Wave City Development Co., Ltd.	382,000	19.1		1,532		1,532
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000		400,000
Daehan Kanggun BcN Co., Ltd.	1,461,486	29.0		7,272		7,272
Television Media Korea Ltd.	18,564,000	51.0		18,568		18,568
BMC Sector Limited Partnership IV	2,500	49.7		25,000		25,000
NanoEnTek, Inc. (Note b)	1,807,130	9.3		11,000		—
UNISK(Beijing) Information Technology Co., Ltd.	49	49.0		4,247		4,247
TR Entertainment	—	42.2		7,560		7,560
PT. Melon Indonesia	4,900,000	49.0		6,492		6,492
Packet One Network	979,474	27.2		119,856		119,856
SK Technology Innovation Company	—	49.0		28,146		28,146
LightSquared Inc.	3,387,916	3.3		72,096		72,096
SK Wyverns Baseball Club Co., Ltd. and other	—	—		46,709		46,709

Total			(Won)	1,151,243	(Won)	1,141,879

(Note a)	During the three months ended March 31, 2011, in accordance with the liquidation of 3rd Fund of Isu Entertainment, relevant all shares was disposed.
(Note b)	For the three months ended March 31, 2011, the Company acquired 1,807,130 shares of NanoEnTek, Inc. Though the Company only holds 9.3% ownership of NanoEnTek, Inc., as it has the ability to exercise significant influence on NanoEnTek, Inc., entity is considered an equity method investee.

In accordance with the optional exemption of K-IFRS 1101, the carrying amount of investments in subsidiaries and associates, under previous GAAP (Korean GAAP), at the date of transition to K-IFRS, is used as the its deemed cost.

8.	PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Land	(Won)	403,161	(Won)	402,702
Buildings and structures		1,561,056		1,544,963
Machinery		14,549,038		14,354,988
Other		1,344,036		1,285,999
Construction in progress		374,371		376,896

Total		18,231,662		17,965,548
Less accumulated depreciation		(12,795,392)		(12,495,801)

Property and equipment, net	(Won)	5,436,270	(Won)	5,469,747

Details of changes in property and equipment for the three months ended March 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the three months ended March 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	402,702	(Won)	—	((Won)	50)	(Won)	509	(Won)	—	(Won)	403,161
Buildings and structures		928,649		10,934		(20)		4,080		(17,089)		926,554
Machinery		3,240,001		1,340		(157)		230,392		(303,586)		3,167,990
Other		521,499		233,450		(567)		(170,980)		(19,208)		564,194
Construction in progress		376,896		26,011		—		(28,536)		—		374,371

Total	(Won)	5,469,747	(Won)	271,735	((Won)	794)	(Won)	35,465	((Won)	339,883)	(Won)	5,436,270

	For the three months ended March 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	405,418	(Won)	—	((Won)	6,657)	(Won)	1,362	(Won)	—	(Won)	400,123
Buildings and structures		979,833		83		(1,022)		3,767		(18,208)		964,453
Machinery		3,170,336		839		(2,433)		5,675		(300,247)		2,874,170
Other		330,726		52,837		(551)		(23,508)		(17,944)		341,560
Construction in progress		336,834		26,086		(58)		(11,090)		—		351,772

Total	(Won)	5,223,147	(Won)	79,845	((Won)	10,721)	((Won)	23,794)	((Won)	336,399)	(Won)	4,932,078

9.	INVESTMENT PROPERTY

Investment property as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Land	(Won)	9,001	(Won)	9,508
Buildings		43,987		46,467

Total		52,988		55,975
Less accumulated depreciation		(21,252)		(21,176)

Investment property, net	(Won)	31,736	(Won)	34,799

Details of changes in investment property for the three months ended March 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the three months ended March 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	9,508	(Won)	—	(Won)	—	((Won)	507)	(Won)	—	(Won)	9,001
Buildings		25,291		—		—		(1,350)		(1,206)		22,735

Total	(Won)	34,799	(Won)	—	(Won)	—	((Won)	1,857)	((Won)	1,206)	(Won)	31,736

	For the three months ended March 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	11,314	(Won)	—	(Won)	—	((Won)	1,362)	(Won)	—	(Won)	9,952
Buildings		31,294		—		—		(3,768)		(264)		27,262

Total	(Won)	42,608	(Won)	—	(Won)	—	((Won)	5,130)	((Won)	264)	(Won)	37,214

Details of fair value of investment property as of March 31, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	March 31, 2011		December 31, 2010

Land	(Won)	51,731	(Won)	54,647
Buildings		21,679		22,900

Total	(Won)	73,410	(Won)	77,547

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

10.	GOODWILL

Details of goodwill as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Goodwill related to acquisition of Shinsegi Telecomm, Inc	(Won)	1,306,236	(Won)	1,306,236
Other goodwills		2,186		2,186

	(Won)	1,308,422	(Won)	1,308,422

11.	INTANGIBLE ASSETS

Details of changes in intangible assets for the three months ended March 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the three months ended March 31, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Ending balance

Frequency use rights	(Won)	709,043	(Won)	—	(Won)	—	((Won)	469)	((Won)	33,211)	(Won)	675,363
Land use right		11,130		260		—		—		(948)		10,442
Industrial right		14,748		331		—		323		(847)		14,555
Software development costs		4,898		—		—		—		(944)		3,954
Membership		90,108		—		—		—		—		90,108
Other		595,042		2,917		(3)		38,488		(71,141)		565,303

Total	(Won)	1,424,969	(Won)	3,508	((Won)	3)	(Won)	38,342	((Won)	107,091)	(Won)	1,359,725

	For the three months ended March 31, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Ending balance

Frequency use rights	(Won)	727,239	(Won)	—	(Won)	—	(Won)	—	((Won)	29,132)	(Won)	698,107
Land use right		11,732		—		—		—		(812)		10,920
Industrial right		14,948		181		—		—		(990)		14,139
Software development costs		12,528		—		—		—		(1,633)		10,895
Membership		89,777		—		—		—		—		89,777
Other		591,067		1,000		(5)		31,018		(69,791)		553,289

Total	(Won)	1,447,291	(Won)	1,181	((Won)	5)	(Won)	31,018	((Won)	102,358)	(Won)	1,377,127

The book value and residual useful lives of major intangible assets as of March 31, 2011 are as follows (in millions of Korean won):

	Amount		Description	Residual useful lives

IMT license	(Won)	557,429	Frequency use rights relating to W-CDMA service	(note a)
W-CDMA license		93,788	Frequency use rights relating to W-CDMA service	(note b)
WiBro license		20,419	WiBro service	(note c)
DMB license		3,727	DMB service	5 years and 3 months

(note a)	The Company purchased the W-CDMA license from KCC on December 3, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003 under a straight-line basis over the remaining useful life of the license. The W-COMA license will expire in December 2016.
(note b)	The Company purchased an the additional W-CDMA license from KCC on May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-COMA license will expire in December 2016.
(note c)	The Company purchased a WiBro license from KCC on March 30, 2005. The license period is for 7 years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006, under a straight line basis over the remaining useful life.

12.	BONDS PAYABLE

Bonds payable as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

	Maturity	Annual Interest rate (%)	March 31, 2011		December 31, 2010

Domestic general bonds	2011	3.0	(Won)	200,000	(Won)	200,000
〃	2013	4.0~6.92		450,000		450,000
〃	2014	5.0		200,000		200,000
〃	2015	5.0		200,000		200,000
〃	2016	5.0~5.92		470,000		470,000
〃	2018	5.0		200,000		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		—		341,670
Dollar denominated bonds (US$400,000)	2027	6.63		442,880		455,560

Yen denominated bonds (JPY 15,500,000) (note a)	2012	3 M Euro Yen LIBOR+0.55~2.5		206,443		216,547
Yen denominated bonds (JPY 5,000,000) (note a)	2012	3 M Euro Yen TIBOR+2.5		66,595		69,854
Floating rate notes (US$ 220,000) (note a)	2012	3 M LIBOR+3.15		243,584		250,558
Convertible bonds (US$ 332,528) (note b)	2014	1.75		450,462		461,655

Sub total				3,129,964		3,515,844
Less discounts on bonds				(39,431)		(42,424)

Net				3,090,533		3,473,420
Less portion due within one year				(305,002)		(539,607)

Long-term portion			(Won)	2,785,531	(Won)	2,933,813

(note a)	The 3-months Euro Yen LIBOR rate, the 3-months Euro Yen TIBOR rate and the 3-month LIBOR rate as of March 31, 2011 are 0.20%, 0.34% and 0.30%, respectively.
(note b)	On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with conversion price of (Won)230,010 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be converted as of March 31, 2011 is 2,177,389 shares.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of conversion rights, the Company will pay a bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on January 21, 2011, the Conversion price has changed from (Won)220,000 to (Won)211,271 and the number of common shares that can be converted changed from 2,090,996 shares to 2,177,389 shares due to the payment of periodic dividends. During the three months ended March 31, 2011, no conversion was made.

13.	BORROWINGS

a. Long-term borrowings

Long-term borrowings as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

Lender	Maturity	Annual interest rate (%) (note)	March 31, 2011		December 31, 2010

Korea Development Bank	2011	91 days CD yield + 1.02	(Won)	100,000	(Won)	100,000
Citibank	2011	91 days CD yield + 1.20	(Won)	100,000	(Won)	100,000
Nonghyup	2011	91 days CD yield + 1.30	(Won)	100,000	(Won)	100,000
Hana Bank	2011	91 days CD yield + 1.50	(Won)	150,000	(Won)	150,000
Nonghyup	2011	91 days CD yield + 1.50	(Won)	50,000	(Won)	50,000
Credit Agricole	2013	6M Libor + 0.29	US$	30,000	US$	30,000
Bank of China	〃	〃	US$	20,000	US$	20,000
DBS Bank	〃	〃	US$	25,000	US$	25,000
SMBC	〃	〃	US$	25,000	US$	25,000

Total			(Won)	500,000	(Won)	500,000
			US$	100,000	US$	100,000

Equivalent in Korean won			(Won)	610,720	(Won)	613,890
Less portion due within one year				(500,000)		(500,000)

Long-term portion			(Won)	110,720	(Won)	113,890

(note)	As of March 31, 2011, the 91-days CD yield rate is 3.39% and the 6-month Libor rate is 0.46%

14.	PROVISON

Details of change in the provisions for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended March 31, 2011								As of March 31, 2011
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current

Provision for handset subsidy	(Won)	732,042	(Won)	200,315	((Won)	213,463)	(Won)	718,894	(Won)	633,447	(Won)	85,447
Provision for point program		266		—		(184)		82		82		—
Provision for restoration		27,740		741		—		28,481		—		28,481

Total	(Won)	760,048	(Won)	201,056	((Won)	213,647)	(Won)	747,457	(Won)	633,529	(Won)	113,928

	For the three months ended March 31, 2010								As of March 31, 2010
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current

Provision for handset subsidy	(Won)	609,733	(Won)	325,829	((Won)	174,660)	(Won)	760,902	(Won)	632,508	(Won)	128,394
Provision for point program		807		—		(75)		732		250		482
Provision for restoration		22,642		1,057		—		23,699		—		23,699

Total	(Won)	633,182	(Won)	326,886	((Won)	174,735)	(Won)	785,333	(Won)	632,758	(Won)	152,575

The Company, for its marketing purposes, grants Point Box Mileage to its subscribers based on their usage of the Company’s services. Points’ provision is provided based on the historical usage experience and the Company’s marketing policy. Also, the Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on an installment basis. Such provision is recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage and subsidies payment duration since the period end date.

15.	RETIREMENT BENEFIT OBLIGATION

g.	Details of retirement benefit obligation as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Present value of defined benefit obligation	(Won)	113,836	(Won)	105,966
Fair value of plan assets		(82,463)		(84,584)

Total	(Won)	31,373	(Won)	21,382

h.	Principal actuarial assumptions as of March 31, 2011 and December 31, 2010 are as follows:

	March 31, 2011	December 31, 2010

Discount rate for defined benefit obligations	5.49%	6.10%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	4.74%	4.71%
Expected rate of salary increase	5.62%	5.87%

i.	Changes in defined benefit obligations for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Beginning balance	(Won)	105,966	(Won)	87,102
Current service cost		7,465		7,099
Interest cost		1,425		1,334
Actuarial gain or loss		3,777		1,041
Benefit paid		(5,017)		(3,713)
Others		220		382

Ending balance	(Won)	113,836	(Won)	93,245

j.	Changes in plan assets for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Beginning balance	(Won)	84,584	(Won)	66,489
Expected return on plan assets		974		741
Actuarial gain or loss		(302)		(365)
Benefit payment		(2,793)		(2,999)
Others		—		382

Ending balance	(Won)	82,463	(Won)	64,248

k.	Expenses recognized in profit and loss for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won)

	For the three months ended
	March 31, 2011		March 31, 2010

Current service cost	(Won)	7,465	(Won)	7,099
Interest cost		1,425		1,334
Expected return on plan assets		(974)		(741)

Total	(Won)	7,916	(Won)	7,692

l.	Details of plan assets as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Equity instruments	(Won)	20,804	(Won)	21,687
Debt instruments		48,767		49,465
Others		12,892		13,432

Total	(Won)	82,463	(Won)	84,584

Actual return on plan assets for the three months ended March 31, 2011 and 2010 is (Won)672 million and (Won)376 million, respectively.

16.	SHARE CAPITAL AND SHARE PREMIUM

The Company’s outstanding share capital consists entirely of common stock with a par value of (Won)500. The number of authorized, issued and outstanding common shares and share premium as of March 31, 2011 and December 31, 2010 are as follows(in millions of Korean won, except for share data):

	March 31, 2011		December 31, 2010

Authorized shares		220,000,000		220,000,000
Issued shares (Note)		80,745,711		80,745,711

Share capital
Common stock	(Won)	44,639	(Won)	44,639
Share premium :
Paid-in surplus		2,915,887		2,915,887
Treasury stock		(2,202,439)		(2,202,439)
Loss on disposal of treasury stock		(15,875)		(15,875)
Others		(722,216)		(722,216)

Sub-total	((Won)	24,643)	((Won)	24,643)

There are no changes in share capital for the three months ended March 31, 2011 and for the year ended December 31, 2010.

(Note)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares has decreased without change in the share capital.

17.	TREASURY STOCK:

Through 2008, the Company acquired 8,707,696 shares of treasury stock in the open market for (Won)2,055,620 million for providing stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder values, and to be able to stabilize its stock price when needed.

On January 9, 2009, in accordance with the resolution of Board of Directors on October 23, 2008, the Company acquired 141,012 shares of treasury stock for (Won)28,939 million and concurrently retired 448,000 treasury shares which it accumulated to date, with the Company’s retained earnings, for (Won)92,477 million. As a result of these transactions, retained earnings decreased by (Won)92,476 million.

On December 15, 2009, the Company acquired 4 shares of treasury stock for (Won)1 million by acquisition request of odd lot stock, due to the merger with Shinsegi Telecom, Inc.

While from July 26, 2010 through October 20, 2010, the Company additionally acquired 1,250,000 shares of treasury stock for (Won)210,356 million in accordance with a resolution of the Board of Directors on July 22, 2010.

As a result of aforementioned treasury stock transactions, as of March 31, 2011 and December 31, 2010, the Company has, 9,650,712 shares of treasury stock, at (Won)2,202,439 million.

18.	RETAINED EARNINGS

Retained earnings as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Appropriated :
Legal reserve	(Won)	22,320	(Won)	22,320
Reserve for research and manpower development		535,595		658,928
Reserve for business expansion		8,009,138		7,519,138
Reserve for technology development		1,524,000		1,150,000

Sub-total		10,091,053		9,350,386
Unappropriated		692,698		1,473,970

Total	(Won)	10,783,751	(Won)	10,824,356

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

b.	Reserve for Business Expansion and Technology Development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

19.	RESERVES

Details of reserves as of March 31, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	March 31, 2011		December 31, 2010

Net change in fair value of available-for-sale financial assets	(Won)	717,719	(Won)	803,075
Loss on valuation of derivatives		(27,749)		(66,469)

Total	(Won)	689,970	(Won)	736,606

Details of change in reserves for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	Net change in fair value of available-for-sale financial assets		Loss on valuation of derivatives		Total

Balance, January 1, 2011	(Won)	803,075	((Won)	66,469)	(Won)	736,606
Changes		(112,735)		50,296		(62,439)
Tax effect		27,379		(11,576)		15,803

Balance, March 31, 2011	(Won)	717,719	((Won)	27,749)	(Won)	689,970

Balance, January 1, 2010	(Won)	1,003,145	((Won)	4,417)	(Won)	998,728
Changes		(178,675)		(4,120)		(182,795)
Tax effect		37,530		795		38,325

Balance, March 31, 2010	(Won)	862,000	((Won)	7,742)	(Won)	854,258

20.	OTHER OPERATING INCOME AND EXPENSES

Details of other operating income and expenses for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Other operating income :
Gain on disposal of property and equipment and intangible assets (Note)	(Won)	115	(Won)	6,109
Reversal of allowance for doubtful accounts (Note)		—		174
Other (Note)		2,083		5,067

Total	(Won)	2,198	(Won)	11,350

Other operating expenses :
Communication expenses	(Won)	13,681	(Won)	13,768
Utilities		27,770		26,163
Taxes and dues		7,421		5,227
Repair		41,914		36,422
Research and development		57,736		61,346
Training		4,204		3,695
Bad debt expenses		11,528		15,921
Supplies and other		11,996		11,399
Loss on disposal of property and equipment (Note)		565		2,661
Donations (Note)		23,280		42,438
Other bad debt expenses(Note)		3,525		194
Other (Note)		3,771		4,319

Total	(Won)	207,391	(Won)	223,553

(Note)	Under previous GAAP (Korean GAAP), these were classified as other non-operating income and expenses. While under K-IFRS, these are classified as other operating income and expenses.

21.	FINANCE INCOME AND COSTS

Details of finance income and costs for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Finance income :
Interest income	(Won)	43,015	(Won)	55,643
Dividend income		26,472		29,203
Gain on foreign exchange translation		8,318		24,038
Gain on valuation of financial assets at FVTPL		2,776		—
Gain on disposal of long term investment assets		158,495		—
Gain on valuation of derivatives		1,263		—
Gain on valuation of financial liabilities at FVTPL		11,193		—

Total	(Won)	251,532	(Won)	108,884

Finance costs :
Interest costs	(Won)	55,083	(Won)	69,844
Loss on valuation of short-term investment securities		—		3,439
Loss on foreign exchange translation		2,380		1,950
Loss on disposal of long term investment assets		—		1
Loss on transactions and valuation of derivatives		3,131		20,076
Loss on valuation of financial liabilities at FVTPL		—		1,849

Total	(Won)	60,594	(Won)	97,159

Details of interest income included in finance income for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Interest income on cash equivalents and deposits	(Won)	10,091	(Won)	7,899
Interest income on installment receivables and other interest income		32,924		47,744

Total	(Won)	43,015	(Won)	55,643

Details of interest expenses included in finance costs for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Interest expense on bank overdrafts and borrowings	(Won)	9,728	(Won)	12,502
Interest expense on bonds		41,428		51,275
Other interest expenses		3,927		6,067

Total	(Won)	55,083	(Won)	69,844

22.	NET INCOME PER SHARE

Net income per share for the three months ended March 31, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Net income per share

	For the three months ended
	March 31, 2011		March 31, 2010

Net income	(Won)	560,672	(Won)	413,114
Weighted average number of common shares outstanding		71,094,999		72,344,999

Net income per share(in Korean won)	(Won)	7,886	(Won)	5,710

The weighted average number of common shares outstanding for the three months ended March 31, 2011 and 2010 are calculated as follows:

	Date	Number of shares	Weighted number of Days	Weighted number of shares

For the three months ended March 31, 2011 :
Number of shares at January 1, 2011		80,745,711	90/90	80,745,711
Treasury stock, at the beginning of the year		(9,650,712)	90/90	(9,650,712)

Number of shares at March 31, 2011		71,094,999		71,094,999

For the three months ended March 31, 2010 :
Number of shares at January 1, 2010		80,745,711	90/90	80,745,711
Treasury stock, at the beginning of the year		(8,400,712)	90/90	(8,400,712)

Number of shares at March 31, 2010		72,344,999		72,344,999

Diluted net income per share amounts for the three months ended March 31, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Diluted net income per share

	March 31, 2011		March 31, 2010

Adjusted net income	(Won)	561,664	(Won)	414,550
Adjusted weighted average number of common shares outstanding		73,272,388		74,423,054

Diluted net income per share	(Won)	7,665	(Won)	5,570

Adjusted net income per share and the adjusted weighted average number of common shares outstanding for the three months ended March 31, 2011 and 2010 are calculated as follows (In millions of Korean won, except for share data):

	For the three months ended
	March 31, 2011		March 31, 2010

Net income	(Won)	560,672	(Won)	413,114
Effect of convertible bonds (Note)		992		1,436

Adjusted net income	(Won)	561,664	(Won)	414,550

Weighted average number of common shares outstanding		71,094,999		72,344,999
Effect of convertible bonds (Note)		2,177,389		2,078,055

Adjusted weighted average number of common shares outstanding		73,272,388		74,423,054

(Note)	The effect of convertible bonds increased net income related to interest expenses that would not be incurred, and increased the weighted average number of common shares outstanding related to common shares that would be issued, assuming that the conversion of convertible bonds had occurred at the beginning of the period.

23.	TRANSACTIONS WITH RELATED PARTIES

As of March 31, 2011, the parent company and subsidiaries of the Company are as follows:

Type	Company	Ownership percentage (%)	Types of business
Ultimate parent company	SK C&C Co., Ltd.	31.8 (Note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd.	23.2 (Note b)	Holding company
Subsidiary	SK Telink Co., Ltd.	83.5	Telecommunication service
〃	SK Communications Co., Ltd.	64.7	Internet website services
〃	PAXNet Co., Ltd.	59.7	Internet website services
〃	Loen Entertainment, Inc.	63.5	Release of music disc
〃	Stonebridge Cinema Fund	45.6	Investment association
〃	Ntreev Soft Co., Ltd.	63.7	Game software production
〃	SK i-media Co., Ltd.	100.0 (Note c)	Game software production
〃	Commerce Planet Co., Ltd.	100.0	Cosmetic wholesale
〃	SK Broadband Co., Ltd.	50.6	Internet website services and telecommunication service
〃	Broadband D&M Co., Ltd.	100.0 (Note c)	Telecommunication service
〃	Broadband media Co., Ltd.	100.0 (Note c)	Multimedia TV portal service
〃	Broadband CS Co., Ltd.	100.0 (Note c)	Customer Q&A and Service
〃	K-net Culture and Contents Venture Fund	59.0	Investment association
〃	2nd BMC Focus Investment Fund	66.7	Investment association
〃	Open Innovation Fund	98.9	Investment association
〃	PS&Marketing Corporation	100.0	Retail
〃	Service Ace Co., Ltd.	100.0	Customer center management service
〃	Service Top Co., Ltd.	100.0	Customer center management service
〃	Network O&S Co., Ltd.	100.0	Base station maintenance service
〃	SK Telecom China Holdings Co., Ltd.	100.0	Equity investment (Holding company)
〃	Sky Property Mgmt., Ltd.	60.0	Equity investment
〃	Shenzhen E-eye High Tech Co., Ltd.	65.5 (Note c)	GPS manufacturing and selling
〃	YTK Investment Ltd	100.0	Investment
〃	SKT Vietnam PTE., Ltd.	73.3	Telecommunication service
〃	SKT Americas, Inc.	100.0	Telecommunication service
〃	Technology Venture Fund, LP	100.0 (Note c)	Research & Development
〃	SK Telecom Global Investment B.V	100.0	Equity investment

(Note a)	The ownership percentage represents ultimate parent Company’s ownership over the parent company
(Note b)	The ownership percentage represents parent company’s ownership over the Company.
(Note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

Significant related party transactions for the three months ended March 31, 2011 and 2010, and account balances as of March 31, 2011 and December 31, 2010 are as follows (In millions of Korean won):

a. Transactions

	For three months ended March 31, 2011						For three months ended March 31, 2010
	Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income		Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	25,576	(Won)	62,684	(Won)	1,324	(Won)	6,157	(Won)	58,791	(Won)	3,309

Parent Company:
SK Holdings Co., Ltd.		—		6,256		76		—		5,902		95

Subsidiaries:
SK Telink Co., Ltd.		—		25,113		18,262		—		4,081		10,407
SK Communications Co., Ltd.		—		2,254		2,120		—		2,864		2,754
Loen Entertainment, Inc.		—		9,838		950		—		7,598		1,066
Ntreev Soft Co., Ltd.		—		—		2,996		—		210		1
Commerce Planet Co., Ltd.		—		41,999		2,382		1,186		23,470		1,488
SK Broadband Co., Ltd.		—		51,466		19,960		—		28,617		16,283
PS&Marketing Corporation		—		63,467		622		—		81,264		519
Service Ace Co., Ltd.		—		28,171		2,777		—		—		—
Service Top Co., Ltd.		—		27,448		1,611		—		—		—
Network O&S Co., Ltd.		—		18,879		567		—		—		—
SK Telecom China Holdings Co., Ltd.		—		4,520		—		—		6,999		—
SKT Americas, Inc.		—		3,308		—		—		4,000		—
Others		—		251		45		—		37,242		7,702

Associates:
SK Marketing & Company Co., Ltd.		—		27,382		2,182		—		24,217		1,510
F&U Credit Information Co., Ltd.		—		9,742		383		—		—		—
SK Wyverns Baseball Club Co., Ltd.		—		9,794		13		—		6,500		23
HanaSK Card Co., Ltd.		2		44,313		17,793		—		—		—
Others		—		4,164		1		—		2,422		1

Others :
SK MNS Co., Ltd.		—		2,369		4		—		—		—
SK Engineering & Construction Co., Ltd.		8,023		83		951		—		—		3,361
SK Telesys Co., Ltd.		9,017		2,257		37,208		18,397		214		556
SK Networks Co., Ltd.		168		86,246		4,133		17		120,608		3,722
MRO Korea Co., Ltd.		166		588		3		1,475		623		13
SK Networks Service Co., Ltd.		—		3,167		79		—		2,511		65
Others		271		23,637		1,641		—		4,191		2,074

Total	(Won)	43,223	(Won)	559,396	(Won)	118,083	(Won)	27,232	(Won)	422,324	(Won)	54,949

b. Account balances

	As of March 31, 2011
	Accounts receivable		Short-term loans		Long-term loans		Guarantee deposits		Accounts payable		Guarantee deposits received

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	599	(Won)	—	(Won)	—	(Won)	—	(Won)	36,706	(Won)	197

Parent Company:
SK Holdings Co., Ltd.		68		—		—		—		—		—

Subsidiaries:
SK Telink Co., Ltd.		7,361		—		—		—		8,700		3,196
SK Communications Co., Ltd.		2,607		—		—		—		2,788		5,524
Loen Entertainment, Inc.		576		—		—		—		3,518		—
Ntreev Soft Co., Ltd.		3,296		—		—		—		—		—
Commerce Planet Co., Ltd.		9,978		—		—		—		12,716		—
SK Broadband Co., Ltd.		586		—		—		1,151		3,437		39,601
PS&Marketing Corporation		—		—		—		—		23,563		6,035
Service Ace Co., Ltd.		618		—		—		—		10,570		4,001
Service Top Co., Ltd.		285		—		—		—		11,220		3,367
Network O&S Co., Ltd.		180		—		—		—		—		170
SKT Vietnam PTE., Ltd.		3,637		—		—		—		—		—
Others		10		—		—		—		257		150

Associates:
SK Marketing & Company Co., Ltd.		2,435		—		—		—		15,641		—
F&U Credit Information Co., Ltd.		38		—		—		—		3,636		—
Wave City Development Co., Ltd.		38,412		—		—		—		—		—
HanaSK Card Co., Ltd.		6,524		—		—		—		466		—
Daehan Kanggun BcN Co., Ltd.		—		—		30,224		—		—		—
Others		6		575		1,832		—		—		—

Others :
SK MNS Co., Ltd.		751		—		—		—		1,844		—
SK Engineering & Construction Co., Ltd.		1,806		—		—		—		14,224		82
SK Telesys Co., Ltd.		4,801		—		—		—		10,279		—
SK Networks Co., Ltd.		2,223		—		—		5,513		24,558		493
MRO Korea Co., Ltd.		2		—		—		—		321		—
Others		1,204		—		—		103		1,779		—

Total	(Won)	88,003	(Won)	575	(Won)	32,056	(Won)	6,767	(Won)	186,223	(Won)	62,816

	As of December 31, 2010
	Accounts receivable		Short-term loans		Long-term loans		Guarantee deposits		Accounts payable		Guarantee deposits received

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	843	(Won)	—	(Won)	—	(Won)	—	(Won)	163,154	(Won)	197

Parent Company:
SK Holdings Co., Ltd.		525		—		—		—		—		—

Subsidiaries:
SK Telink Co., Ltd.		4,573		—		—		—		9,086		3,439
SK Communications Co., Ltd.		2,239		—		—		—		8,706		5,524
Loen Entertainment, Inc.		665		—		—		—		4,058		—
Ntreev Soft Co., Ltd.		6,622		—		—		—		75		—
Commerce Planet Co., Ltd.		10,927		—		—		—		19,359		—
SK Broadband Co., Ltd.		3,373		—		—		1,151		63,917		39,462
PS&Marketing Corporation		1,085		—		—		—		27,133		5,913
Service Ace Co., Ltd.		164		—		—		—		10,078		3,890
Service Top Co., Ltd.		542		—		—		—		9,672		3,367
Network O&S Co., Ltd.		184		—		—		—		10,627		170
SK Telecom China Co., Ltd.		—		—		—		—		6,984		—
SKT Vietnam PTE., Ltd.		4,205		—		—		—		—		—
SKT Americas, Inc.		—		—		—		—		7,830		—
Others		270		—		—		—		7,913		150

Associates:
SK Marketing & Company Co., Ltd.		3,382		—		—		—		32,304		—
Wave City Development Co., Ltd.		38,412		—		—		—		—		—
HanaSK Card Co., Ltd.		8,478		—		—		—		19,948		—
Daehan Kanggun BcN Co., Ltd.		—		—		30,224		—		—		—
Others		9		575		1,832		—		1,826		—

Others :
SK MNS Co., Ltd.		1,591		—		—		—		3,998		—
SK Engineering & Construction Co., Ltd.		1,171		—		—		—		16,148		82
SK Telesys Co., Ltd.		14,197		—		—		—		30,037		—
SK Networks Co., Ltd.		2,911		—		—		5,513		32,734		489
MRO Korea Co., Ltd.		5		—		—		—		1,408		—
Others		1,986		—		—		96		6,255		70

Total	(Won)	108,359	(Won)	575	(Won)	32,056	(Won)	6,760	(Won)	493,250	(Won)	62,753

c. Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the three months ended March 31, 2011 and 2010 are as follows (In millions of Korean won):

	For the three months ended March 31, 2011						For the three months ended March 31, 2010
Payee	Payroll		Severance indemnities		Total		Payroll		Severance indemnities		Total

Eight(8) Registered directors (including outside directors)	(Won)	7,156	(Won)	517	(Won)	7,673	(Won)	1,964	(Won)	375	(Won)	2,339

24. DERIVATIVE INSTRUMENTS:

a. Currency swap contract under cash flow hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of March 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)3,186 million (net of tax effect totaling (Won)457 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling (Won)15,920 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of March 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)1,823 million (net of tax effect totaling (Won)1,013 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling (Won)62,443 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporation Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of March 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)2,413 million (net of tax effect totaling (Won)681 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)6,172 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Mitsubishi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of March 31, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)1,101 million (net of tax effect totaling (Won)311 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)12,013 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and other five banks to hedge the foreign currency risk of unguaranteed U.S. dollar dominated bonds with face amounts totaling US$400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of March 31, 2011, in connection with unsettle foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)27,259 million (excluding tax effect totaling (Won)7,689 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won)14,398 million) is accounted for as other comprehensive loss. Meanwhile, in connection with the currency swap contract, gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to (Won)129,806 million was charged to current operations.

b. Interest rate swap contract under cash flow hedge accounting

The Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and two other banks to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling (Won)500,000 million borrowed on July 28, 2008 between August 12, 2011. As of March 31, 2011, in connection with unsettled interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)2,642 million (net of tax effect totaling (Won)843 million) is accounted for as accumulated other comprehensive loss.

c. Interest rate swap contract which no hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with DBS and Calyon Bank the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of (Won)1,263 million and loss on valuation of interest swap of (Won)1,642 million, respectively, for the three months ended March 31, 2011 and 2010, respectively, are charged to current operations.

As of March 31, 2011, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (in thousands of U.S. dollars, Japanese yen and millions of Korean won):

					Fair value
Type	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge		Not Designated		Total

Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~ Oct. 10, 2013	(Won)	12,277	(Won)	—	(Won)	12,277
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		80,461		—		80,461
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		63,253		—		63,253

Total assets					(Won)	155,991	(Won)	—	(Won)	155,991

Current liabilities:
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012		3,078		—		3,078
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	5,000,000	Mar. 05, 2009 ~ Mar. 5, 2012		10,601		—		10,601
Floating-to-fixed Interest rate swap	Long-term borrowings	(Won)	500,000	Jul. 28, 2008 ~ Aug. 12, 2011		3,485		—		3,485

Non-current liabilities
Floating-to-fixed Interest rate swap	U.S. dollar denominated bonds	US$	220,000	Apr. 29, 2009 ~ Apr.29, 2012		—		3,780		3,780

Total liabilities					(Won)	17,164	(Won)	3,780	(Won)	20,944

25. STATEMENTS OF CASH FLOWS

Adjustments for income and expenses from operating activities for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Interest income	((Won)	43,015)	((Won)	55,643)
Dividend income		(26,472)		(29,203)
Gain on foreign exchange translation		(7,083)		(22,792)
Gain on valuation of financial assets at FVTPL		(2,776)		—
Gain on disposal of long term investments assets		(158,495)		—
Gain on valuation of derivatives		(1,263)		—
Gain on disposal of investments in associates		(121)		—
Gain on disposal of property, equipment and intangible assets		(115)		(6,109)
Reversal of allowance for doubtful accounts		—		(174)
Other income		(13,413)		(1,406)
Interest expenses		55,083		69,844
Loss on valuation of short-term investment securities		—		3,439
Loss on foreign exchange translation		173		347
Loss on disposal of long term investments assets		—		1
Loss on valuation of derivatives		—		20,076
Loss on transaction of derivatives		3,131		—
Income tax expense		228,367		113,922
Provision for retirement benefits		7,816		7,517
Depreciation and amortization		448,180		439,021
Bad debt expenses		11,528		15,921
Loss on disposal of property, equipment and intangible assets		565		2,661
Other bad debt expenses		3,525		194
Other expenses		1,170		6,551

	(Won)	506,785	(Won)	564,167

Changes in assets and liabilities from operating activities for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Accounts receivable - trade	(Won)	104,268	(Won)	186,982
Accounts receivable - other		393,964		(95,843)
Advance payments		(59,696)		(20,628)
Prepaid expenses		28,773		1,790
Inventories		(4,857)		7,910
Other current assets		235		(122)
Long-term accounts receivables - other		280,356		(84,581)
Accounts payable -other		(435,664)		174,978
Advanced receipts		(7,952)		12,957
Withholdings		145,282		215,879
Accrued expenses		(16,545)		37,029
Unearned revenue		(18,189)		(15,548)
Retirement benefit payment		(5,017)		(3,713)
Plan assets		2,793		2,999
Other non-current liabilities		(329)		(759)

	(Won)	407,422	(Won)	419,330

Significant non-cash transactions for the three months ended March 31, 2011 and 2010 are as follows (in millions of Korean won):

	For the three months ended
	March 31, 2011		March 31, 2010

Transfer construction is progress to of property and equipment	(Won)	273,857	(Won)	37,188
Write-off of accounts receivable-trade and others		174		101
Transfer bonds payable to current portion of long-term debt account		106,551		70,000
Transfer long-term borrowings to current portion of long-term debt account		17,533		170,000

26. FINANCIAL RISK MANAGEMENT:

Financial Risk Factors

The Company is exposed to credit risk, liquidity risk and market risks (Market risk is the risk due to changes in market prices, such as foreign exchange rates, interest rates and equity prices). The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables, and financial liabilities such as trade and other payables, borrowings, and bonds payable.

a. Market risk

a-(1) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manage currency risk by currency forward, etc if needed to hedge currency risk on business transactions. The occurrence of currency risk is mainly on forecasted transaction and recognized assets and liabilities which is denominated in a currency other than the functional currency of the Company.

In addition, the Company has entered into a cross currency swap to hedge against currency risk related to foreign currency borrowings and bonds payables.(Refer to Note 24)

a-(2) Equity price risk

The Company has equity securities which includes listed and non-listed securities for its liquidity and operating purpose. For its purpose, the Company uses more than one direct or indirect investment instruments.

a-(3) Interest rate risk

The Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However the Company still has interest rate risk arising from borrowings and bonds payables.

Accordingly, the Company performs various analysis of interest rate risk, which include refinancing, renewal, alternative finance and hedging instrument option, to reduce interest rate risk and to optimize its financing. The Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and bonds payables. (Refer to Note 24)

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instruments fails to meet his/her contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading record and other factors; based on such information the Company establishes credit limits for each customer or counterparty.

For the three months ended March 31, 2011, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue. As a result, the Company believes that the possibility of default is low. Also, the Company’s credit risk can rise due to transactions with financial institutions related to it cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to dealing with high credit worthy financial institution.

c. Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines to maintain and effective & efficient business.

Capital Management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The Company overall strategy remains unchanged since 2010.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the consolidated financial statements.

Debt-equity ratio as of March 31, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	March 31, 2011		December 31, 2010

Debt	(Won)	8,040,215	(Won)	8,146,168
Equity		11,493,717		11,580,958

Debt-equity ratio		69.95%		70.34%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: July 8, 2011